Exhibit 1

The Westpac Group
Interim 2011

Results

This interim profit announcement has been prepared for distribution in the United States of America

Half Year 2011 Results

01	Introduction		1
02	Reported Results		5
	2.1	Reported Results	5
	2.2	Reported Balance Sheet	6
	2.3	Key Financial Data	7
	2.4	Market Share and System Multiple Metrics	9
	2.5	Risk Factors	11
03	Review of Group Operations		15
	3.1	Reported Results Summary	15
	3.2	Review of Reported Results	20
	3.3	Credit Quality	35
	3.4	Balance Sheet and Funding	38
	3.5	Capital and Dividends	44
	3.6	Other Regulatory Developments	48
04	Divisional Results		52
	4.1	Divisional Results	52
	4.2	Westpac Retail and Business Banking	53
	4.3	Westpac Institutional Bank	56
	4.4	St.George Bank	58
	4.5	BT Financial Group (Australia)	61
	4.6	New Zealand	64
	4.7	Pacific Banking	67
	4.8	Group Businesses	69
05	Reported Financial Information		71
	5.1	Consolidated Income Statement (unaudited)	72
	5.2	Consolidated Balance Sheet (unaudited)	73
	5.3	Consolidated Cash Flow Statement (unaudited)	74
	5.4	Consolidated Statement of Comprehensive Income (unaudited)	75
	5.5	Consolidated Statement of Changes in Equity (unaudited)	76
	5.6	Notes to First Half 2011 Reported Financial Information (unaudited)	77
06	Other Information		104
	6.1	Exchange Rates	104
	6.2	Financial Calendar	105
07	Segment Result		106
	7.1	Half Year Segment Reported Results	106
	7.2	Cash Earnings Adjustments	109
08	Glossary		111

In this announcement references to ‘Westpac’, ‘WBC’, ‘The Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

Introduction

1.        Introduction

This interim profit announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2011 (First Half 2011). Throughout this profit announcement we also refer to the six months ended 31 March 2010 (First Half 2010) and the six months ended 30 September 2010 (Second Half 2010).

The selected financial information for the First Half 2011, First Half 2010 and Second Half 2010 contained in this profit announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation and its controlled entities (Group) for the six months ended 31 March 2011. The Interim Financial Report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’ or ‘NZD’ are to New Zealand dollars. For the convenience of the reader, this profit announcement contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollars into US dollars has been made at the rate of A$1 = US$1.0358, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 March 2011. Refer to Section 6.1, ‘Exchange Rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for the First Half 2010, the Second Half 2010 and the First Half 2011.

In addition to discussing the A-IFRS financial information in this announcement, we also discuss the following non-A-IFRS financial information:

Cash Earnings

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.  In assessing its financial performance, including divisional results, The Westpac Group uses a measure of performance referred to as “Cash Earnings”.  A reconciliation of Cash Earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Section 4. To calculate Cash Earnings, Westpac adjusts the reported results for the items outlined below. This allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to reported results to determine Cash Earnings:

■      Material items that key decision makers at Westpac believe do not reflect ongoing operations;

■      Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

■      Accounting reclassifications between individual line items that do not impact reported results, such as policy holder tax recoveries1.

Outlined below are the current Cash Earnings adjustments to the reported result:

■      TPS revaluations – Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the reported results. The mismatch is added back to reported results in deriving Cash Earnings as it does not affect the Group’s profits over time;

■      Treasury shares – Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income;

■      Ineffective hedges – The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

1  Policy holder tax recoveries – Income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policy holder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

Introduction (continued)

■      Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

-   the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

-   the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

-   the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge.

■                  Gain/(loss) on buyback of Government guaranteed debt – In First Half 2011, the Group bought back some Government guaranteed debt to reduce Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between Reported Earnings and Cash Earnings;

■                  Significant items – NZ structured finance transactions – In Full Year 2009, the Group increased tax provisioning by $703 million for New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, the provision was treated as a Cash Earnings adjustment. In Full Year 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The associated reversal of tax provisions of $106 million in Full Year 2010 has also been treated as a Cash Earnings adjustment. This reversal was made in First Half 2010;

■                  Tax Provision – In First Half 2011, the Group increased tax provisions by $93 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflects the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions has been treated as a Cash Earnings adjustment as it relates to the global management of existing tax positions and does not reflect ongoing operations. We do not expect similar risks to reoccur as the Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution;

■      St.George merger related Cash Earnings adjustments:

-   as part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as a Cash Earnings adjustment as they do not impact the earnings expected from St.George following the integration period;

-   amortisation of intangible assets – The merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between 5 and 9 years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

-   the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders. As a result, in Full Year 2009, Westpac made a Cash Earnings adjustment for the amortisation of the fair value of the deposits and wholesale funding. This adjustment was fully amortised in 2009 and added $223 million to reported net interest income. In 2010, the Group revised this Cash Earnings adjustment to also include the amortisation of the remaining merger related retail bank fair value adjustments. Prior to 2010 the amortisation amounts were not included as a Cash Earnings adjustment because the aggregate impact on Cash Earnings was small and distributed over a relatively long period. Subsequent to this, it became apparent that while the total impact of this amortisation was small, the volatility in the half on half movements created larger movements in key metrics which made comparisons more difficult and distorted underlying trends; and

-   tax consolidation adjustment – Finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million in First Half 2011, $685 million in Second Half 2010 and nil in First Half 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and as they do not reflect ongoing operations.

Introduction (continued)

Policyholder Tax Recoveries

The Life Insurance Standard AASB 1038 requires the grossing up of tax expense and non-interest income for the tax on earnings applicable to holders of our life policies (policyholder tax recoveries). We reverse the impact of this gross-up on a line item basis in the Cash Earnings results to provide comparability across reporting periods.

Average Ordinary Equity

Average ordinary equity is calculated as the monthly average of ordinary shareholders’ equity less average non-controlling interests and average hybrid equity balances. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non-controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-A-IFRS financial measures.

Disclosure Regarding Forward-Looking Statements

This profit announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this profit announcement and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers.

This profit announcement uses words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results may vary materially from those we expect, depending on the outcome of various factors, including, but not limited to:

■      The effect of, and changes in, laws, regulations, taxation or accounting standards or practices and Government policy, particularly changes to liquidity and capital requirements;

■      Conditions in funding, equity and asset markets;

■      Adverse asset, credit or capital market conditions;

■      Changes to our credit ratings;

■      Inflation, interest rate, exchange rate, market and monetary fluctuations;

■      Market liquidity and investor confidence;

■      Changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

■      The effects of competition in the geographic and business areas in which Westpac conducts its operations;

■      The ability to maintain or to increase market share and control expenses;

■      The timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

■      Technological changes and risks associated with changes to our technology systems;

■      Operational risks;

■      Environmental factors, including the effect of natural and other catastrophes and significant events;

■      Adverse impacts on our reputation;

■      Demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

■      Stability of Australian and international financial systems and disruptions to financial markets and any losses Westpac may experience as a result; and

■      Various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us refer to Section 2.5 ‘Risk Factors’. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Introduction (continued)

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this profit announcement, whether as a result of new information, future events or otherwise, after the date of this profit announcement.

Web sites

Information contained in or otherwise accessible through the web sites mentioned in this profit announcement does not form part of the profit announcement unless we specifically state that the information is incorporated by reference thereby forming part of the profit announcement. All references in this profit announcement to web sites are inactive textual references and are for information only.

Recent development

On 11 May 2011, Westpac Chairman, Ted Evans, announced his decision to retire as Director and Chairman following Westpac’s 2011 Annual General Meeting on 14 December 2011. He will be succeeded from within the Board by current Audit Committee Chairman, Lindsay Maxsted.

Mr Evans joined Westpac’s Board in 2001 and became Chairman in 2007. Mr Maxsted joined the Board as a Director and Chairman of the Audit Committee in 2008.

Group Results

2.1    Reported Results

2.1.1  Reported Results

Reported net profit attributable to owners of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of A-IFRS and regulations applicable to Authorised Deposit-taking Institutions (ADIs).

					% Mov’t	% Mov’t
	Half Year March 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10 - Mar 11
$m	US$	A$	A$	A$	A$	A$

Net interest income	6,054	5,845	5,829	6,013	-	(3)
Non-interest income	2,592	2,502	2,500	2,568	-	(3)
Net operating income before operating expenses and impairment charges	8,646	8,347	8,329	8,581	-	(3)
Operating expenses	(3,784)	(3,653)	(3,724)	(3,692)	2	1
Impairment charges on loans	(480)	(463)	(577)	(879)	20	47
Profit before income tax	4,382	4,231	4,028	4,010	5	6
Income tax expense	(243)	(235)	(523)	(1,103)	55	79
Profit for the period	4,139	3,996	3,505	2,907	14	37
Profit attributable to non-controlling interests	(36)	(35)	(34)	(32)	(3)	(9)
Net profit attributable to owners of Westpac Banking Corporation	4,103	3,961	3,471	2,875	14	38
Effective tax rate	5.6%	5.6%	13.0%	27.5%	large	large

Net profit attributable to owners of Westpac Banking Corporation for the First Half 2011 was $3,961 million, an increase of $1,086 million, or 38% compared to the First Half 2010. The primary drivers of this result were a 47% reduction in impairment charges on loans and a tax benefit of $1,110 million relating to the impact of finalising the tax consolidation impact of the St.George merger, which reduced the tax rate to 5.6%.

Without this tax benefit, the effective tax rate would have been 31.8%.

Net operating income before operating expenses and impairment charges was 3% lower with both Net interest income and Non-interest income 3% lower compared to the First Half 2010.

Net interest income declined $168 million, or 3% compared to the First Half 2010, as margins across the Group were lower compared to the First Half 2010. This is discussed further in Section 3.2.1.

Non-interest income declined $66 million, or 3% compared to the First Half 2010, with a large part of the decline attributable to lower trading income and an increase in General Insurance claims. The drivers of non-interest income are discussed in Section 3.2.2.

Operating expenses decreased $39 million, or 1% compared to the First Half 2010. This decline primarily reflected reductions in merger related project costs which declined as merger related activities wound down. Operating expenses are discussed further in Section 3.2.3.

Impairment charges on loans decreased $416 million, or 47% compared to the First Half 2010. Lower impairments in Westpac RBB, Institutional Bank, St.George Bank and New Zealand divisions and a reduction of the economic overlay credit provision were the primary drivers of the lower impairment charge. This is discussed further in Section 3.2.4.

The effective tax rate decreased from 27.5% in the First Half 2010 to 5.6% in the First Half 2011 as a result of finalising the tax consolidation of the St.George merger referred to previously partially offset by an increase in general tax provisions.

Group Results (continued)

2.2    Reported Balance Sheet

2.2.1  Summary Balance Sheet

	As at	As at	As at	As at	% Mov’t	% Mov’t
	31 March 2011	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
$m	US$	A$	A$	A$

Assets
Cash and balances with central banks	4,952	4,781	4,464	4,319	7	11
Receivables due from other financial institutions	9,303	8,981	12,588	9,642	(29)	(7)
Trading securities, financial assets designated at fair value and available-for-sale securities[1]	63,425	61,233	55,599	54,020	10	13
Derivative financial instruments	32,685	31,555	36,102	26,482	(13)	19
Loans[2]	501,542	484,207	477,655	474,644	1	2
Life insurance assets	9,929	9,586	12,310	12,393	(22)	(23)
Other assets[3]	22,388	21,615	19,559	19,275	11	12
Total assets	644,224	621,958	618,277	600,775	1	4
Liabilities
Payables due to other financial institutions	13,334	12,873	8,898	8,299	45	55
Deposits	354,759	342,498	337,385	335,313	2	2
Trading liabilities and other financial liabilities designated at fair value	7,976	7,700	4,850	6,362	59	21
Derivative financial instruments	36,520	35,258	44,039	29,830	(20)	18
Debt issues and acceptances	159,096	153,597	150,971	151,674	2	1
Life insurance liabilities	9,035	8,723	11,560	11,761	(25)	(26)
Loan capital	8,545	8,250	9,632	9,691	(14)	(15)
Other liabilities[4]	11,332	10,940	10,824	9,435	1	16
Total liabilities	600,597	579,839	578,159	562,365	-	3
Equity
Total equity attributable to owners of Westpac Banking Corporation	41,635	40,196	38,189	36,477	5	10
Non-controlling interests[5]	1,992	1,923	1,929	1,933	-	(1)
Total equity	43,627	42,119	40,118	38,410	5	10

Average balances
Total assets	642,880	620,660	613,319	602,003	1	3
Loans and other receivables	489,100	472,195	473,007	466,978	-	1
Total equity	41,983	40,532	38,799	37,895	4	7

[1]

Trading securities include debt and equity instruments which are actively traded. Financial assets include equity related instruments, warrants and non-trading bonds and notes. Available–for-sale-securities include public and other debt and equity securities.

[2]	Includes loans, advances, other receivables and acceptances of customers.
[3]	Includes intangible assets, fixed assets, deferred tax assets and regulatory deposits with central banks overseas.
[4]	Includes provisions and tax liabilities.
[5]	Includes 2003 Trusted Preferred Securities (TPS) and 2006 TPS hybrid capital instruments.

Group Results (continued)

2.3    Key Financial Data

2.3.1  Key Financial Data – Earnings

	Half Year March 11 US$	Half Year March 11 A$	Half Year Sept 10 A%	Half Year March 10 A$	% Mov’t Sept 10- Mar 11	% Mov’t Mar 10- Mar 11

Shareholder value
Earnings per ordinary share (cents)[1]	137.3	132.5	116.7	97.5	14	36
Weighted average ordinary shares (millions)	2,987	2,987	2,971	2,947	1	1
Fully franked dividends per ordinary share (cents)	79	76	74	65	3	17
Net tangible assets per ordinary share ($)[2]	9.89	9.55	8.96	8.42	7	13

Productivity and efficiency
Expense to income ratio[3]	43.8%	43.8%	44.7%	43.0%	90bps	(80bps)

Business performance
Interest spread[4]	1.82%	1.82%	1.84%	2.03%	(2bps)	(21bps)
Benefit of net-non interest bearing liabilities and equity	0.35%	0.35%	0.32%	0.24%	3bps	11bps
Interest margin[5]	2.17%	2.17%	2.16%	2.27%	1bps	(10bps)
Average interest earning assets ($m)	560,593	541,217	538,422	531,541	1	2

2.3.2  Key Financial Data – Profitability and Capital Adequacy

	Half Year March 11 US$	Half Year March 11 A$	Half Year Sept 10 A$	Half Year March 10 A$	% Mov’t Sept 10- Mar 11	% Mov’t Mar 10- Mar 11

Return on average ordinary equity[6]	20.6%	20.6%	18.8%	16.0%	180bps	large
Average ordinary equity ($m)[7]	39,991	38,609	36,885	35,981	5	7
Average total equity ($m)[8]	41,983	40,532	38,799	37,895	4	7
Total committed exposures (TCE) ($m)	727,368	702,228	684,513	678,606	3	3
Tier 1 capital ratio	9.5%	9.533%	9.100%	8.600%	44bps	90bps
Total regulatory capital ratio	11.0%	11.0%	11.0%	10.8%	-	20bps
Risk weighted assets ($m)	286,737	276,827	279,379	290,097	(1)	(5)

2.3.3  Key Financial Data – Asset Quality

	As at	As at	As at	As at	% Mov’t	% Mov’t
	31 March 2011	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11

Total impaired assets to gross loans	0.98%	0.98%	0.95%	0.90%	(3bps)	(8bps)
Total impaired assets to equity and total provisions	10.1%	10.1%	10.1%	9.8%	-	(30bps)
Total impairment provisions to total impaired assets	42.2%	42.2%	40.7%	43.1%	150bps	(90bps)
Total stressed exposures as a % of total committed exposures	2.85%	2.85%	3.20%	3.18%	35bps	33bps
Total provisions to gross loans	102bps	102bps	105bps	110bps	(3bps)	(8bps)
Collectively assessed provisions to performing non-housing loans[9]	182bps	182bps	196bps	201bps	(14bps)	(19bps)
Mortgages 90 days past due	0.59%	0.59%	0.47%	0.40%	(12bps)	(19bps)
Other consumer loans 90 days past due	1.34%	1.34%	1.25%	1.34%	(9bps)	-
Collectively assessed provisions to credit risk weighted assets	138bps	138bps	146bps	150bps	(8bps)	(12bps)

For explanation of the above footnotes please see the following page.

Group Results (continued)

Notes to Section 2.3:

1 Based on the average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC.

2 Shareholders’ equity and non-controlling interest, after deducting non-controlling interests, preference equity and goodwill and other tangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

3 Calculated as Group operating expenses excluding impairment charges divided by Group Net operating income before operating expenses and impairment charges.

4 Calculated as the difference between the average yield on all interest earnings assets and the average rate paid on all interest bearing liabilities.

5 Annualised rate calculated by dividing net interest income by average interest earning assets.

6 Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).

7 Calculated as average total equity less average non-controlling interests.

8 Average total equity is the average balance of shareholders’ equity, including non-controlling interests.

9 Non-housing loans have been determined on a loan purpose basis.

Group Results (continued)

2.4	Market Share and System Multiple Metrics

2.4.1	Market Share

Australia	Half Year March 11	Half Year Sept 10	Half Year March 10
Banking System (APRA)[1]
Housing credit[2]	26%	27%	27%
Cards	24%	24%	25%
Household deposits	23%	24%	24%
Business deposits	21%	20%	21%

Financial System (RBA)[3]
Housing credit[2]	24%	24%	24%
Business credit	17%	17%	17%
Retail deposits[4]	21%	21%	22%

New Zealand[5,6]	Half Year March 11	Half Year Sept 10	Half Year March 10
Consumer lending	20%	20%	20%
Deposits	19%	20%	19%

Australian Wealth Management[7]	Half Year March 11	Half Year Sept 10	Half Year March 10
Platforms (includes Wrap)	20%	20%	20%
Retail (excludes Cash)	19%	19%	19%
Corporate Super	10%	10%	10%
Funds Management - BTIM	5%	5%	4%
Wholesale - BTIM	3%	3%	3%

Australian Life Insurance[8]	Half Year March 11	Half Year Sept 10	Half Year March 10
Life Insurance - inflows	7%	7%	7%
Life Insurance - new business	8%	8%	8%

[1]	Source: Australian Prudential Regulation Authority (APRA).
[2]	Includes securitised loans.
[3]	Source: Reserve Bank of Australia (RBA).
[4]	Retail deposits as measured by the RBA financial system includes financial corporations deposits.
[5]	New Zealand comprises the New Zealand retail banking operations.
[6]	Source: Reserve Bank of New Zealand (RBNZ).
[7]

Market Share Funds under Management/Funds under Administration based on published market share statistics from Plan for Life and Morningstar as at December 2010 (for the First Half 2011), as at June 2010 (for the Second Half 2010) as at December 2009 (for the First Half 2010) and represents the addition of St.George Wealth and BT Wealth business market share at these times.

[8]	Source: Life Insurance – Plan for Life December 2010 (including St.George Life Insurance) for the First Half 2011, June 2010 for the Second Half 2010 and December 2009 for the First Half 2010.

Group Results (continued)

2.4.2     System Multiples

System refers to the overall market growth across financial institutions for a product, or group of products in the relevant geographic location.

Australia	Half Year March 11	Half Year Sept 10	Half Year March 10
Banking System (APRA)[1]
Housing credit[2]	0.8	0.8	1.6
Cards	0.3	n/a4	0.5
Household deposits	0.1	1.0	1.3
Business deposits	1.4	n/a4	1.2

Financial System (RBA)[3]
Housing credit[2]	0.9	1.0	2.0
Business credit	n/a4	n/a4	n/a4
Retail deposits[5]	1.1	0.5	0.8

New Zealand[6,7,8]	Half Year	Half Year	Half Year
	March 11	Sept 10	March 10
Consumer lending	1.3	2.5	2.4
Deposits	0.8	1.5	1.5

1 Source: Australian Prudential Regulation Authority (APRA).

2 Includes securitised loans.

3 Source: Reserve Bank of Australia (RBA).

4 System growth was negative in the First Half 2011, the Second Half 2010 and the First Half 2010, as such system growth multiples cannot be calculated.

5 Retail deposits as measured in the RBA financial system includes financial corporations deposits.

6 Source: Reserve Bank of New Zealand (RBNZ).

7 New Zealand comprises the New Zealand retail banking operations.

8 System multiple calculated as a six month rolling average.

Group Results (continued)

2.5.   Risk Factors

Principal risks and uncertainties

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks and the other information in this profit announcement and our 2010 Annual Report on Form 20-F (“2010 Annual Report”) before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as a financial institution. All of our businesses are highly regulated in the jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice, as well as meeting our ethical standards. The nature and impact of future changes in such policies are not predictable and are beyond our control.

Significant regulatory change for financial institutions is occurring in most markets in which we operate. These changes include changes in funding, liquidity, capital adequacy and other prudential requirements. These changes and the timing of their introduction continue to evolve and we currently manage our business in the context of regulatory uncertainty.

Other areas of potential regulatory change may include accounting and reporting requirements, tax legislation, regulation relating to remuneration and consumer protection legislation. In addition, other changes may occur in other areas driven by policy, prudential or political factors.

Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach to these issues. Such an approach may not appropriately respond to the specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business or restricting flexibility, and could require us to incur substantial costs to comply or impact our capital, funding and liquidity requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse effect on our business, financial performance or financial condition.

For further information refer to the section ‘Significant events during half year ended 31 March 2011’ in our Interim Financial Report, and our 2010 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Adoption of new and revised accounting policies’, ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting policies’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While some stability has returned to the markets, the environment remains volatile. We rely on credit and capital markets to fund our business and as a source of liquidity. As of 31 March 2011, approximately 41% of our total net funding originated from domestic and international wholesale markets, particularly markets outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from wholesale markets.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding and do so at acceptable prices.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business, results of operations, liquidity, capital resources and financial condition.

Group Results (continued)

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ and Note 27 to the financial statements in our 2010 Annual Report.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength and structural considerations regarding the Australian financial system. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Standard & Poor’s has announced that it is changing its methodology for determining bank ratings and published its initial proposals on 6 January 2011.  On 20 April 2011 Standard & Poor’s announced that it had received numerous comments on the proposals and indicated that it expects to publish its final criteria first, and then take ratings actions soon afterwards in the fourth-quarter 2011.

On 16 February 2011, we were advised by Moody’s Investors Service (Moody’s) that our long-term, senior unsecured debt rating was placed on review for possible downgrade. Moody’s announced this as part of a review of the debt ratings of all four major Australian banks. Our Bank Financial Strength Rating, assigned by Moody’s, which reflects our stand-alone credit profile, was also placed on review.

If we fail to maintain our current credit ratings, this would adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial system, reducing liquidity and impairing access to funding and impairing our customers and counterparties and their businesses. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values, such as the value of securities held or managed. A decline in asset prices could negatively impact the earnings of the division.

Declining asset prices could also impact customers and counterparties and their businesses and the value of security we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, levels of employment, interest rates and trade flows in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is significantly influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic, natural disaster and political events.

An increase in defaults in credit exposures could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. Credit risk also arises from certain derivatives contracts we enter into. The risk arises from the likelihood that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies whose financial conditions may be impacted to varying degrees by economic conditions in global financial markets.

We hold collective and individually assessed provisions for our credit exposures. If economic conditions deteriorate, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and would adversely affect our operating results, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk and risk management’ and Note 27 to the financial statements in our 2010 Annual Report.

Group Results (continued)

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, and other financial service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.

If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1 of our 2010 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to Section 2 ‘Risk and risk management’ in our 2010 Annual Report.

We could suffer losses due to operational risks and failures in risk management strategies

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, storm, flood, earthquake or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

In addition, we have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate and foreign exchange risk) and operational risk. If these processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to Section 2 ‘Risk and risk management’ in our 2010 Annual Report.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

Technology

Our ability to develop and deliver products and services to our customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current Strategic Investment Priorities (SIPs) program. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our results of operations.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, pricing policies, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices, personnel and supplier policies and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers, investors and the marketplace.

Group Results (continued)

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can adversely impact our performance and our financial position include insurance risk, model risk, business risk, outsourcing risk and related entity (contagion) risk. Refer to ‘Corporate governance’ in Section 1 and Note 27 to the 2010 Annual Report for more information on these risks.

Review of Group Operations

3.1    Reported Results Summary

					% Mov’t	% Mov’t
	Half Year March 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10 - Mar 11
$m	US$	A$	A$	A$	A$	A$
Net interest income	6,054	5,845	5,829	6,013	-	(3)
Non-interest income	2,592	2,502	2,500	2,568	-	(3)
Net operating income before operating expenses and impairment charges	8,646	8,347	8,329	8,581	-	(3)
Operating expenses	(3,784)	(3,653)	(3,724)	(3,692)	2	1
Profit before impairment charges and income tax expense	4,862	4,694	4,605	4,889	2	(4)
Impairment charges on loans	(480)	(463)	(577)	(879)	20	47
Profit before income tax	4,382	4,231	4,028	4,010	5	6
Income tax expense	(243)	(235)	(523)	(1,103)	55	79
Profit for the period	4,139	3,996	3,505	2,907	14	37
Profit attributable to non-controlling interests	(36)	(35)	(34)	(32)	(3)	(9)
Net profit attributable to owners of Westpac Banking Corporation	4,103	3,961	3,471	2,875	14	38

Overview

The First Half 2011 has seen The Westpac Group deliver another solid performance with growth in Net profit attributable to owners of Westpac Banking Corporation of 38% compared to the First Half 2010, with improving momentum and a further strengthening of the balance sheet.

Earnings per share of 132.5 cents were up 35.9% compared to the First Half 2010 and up by 13.5% compared to the Second Half 2010. Growth in shares on issue over the year was modest, mostly relating to dividend reinvestment.

The operating environment generally improved through the First Half 2011 although the economic recovery has been gradual and somewhat uneven, with some sectors adversely impacted by higher interest rates and a stronger Australian dollar. Natural disasters also adversely affected performance in the First Half 2011 with floods and a major cyclone in Australia and a second significant earthquake in New Zealand.

Overall economic activity in Australia remained sound, with GDP growing at 2.7% for the year to December 2010 and unemployment remaining low. Despite these positive indicators, consumers and businesses remain cautious due to a number of factors including the possibility of higher interest rates; ongoing concern regarding sovereign debt securities in parts of Europe; unrest in the Middle East and North Africa and natural disasters across the region. This caution has been evident in subdued retail activity and a general preference for businesses and consumers to reduce gearing, which in turn has led to a higher savings rate across the Australian economy.

For Westpac, the First Half 2011 was a period of further progress on delivering on our customer focused multi-brand strategy. This has included:

■	Completing the next phase of the Westpac Local program in Australia, including the recruitment and training of new personal banker roles;

■	Rolling out the Westpac Local operating model in New Zealand;

■	Announcing the launch of Bank of Melbourne in August 2011;

■	Further extending the distribution of wealth and insurance products into St.George Bank and independent financial planner networks; and

■	Completing a General Cooperation Agreement with China Eximbank, improving Westpac’s ability to support customers’ interests in China.

The benefit of these activities is evident in improved momentum across the business. In particular we have seen a rise in customers with 4 products in Westpac RBB of 1.6 percentage points and in St.George Bank the rise has been 2.2 percentage points, including a further increase in the sale of wealth products. After materially reducing its reliance on brokers, St.George Bank has seen an improvement in mortgage approvals in the last two months of the First Half 2011 while Westpac RBB has grown above system in mortgages in First Half 2011.

A key feature of the First Half 2011 has also been the significant progress made on both the Strategic Investment Priorities (SIPs) program and the comprehensive restructuring and productivity program announced in October 2010.

The SIPs program is tracking to plan with a number of major milestones achieved including: migrating St.George Bank credit cards onto a single multi-brand platform; enhancing our teller and call centre platforms; and further strengthening

Review of Group Operations (continued)

our technology infrastructure, including completing the installation of enterprise middleware that improves system connectivity.

The productivity program was established to improve capability, simplify processes and make it easier for customers to do business with us. At the same time the program has been designed to reduce the Group’s cost profile and offset the increased investment associated with the SIPs program. Over the last six months, the program has already delivered significant productivity improvements across the network which has increased the time employees spend with customers while contributing to a net reduction of around 840 FTE since September 2010.

Turning to the composition of profit, the First Half 2011 benefited from a further decline in impairment charges on loans, as the incidence of new stressed exposures eased and asset quality showed a gradual improvement. Impairment charges on loans were almost half the level of the same period in 2010 and 20% less than in the Second Half 2010.

Net operating income before operating expenses and impairment charges in the First Half 2011 decreased by $234 million or 3% compared to the First Half 2010, which contributed to a 4% reduction in Profit before impairment charges and income tax expense. Volume growth throughout the First Half 2011 was relatively modest, given the low growth economic environment, but Profit before impairment charges and income tax expense was supported by effective management of margins. Compared to the Second Half 2010, Net operating income before operating expenses and impairment charges increased slightly and expenses reduced by 2%, which contributed to an increase of 2% in Profit before impairment charges and income tax expense.

The return on equity improved to 20.6%, up from 16.0% for the First Half 2010 and up from 18.8% for the Second Half 2010.

Importantly, the strength of Westpac’s balance sheet further improved:

■                The Tier 1 capital ratio increased 44 basis points to 9.5%;

■                Liquid assets increased again to $85 billion;

■                Stressed assets to total committed exposures declined by 35 basis points; and

■                Provisioning cover continued to be at the upper end of the sector with collective provisions to credit risk weighted assets of 138 basis points.

Natural Disasters

The First Half 2011 was a period of significant natural disasters, with widespread flooding in Queensland and Victoria, a severe cyclone in Queensland and another significant earthquake in Christchurch, New Zealand. Our early focus on these events has been one of support, including promptly assisting customers with their enquiries, restoring banking services as soon as practicable, acting quickly on insurance claims and providing emergency relief packages. Many of our employees were also directly involved in the relief efforts through volunteering and community support.

Westpac’s operations in affected areas were partially disrupted although the Group’s disaster recovery plans have proven effective and the resourcefulness of our people ensured that customers continued to have good access to meet their banking needs.

The financial cost of these events was around $100 million (after tax) in the First Half 2011. The net financial impacts can be summarized as follows:

■               Direct contributions associated with the relief effort, including donations, and additional resources in the network;

■               Additional insurance claims, including Home and Contents and Life Insurance costs; and

■               Higher impairment charges on loans of approximately $78 million, most of which related to an increase in the economic overlay provision. Actual losses related to these events have been modest to date.

These costs are after offsets from Disaster (business disruption) Insurance cover and from the reinsurance of Home and Contents and Life Insurances. It is important to note that the Group seeks to cap its insurance losses at relatively low levels for individual events.

Review of Group Operations (continued)

First Half 2011 – First Half 2010

The higher Net profit attributable to owners of Westpac Banking Corporation in the First Half 2011 compared to the First Half 2010 was primarily due to a $416 million reduction in impairment charges on loans and the $1.1 billion tax benefit from the finalisation of the tax consolidation related to the St.George merger.

Profit before impairment charges and income tax expense was lower compared to the First Half 2010, with a reduction in Net operating income before operating expenses and impairment charges due to a fall in both net interest income and non-interest income.

Lending increased moderately over the year, with an $18 billion rise in Australian Mortgages for the 12 months ended 31 March 2011, partially offset by a $6 billion reduction in Australian business (mostly Institutional) lending. Australian business lending fell due to a combination of reduced loans to the property segment and Institutional clients generally continuing to pay down debt to reduce gearing. Higher lending balances combined with a 10 basis point reduction in margins saw a 3% reduction in net interest income. Lower margins were the result of higher funding costs, especially Deposits, and from reduced Treasury interest income compared to the First Half 2010.

Non-interest income was also lower compared to the First Half 2010 primarily due to a $156 million reduction in trading income. Fee and commission income was higher, mostly from higher business line fees. Wealth income was up modestly, with revenues held back by higher insurance claims.

Operating expenses were well managed over the year, decreasing by 1%, despite a rise in employee numbers and higher salary costs due to annual increases. The timing of investment spending saw expenses associated with our SIPs program lower than the First Half 2010 although these will increase in future periods as new projects commence and the amortization of capitalised expenses rises. Costs related to the St.George merger were also lower this half.

Impairment charges on loans were $463 million, down 47% compared to the First Half 2010. Impairment charges include new individually assessed provisions of $766 million partially offset by higher write-backs and recoveries of $260 million and total new collectively assessed provisions  of a $43 million benefit, with provisions no longer required, more than offsetting write-off costs.

Income tax expense decreased in the First Half 2011, compared to the First Half 2010, as a result of the finalisation of the tax consolidation related to the St.George merger referred to previously, partly offset by an increase in general tax provisions.

First Half 2011 – Second Half 2010

The 14% increase in Net profit attributable to owners of Westpac Banking Corporation, compared to the Second Half 2010 evidences signs of improving momentum across the business, with an increase in Profit before income tax and a further decline in impairment charges on loans.

All major divisions recorded increases in both Profit before impairment charges and income tax expense and Net profit attributable to owners of Westpac Banking Corporation, with particular strength in Westpac RBB and Westpac Institutional Bank.

In respect of Profit before impairment charges and income tax expense, Net operating income before operating expenses and impairment charges  was unchanged while good progress on the Group’s restructuring and productivity initiatives and lower spend on St.George merger activities resulted in expenses being down compared to the Second Half 2010.

Net interest income increased slightly due to improved interest margins and a 1% increase in lending. Mortgages continue to be the key source of lending growth, with business lending little changed over the last six months.

A rise in fee and commission income offset lower trading income to generate a $2 million increase in non-interest income. Higher fee and commission income was primarily due to improved business lending fees, increased advice income and higher credit card loyalty point redemptions. Wealth income was slightly lower over the half as additional insurance claims from the natural disasters were absorbed.

Operating expenses were $71 million lower compared to the Second Half 2010, with restructuring and productivity initiatives and the absence of some one-off expenses, offsetting the 4% general salary increase processed in January 2011.

The restructuring and productivity initiatives have contributed to a net reduction of around 840 FTE notwithstanding the Group continuing to increase the capacity of the branch network to support customers.

Impairment charges on loans were $114 million lower as asset quality showed early signs of improvement. The lower impairment charge on loans was primarily due to the release of collective provisions no longer required. This included a net $106 million decline in the economic overlays.

Review of Group Operations (continued)

Asset quality

Asset quality improved during the First Half 2011, with the proportion of stressed loans to total committed exposures declining 35 basis points since September 2010 to 2.85%. The number of new stressed assets eased and there was an improving trend with more companies being upgraded.

The ratio of impaired assets to total committed exposures was little changed since September 2010. The work-out of existing problem facilities has continued to see some companies downgraded into impaired, while write-offs of impaired facilities were relatively modest over the half.

Consumer asset quality remains strong and actual losses continue to be relatively small. A rise in consumer delinquencies was experienced over the year with mortgage delinquencies greater than 90 days rising to 59 basis points  at 31 March 2011 from 47 basis points at 30 September 2010. Some of this rise reflects changes in how delinquent accounts are classified, while we are also seeing a rise in stress from facilities written in 2007, 2008 and 2009. Delinquency levels remain below Australian industry averages.

Capital, funding and dividends

The First Half 2011 saw a further strengthening of the Group’s capital ratios, with the Tier 1 ratio at 31 March 2011 of 9.5% up 44 basis points primarily due to the rise in Net profit attributable to owners of Westpac Banking Corporation and 10 basis points from the resolution of tax consolidation associated with the St.George merger. The common equity ratio at 31 March 2011 increased 45 basis points to 8.0% and positions the Group well to respond to the Basel III capital requirements when they are finalized.

The Westpac Group’s funding position remained strong during the First Half 2011, with the stable funding ratio1 relatively unchanged at 79%. With lending over the 12 months to 31 March 2011 rising $9.6 billion and Customer Deposits rising $17.2 billion, the Group has been able to fully fund lending growth with Customer Deposits. The Group raised $12.4 billion in term wholesale funding over the half, using the proceeds to fund maturities and repurchase over $3.8 billion in Government guaranteed debt which was to mature in financial year 2012 and to further increase liquid asset holdings to $85 billion at 31 March 2011.

Given the improvement in earnings per share and the strong capital position, the Board has decided to increase the First Half 2011 dividend to 76 cents per share, up 16.9% compared to the First Half 2010 and 2.7% higher than the Second Half 2010 dividend. This resulted in a dividend pay-out ratio of 57.4% as at 31 March 2011 compared to 63.4% at 30 September 2010.

1 The Westpac definition of stable funding ratio is stable funding divided by total funding, where stable funding is Customer Deposits plus wholesale funding with residual maturity greater than 12 months plus securitisation plus equity and total funding is stable funding plus wholesale funding with residual maturity less than 12 months.

Review of Group Operations (continued)

Divisional Net Profit after Tax (NPAT) Summary1

The investment in Westpac Local has delivered improved financial performance for Westpac RBB with NPAT rising a strong 7% compared to the First Half 2010 and 6% compared to the Second Half 2010. Profit before impairment charges and income tax expense rose 4% (refer to Section 4.2) compared to the First Half 2010, supported by above system balance sheet growth and strong efficiency with expenses little changed over the last three halves.

The Institutional Bank reported NPAT of $767 million in the First Half 2011, which was 5%, or $40 million below the First Half 2010 result. This was a sound performance given a $125 million reduction in markets related income and a $20 million reduction in profit from asset sales. NPAT was 8% higher than the Second Half 2010 with improved margins offsetting lower loan balances.

A further decline in impairment charges on loans has assisted in lifting St.George Bank NPAT by 27% compared to the First Half 2010 and by 3% compared to the Second Half 2010. Net operating income before operating expenses and impairment charges on loans increased 3% compared to the First Half 2010 although higher expenses preparing for the Bank of Melbourne launch led to flat Profit before impairment charges and income tax expense.

BTFG delivered a solid performance with improved funds management earnings more than offsetting higher disaster related claims in the insurance division. The business continues to grow above system in funds under administration and sales of BT Super for Life remain high at over 1,300 new accounts per week.

New Zealand has continued to improve its profitability lifting NPAT to NZ$210 million, an increase of 68%2 compared to the First Half 2010 and 7%3 compared to the Second Half 2010. This was a solid performance given the impact of the Christchurch earthquakes reduced NPAT by NZ$40 million in the First Half 2011. Modest balance sheet growth has been supported by improved margins and a continuing decline in impairment charges on loans.

The large increase in NPAT within Group Businesses was driven by the finalisation of the tax consolidation impact of the St.George merger of $1,110 million (refer to Section 5.6, Note 7 – Income tax), partially offset by lower income.

1	The NPAT graph illustrates the movements in NPAT for each division in both $ value and %
2	This increase was 59% in A$
3	This increase was 1% in A$

Review of Group Operations (continued)

3.2    Review of Reported Results

Section 3 Review of Group Operations focuses on our Group results and key drivers for movements, with reference to our significant divisions. For more detailed commentary at the business unit level, refer to Section 4 Divisional Results.

3.2.1  Net Interest Income

First Half 2011 – First Half 2010

Net interest income decreased by $168 million, or 3% compared to the First Half 2010. The decrease was due to a 10 basis point contraction in net interest margins, partially offset by a $9.7 billion, or 2% increase in average interest earning assets.

First Half 2011 – Second Half 2010

Net interest income increased $16 million compared to the Second Half 2010. A 1 basis point increase in Group net interest margins, combined with growth in average interest earning assets of $2.8 billion, or 1%, drove this increase.

Loans1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Australia	437,598	429,950	426,177	2	3
Housing	295,115	287,798	277,373	3	6
Personal (loans and cards)	15,741	15,439	15,734	2	-
Business	127,136	127,083	133,118	-	(4)
Margin lending	3,406	3,521	3,996	(3)	(15)
Other (including provisions)	(3,800)	(3,891)	(4,044)	2	6

New Zealand (NZ $)[2]	56,771	56,739	56,224	-	1
Housing	34,429	34,190	33,509	1	3
Personal (loans and cards)	1,597	1,597	1,601	-	-
Business	21,455	21,626	21,737	(1)	(1)
Other (including provisions)	(710)	(674)	(623)	(5)	(14)

Other overseas	4,833	4,550	4,885	6	(1)

Total loans	484,207	477,655	474,644	1	2

First Half 2011 – First Half 2010

Loans as at 31 March 2011 grew 2% compared to 31 March 2010, with the key feature being the 6% growth in Australian housing. The Group grew Australian housing lending at 0.8 times Banking System3. The business lending book in Australia reduced by 4% with the majority of the contraction in Institutional lending. Movements in the NZ$/A$ exchange rate had the effect of reducing loan growth by 0.5%.

Loan growth had the following specific components:

■                 Australian housing lending increased $17.7 billion, or 6%. Australian housing lending growth in Westpac RBB was 9%, which was 1.1 times Banking System. St.George Bank mortgage growth of 3% was adversely impacted by significantly reduced flow from mortgage brokers;

■               Business lending declined $6.0 billion or 4% in Australia. The majority of this decline related to a reduction in loans to the property segment. In addition, Institutional clients generally continued to pay down debt to reduce gearing resulting in a reduction in the Institutional Bank loan portfolio; and

■               On a New Zealand dollar basis, lending grew NZ$0.5 billion, or 1%, reflecting the low growth environment in New Zealand. On an Australian dollar basis, New Zealand lending decreased by 4% due to changes in exchange rates.

1 Period end balances.

2 New Zealand comprises WIB New Zealand, New Zealand Treasury and our New Zealand retail banking operations and wealth management business.

3 Source: Australian Prudential Regulation Authority (APRA).

Review of Group Operations (continued)

First Half 2011 – Second Half 2010

Loans as at 31 March 2011 grew 1%, compared to 30 September 2010, driven by 3% growth in Australian housing lending. New Zealand loan growth was subdued.

Key drivers included:

■                Australian housing lending growth of $7.3 billion or 3%. The proportion of Australian housing lending originated through our proprietary branch network remained high at 68%;

■                Business lending in Australia grew $53 million. Growth was evident in the Westpac RBB business lending portfolio and this offset small reductions in the Institutional and St.George Bank business lending portfolios; and

■                New Zealand loan growth was modest in First Half 2011 reflecting the continued low growth environment in New Zealand.

Deposits1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Australia	290,164	283,469	282,706	2	3
At Call	142,275	142,255	131,823	-	8
Term	99,361	90,436	94,529	10	5
Certificates of deposit	35,427	38,371	44,686	(8)	(21)
Non-interest bearing	13,101	12,407	11,668	6	12

New Zealand (NZ $)[2]	38,715	38,020	36,935	2	5
At Call	13,603	13,196	13,101	3	4
Term	20,796	20,382	18,760	2	11
Certificates of deposit	1,485	1,902	2,426	(22)	(39)
Non-interest bearing	2,831	2,540	2,648	11	7

Other overseas	23,838	24,993	23,970	(5)	(1)

Total deposits	342,498	337,385	335,313	2	2

Customer and Treasury Deposits

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Total Customer Deposits	288,820	280,177	271,602	3	6
Australia	254,737	245,098	238,021	4	7
New Zealand ($A)[2]	27,403	27,476	26,757	-	2
Other	6,680	7,603	6,824	(12)	(2)

Treasury deposits	53,678	57,208	63,711	(6)	(16)

Total	342,498	337,385	335,313	2	2

First Half 2011 – First Half 2010

Total deposits increased $7.2 billion, or 2% compared to 31 March 2010. Customer Deposits as at 31 March 2011 grew by $17.2 billion, or 6%, which in part offset a decline in Treasury Deposits of $10.0 billion, or 16%. Movements in the NZ$/A$ exchange rate had the effect of reducing Customer Deposit growth rates by 0.5%.

In an environment of lower loan growth the Group took the opportunity to focus on the quality of the deposit book and the structure of deposit pricing. As a consequence the Group grew deposits slightly below Banking System growth.

1 Period end balances.

2 New Zealand comprises WIB New Zealand, New Zealand Treasury and our New Zealand retail banking operations and wealth management business.

Review of Group Operations (continued)

Deposit growth had the following specific components:

■                Australian At Call Deposits grew $10.5 billion, or 8%, with growth skewed to the Second Half 2010 in response to customer savings preferences during that period;

■                Australian Term Deposits grew $4.8 billion, or 5%. Growth in Term Deposits was particularly strong in the First Half 2011 as Term Deposit pricing was more attractive. In part this reflected a restructuring of online product pricing with reduced “special introductory offers” during the First Half 2011. The Group was also successful in retaining around three quarters of the December 2009 special Term Deposit offer at a significantly lower spread;

■                Australian Certificates of Deposits declined $9.3 billion, or 21%, given strong growth in Customer Deposits; and

■                New Zealand deposit growth of 5% occurred mainly in At Call and Term Deposits. Term Deposits increased NZ$2.0 billion, or 11%.

First Half 2011 – Second Half 2010

Total deposits as at 31 March 2011 increased $5.1 billion, or 2%, compared to 30 September 2010. Customer Deposit growth more than fully funded loan growth over the half.

Key movements included:

■                Customer Deposits grew $8.6 billion, or 3%. The majority of deposit growth occurred in Term Deposits as consumers responded to an increase in the differential between At Call and Term Deposit rates; and

■                6% growth in Australian non-interest bearing accounts reflects growth in mortgage offset accounts.

Review of Group Operations (continued)

Margins

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Net interest income	5,845	5,829	6,013	-	(3)
Average interest earning assets	541,217	538,422	531,541	1	2
Group net interest margin	2.17%	2.16%	2.27%	1bps	(10bps)

First Half 2011 – First Half 2010

Group net interest margin was 2.17% for the First Half 2011, a decrease of 10 basis points compared to the First Half 2010, as the benefit from asset repricing was offset by higher funding costs. Competition for deposits was the primary driver of cost of funds increases and contributed 65% of the increase in total funding costs, with the remainder due to increased wholesale funding costs.

The components of the 10 basis point decrease in margins were:

■                Asset repricing contributed to an increase: Consistent with the mix of the portfolio, the majority of this increase was from mortgage repricing with the remainder attributable to business and corporate lending. Improvement in New Zealand asset margins were mainly due to the maturity of historically low spread fixed rate housing loans and a shift into higher spread variable rate products. Overall portfolio mix had minimal impact due to the decline in business lending being weighted towards lower margin corporate lending;

■                Higher retail and wholesale funding costs:

-         Higher cost of funds for Customer Deposits, partly due to spread impacts and partly due to changes in mix. Through 2010 the cost of raising retail funds significantly increased as competition for both Term Deposits and Online Savings accounts intensified. A decline in the benefit from hedging low interest transaction accounts has also had a negative impact on margins. Mix impacts were also negative as customer preferences resulted in deposit growth skewed towards products with higher rates and lower spreads; and

-         Rising wholesale funding costs were primarily due to maturing relatively low cost funding being replaced by higher cost funding raised after the Global Financial Crisis (GFC); the full period impact of issuances that occurred in the First Half 2010; and lengthening the duration of the funding portfolio.

New issuance of long term wholesale funding was at a weighted average tenor of 3.8 years. Wholesale funding costs include the cost of funding growth in liquid assets, which had an additional impact of around 1 basis point;

■                Capital and other impacts contributed to a decline in margins due to increased cost of funds charges on other asset and liability balances offsetting the increase in earnings on capital; and

■                Treasury and Markets contributed to the reduction in margins due to lower Treasury income following a particularly strong First Half 2010.

First Half 2011 – Second Half 2010

Group net interest margin was 2.17% for the First Half 2011, an increase of 1 basis point compared to the Second Half 2010.

The components of the margin improvement were:

■                An increase due to asset repricing. The majority of this increase was from mortgage repricing with the remainder from business lending repricing and early amortisation of establishment fees in corporate lending;

■                A decline in margins from higher retail and wholesale funding costs. This included:

-         Higher wholesale funding costs due to maturing relatively low cost term funding being replaced by higher cost post global financial crisis funding and lengthening the duration of the funding portfolio. The rate of margin decline attributable to wholesale funding costs moderated during the half as growth in lending was funded primarily by deposits, reducing wholesale funding needs; and

-         Higher retail funding costs due to spread and mix impacts. The rate of margin decline attributable to Customer Deposits slowed markedly during the half as the Group restructured certain deposit special offers;

■                Capital and other impacts declined due to increased cost of funds charges on other asset and liability balances; and

■                A lower contribution from Treasury.

Review of Group Operations (continued)

3.2.2  Non-Interest Income

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10 - Mar 11
Fees and commissions	1,283	1,231	1,238	4	4
Wealth management and insurance income	796	810	750	(2)	6
Trading income	304	337	460	(10)	(34)
Other income	119	122	120	(2)	(1)
Total Non-interest income	2,502	2,500	2,568	-	(3)

First Half 2011 – First Half 2010

Non-interest income was 3% lower than the First Half 2010 as good growth in Fees and commissions and Wealth management and insurance income was more than offset by lower Trading income from the high levels of the First Half 2010.

Fees and commissions

The $45 million, or 4% increase in fees and commissions was primarily the result of:

■                Higher facility fees of $34 million with:

-         increased business and commercial line fees ($68 million) as fees for lending facilities continued to be repriced partially offset by an accounting reclassification in St.George Bank where $25 million of fees were moved to net interest income; and

-         lower deposit account keeping fees of $10 million as growth in transaction deposit accounts was more than offset by a reduction in account keeping fees as customers continued to migrate to accounts with lower fees.

■                Higher transaction fees and commissions of $17 million reflecting:

-         increased Advice commissions totalled $28 million as margins increased and the update of the amortisation profile of capitalised fees and costs estimates resulted in a benefit; and

-         lower deposit transaction fees of $10 million as customers continued to switch to lower fee accounts.

Wealth management and insurance income

Wealth management and insurance income increased $46 million, or 6% compared to the First Half 2010 as improved results in the Funds Management and Life Insurance businesses were partially offset by lower General Insurance income primarily due to higher claims due to natural disasters. Group Funds under Management (FUM) increased to $54.0 billion, while Group Funds under Administration (FUA) increased 2% to $83.4 billion.

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
FUM
BT	36.8	35.9	36.3	3	1
Advance Asset Management	7.2	6.6	6.8	9	6
Westpac Institutional Bank	8.2	8.0	9.0	3	(9)
New Zealand	1.8	1.7	1.7	6	6
Group FUM	54.0	52.2	53.8	3	-
FUA
BT	50.8	48.4	48.4	5	5
Asgard	31.8	31.5	32.6	1	(2)
New Zealand	0.8	0.8	0.7	-	14
Group FUA	83.4	80.7	81.7	3	2
Total FUM/FUA	137.4	132.9	135.5	3	1

Review of Group Operations (continued)

Major factors impacting wealth management and insurance income were:

■                Funds Management income increased $24 million mainly as a result of positive net flows and the benefit of improved asset market effects partially offset by lower margins. The average ASX200 index was broadly unchanged while other asset classes performed positively;

■                Lower General Insurance income was impacted by increased claims costs of $52 million, which included $39 million as a result of natural disasters in Australia;

■                Life Insurance income increased $43 million with the business benefiting from expanding its distribution reach and boosting premiums, claims were also lower, while Lenders Mortgage Insurance (LMI) income increased $5 million, assisted by lower claims;

■                Group FUM increased $0.2 billion to $54 billion. Positive market impacts and net inflows in Wholesale portfolios were offset by net outflows in the Retail and Institutional portfolios; and

■               Group FUA increased $1.7 billion or 2% to $83.4 billion. The growth was driven by positive asset market effects and above market net inflows in the Wrap Platforms.

Trading

Trading income decreased $156 million, or 34%. The main driver was a reduction in WIB Markets income as Debt Markets sales and trading income reduced due to lower customer spreads and lower returns from credit spread trading. The remainder of the reduction related to lower Foreign Exchange (FX) income in Group Treasury and reduced income from derivatives that hedge hybrid transactions.

Other Income

Other income decreased $1 million, or 1%, primarily due to movements in economic and ineffective hedges that were partly offset by increased gains from asset sales.

Review of Group Operations (continued)

First Half 2011 – Second Half 2010

Non-interest income increased $2 million compared to the Second Half 2010. The increase was the result of increases in fees and commissions mostly offset by reductions in remaining non-interest income categories.

Fees and commissions

The $52 million, or 4% increase in fees and commissions resulted from:

■	Facility fees increasing $6 million from:

-               growth in line fees of $27 million as a result of continued repricing of business facilities, partly offset by

-               lower mortgage fees of $16 million due to decreased volumes and a change in accounting classifications; and

-               lower deposit account keeping fees of $5 million.

■	Higher transaction fees and commissions of $38 million through:

-               increased Advice commissions of $23 million; and

-               higher credit card loyalty fee income of $13 million associated with special offers to redeem points.

Wealth management and insurance income

Wealth management and insurance income was $14 million lower as increased Funds Management and Life Insurance income was more than offset by lower General Insurance income. Group FUM increased 3% to $54.0 billion, while Group FUA increased 3% to $83.4 billion.

Major factors impacting income were:

■

Funds Management income was flat despite positive market impacts, including a 9% increase in the average ASX200 index. Overall margins decreased as higher margins in the Wrap Platforms business were more than offset by margin compression in the Wholesale and Corporate Super business;

■	Lower General Insurance income of $34 million driven by an increase in General Insurance claims. Higher premium income was more than offset by higher claims costs for natural disasters of $53 million;

■	Life Insurance income increased $7 million, driven by premium growth while LMI income increased $13 million as claims costs declined;

■	Group FUM increased by $1.8 billion to $54 billion as asset market improvements were partly offset by net outflows. Net outflows were primarily in the BTFG Retail and Institutional portfolios; and

■

Group FUA increased $2.7 billion to $83.4 billion. The growth was a result of an improvement in asset markets and strong net inflows in the First Half 2011. Solid net inflows occurred in Corporate Super and on the WRAP platform.

Trading

Trading income decreased $33 million primarily from lower income in WIB Equities of $22 million and FX of $9 million.

Other income

Other income decreased by 2% or $3 million as income from hedges decreased by $28 million, partly offset by increased gains from asset sales of $24 million.

Review of Group Operations (continued)

3.2.3     Operating Expenses

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10 - Mar 11
Salaries and other staff expenses	(2,012)	(1,982)	(2,008)	(2)	-
Equipment and occupancy expenses	(535)	(562)	(520)	5	(3)
Other expenses	(1,106)	(1,180)	(1,164)	6	5
Total Operating expenses	(3,653)	(3,724)	(3,692)	2	1

First Half 2011 – First Half 2010

Operating expenses decreased $39 million, or 1%, compared to the First Half 2010.

Salaries and other staff expenses

Salaries and other staff expenses increased $4 million, primarily due to:

■	Higher average FTE due to additional employees in BTFG and New Zealand as well as increases in FTE to support the SIPs program;

■

Following a period of low salary increases during the GFC, average salary increases have returned to around 4%. These increases were paid from January 2011 and will continue to flow into future periods;

■	Costs associated with business unit restructures increased, however the majority of these costs were offset by a release of excess employee provisions; and

■	Partially offset by lower expenditure on St.George merger activities.

Equipment and occupancy expenses

Equipment and occupancy expenses increased $15 million, or 3% compared to the First Half 2010. Higher property costs resulted from annual increases in rental and property costs, some increases in corporate property space to accommodate projects and additional expenses associated with the ongoing refurbishment and expansion of branch and ATM networks in Australia and New Zealand. Lower software amortisation reflected several large assets being fully amortised, resulting in a drop in the amortisation charge. Amortisation costs from the SIPs program did not have a major impact as most are not yet being amortised. In the First Half 2011 most SIPs program spend has been reflected in increased software capitalisation balances.

Other expenses

Other expenses decreased $58 million, or 5% compared to the First Half 2010. The decrease was driven by a reduction in professional services costs associated with projects, including the SIPs program, offset by increased credit card loyalty costs driven by a business campaign providing customers with the option to redeem points for special offers.

First Half 2011 – Second Half 2010

Operating expenses decreased by $71 million, or 2% compared to the Second Half 2010.

Salaries and Other Staff Expenses

Salaries and other staff expenses increased $30 million, or 2% driven by:

■	Increased personnel costs associated with an average 4% salary increase from January 2011; and

■	Costs associated with business unit restructures increased, however these costs were mostly offset by a release of excess employee provisions.

These increases were further offset by benefits from the restructuring and productivity initiative programs.

Equipment and Occupancy Expenses

Equipment and occupancy expenses decreased $27 million, or 5% compared to the Second Half 2010. The decrease reflected lower software amortisation charges, as several large projects were fully amortised, and software impairments booked in the Second Half 2010 were not repeated. The decrease was partly offset by increases in rental and property costs primarily due to increased corporate property space expenditure to accommodate project requirements and additional expenses associated with the refurbishment and expansion of branch and ATM networks in Australia and New Zealand.

Review of Group Operations (continued)

Other expenses

Other expenses decreased $74 million, or 6% compared to the Second Half 2010. The decrease was driven by lower project spend which is reflected in technology and information services, other professional services and outsourcing costs. Donations reduced from $20 million (Westpac Foundation) in the Second Half 2010 to $3 million (natural disasters) in the First Half 2011. Tight management of other discretionary costs delivered the remainder of the reduction in expenses.

Full Time Equivalent Employees (FTE)

	As at	As at	As at	% Mov’t	% Mov’t
Analysis of movement in FTE	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Permanent employees	34,293	35,055	34,303	(2)	-
Temporary employees	3,825	3,907	3,143	(2)	22
Total employees	38,118	38,962	37,446	(2)	2

First Half 2011 – First Half 2010

FTE increased by 672 FTE compared with the First Half 2010, with the majority of the movements being:

■	An increase of 1,254 in technology resources, predominately related to the SIPs program and the direct employment of IT support staff previously supplied by an external vendor;

■	A decrease of 722 in Westpac RBB from restructuring and productivity initiatives;

■	A decrease of 170 in St.George Bank driven by restructuring and productivity projects, offset by an increase of 68 in preparation for the launch of Bank of Melbourne;

■	An increase of 289 in BTFG including 97 additional financial planners, private bankers and customer support staff and 147 additional project FTE;

■	An increase of 119 in New Zealand including 84 additional business bankers and 21 call centre employees;

■

An increase of 206 across other business units related to the SIPs program and restructuring and productivity initiative projects and the direct employment of loans processing and collections staff (88 FTE); and

■	A decrease of 372 related to reduction in St.George merger projects.

First Half 2011 – Second Half 2010

FTE decreased 844 FTE compared to the Second Half 2010, with the majority of the movements being:

■	A decrease of 569 in Westpac RBB, 396 in St.George Bank and 54 in New Zealand as a result of restructuring and productivity initiatives;

■	A decrease of 199 in Product & Operations, predominantly due to restructuring and productivity initiatives across the business;

■	An increase of 482 in Technology driven by project demand predominantly related to the SIPs program and the direct employment of IT support staff previously supplied by an external vendor;

■	An increase of 146 across other business units to support restructuring and productivity initiatives; and

■	A decrease of 254 related to reduction in St.George merger projects.

Review of Group Operations (continued)

Capitalised Software

Capitalised Software $m	Half Year March 11	Half Year Sept 10	Half Year March 10
Capitalised Software opening balance	832	634	629
Projects contributing to capitalised software:
Investment in front end distribution systems and new online platform projects	64	54	-
Projects to improve product systems, including payments, credit cards, deposits and collections systems	61	77	-
New enterprise wide shared services, including enterprise middleware and customer master file	31	70	-
Investment in technology infrastructure including perimeter security and testing capabilities	21	20	-
Further compliance and banking infrastructure investment	86	81	71
Investment in Bank of Melbourne, FX, Security and card software	33	12	21
Other projects	34	51	51
Total Additions	330	365	143
Impact of FX revaluation	(3)	-	(4)
Amortisation & Impairment expense	(121)	(167)	(134)
Closing Balance	1,038	832	634

First Half 2011 – First Half 2010

Capitalised software balances increased by $404 million to $1,038 million as at 31 March 2011. The increase comprised $695 million of additional capitalised expenditure less $288 million of amortisation and impairment. The SIPs program contributed $398 million of capitalised expenditure and $11 million of amortisation.

First Half 2011 – Second Half 2010

Capitalised software balances increased by $206 million to $1,038 million as at 31 March 2011. The increase comprised $330 million of additional capitalised expenditure less $121 million of amortisation and impairment. The SIPs program contributed $177 million of capitalised expenditure and $11 million of amortisation.

Review of Group Operations (continued)

Strategic Investment Priorities (SIPs)

Investment spend $m	Half Year March 11	Half Year Sept 10	Half Year March 10	Total to date
Expensed	67	77	100	244
Capitalised	230	248	82	560
Total	297	325	182	804

Impact on expenses $m	Half Year March 11	Half Year Sept 10	Half Year March 10	Total to date
Direct expenses	67	77	100	244
Amortisation	11	0	-	11
Total	78	77	100	255

In October 2010 The Westpac Group provided details of its SIPs program, a suite of major investments designed to enhance Westpac’s front end and product systems and strengthen the Group’s technology infrastructure.

The current SIPs program schedule involves a number of individual programs to be developed between 2010 and 2014. The components of the SIPs program is managed individually but controlled centrally. The SIPs program has also been designed to be modular, and of a size that can be efficiently managed while generating improved capability and capacity and delivering clear efficiency and revenue benefits.

Expenditure associated with the SIPs program is estimated to be around $2 billion over the 5 year period including direct expenses and capitalised costs.

In the First Half 2011, $78 million was expensed (including $11 million in amortised capitalised expenses) with $230 million in spending capitalised. In the First Half 2011, a relatively high portion of expenses were capitalised reflecting the current stage of the investment programs. Amortisation of capitalised expenses typically commences once capabilities have been delivered and are ready for use by the business. As a result, amortisation expenses will steadily rise over the next few years.

The costs of the SIPs program are being allocated to individual business units based on the recipients of the benefits and capabilities for each program. This approach will typically see Westpac RBB incur much of the SIPs costs (approximately 57%) followed by St.George Bank, the Institutional Bank and BTFG.

Significant benefits and capabilities delivered in the First Half 2011 include:

Branch and contact centre enhancements:

■	Enhanced systems to remove the need for customers to complete deposit slips for cash deposits. This significantly improved the process for customers and staff;

■

Installed a new integrated call centre desktop application which can ultimately aggregate 46 systems onto one. The system has significantly improved the handling of customer enquiries and requests in call centres;

■

Installed a new collections case handling platform that can ultimately consolidate customer information onto one system. The system has simplified the processing of collections, and will increase the resolution of arrears at the first point of contact; and

■

New telephony systems rolled out in late 2010 continue to improve the contact between branches and our operations centres. The capabilities delivered make it easier and quicker to respond to customer requests in both branches and contact centres.

Products:

■

All St.George and BankSA credit cards were migrated onto The Westpac Group target cards platform. This is an integral step towards achieving a single cards platform, which will provide numerous system and efficiency benefits while providing St.George and BankSA customers with more functionality and choice; and

■

Introduced a range of new deposit products, including the DIY Super Bundle and Cash Investment Account (online). Also evident is the continuation of benefit streams from products released in 2010 (eg. Westpac Kids Account, High Interest Savings Account).

Review of Group Operations (continued)

Payments:

■	Various system upgrades and enhancements have been delivered including:

-               an integrated trade platform for all Westpac brands;

-               enhanced High Value FX and SWIFT payments capabilities for customers; and

-               integration of Westpac and St.George merchant acquiring terminals, ATMs and EFTPOS onto one Switch platform.

Infrastructure:

■	Various upgrades and enhancements to technology infrastructure have been implemented to further improve reliability;

■	Upgrading and rebuild of data centres is progressing to provide additional power, space and resilience, and reduces the risk of downtime;

■	A new middleware technology is in place simplifying the interface between various systems;

■	Infrastructure to aggregate customer data from multiple systems and brands is in place with the majority of St.George customer details migrated to the new platform; and

■	Enhanced testing infrastructure to better manage new software releases and upgrades.

Merger Spend

During the First Half 2011 $48 million was spent on projects related to the St.George merger. $19 million of the total spend related to activities in the Institutional Bank, including consolidation of Market activities and moving to a single exchange settlement account. The remainder of the spend related to smaller projects across the Group including further alignment of operational risk systems, further IT integration work and further contact centre alignment.

Significant project deliveries during the First Half 2011 included:

■	Completion of the General Insurance project which now allows BTFG to provide a fuller range of insurance products to St.George and BankSA customers;

■	Continued sharing of call centre best practice including improved customer handling capability in call centres with the initial use of open speech technology; and

■	Further consolidation of BTFG support areas.

Review of Group Operations (continued)

3.2.4     Impairment Charges on loans

				%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 10-	Mar 10-
$m	March 11	Sept 10	March 10	Mar 11	Mar 11
IAPs
New IAPs	(766)	(860)	(637)	11	(20)
Write-backs	222	217	136	2	63
Recoveries	38	30	21	27	81
Total IAP, write-backs and recoveries	(506)	(613)	(480)	17	(5)
CAPs
Write-offs	(337)	(352)	(315)	4	(7)
Other changes in CAPs	380	388	(84)	(2)	large
Total new CAPs	43	36	(399)	19	111
Total impairment charges on loans	(463)	(577)	(879)	20	47

Impairment charges almost halved in the First Half 2011 compared with the First Half 2010 as the continuation of a strong economy supported improving asset quality and a reduction in required impairment provisions. The improvement is reflected in a 33 basis point decline, to 285 basis points, in the ratio of stressed assets to total committed exposures, supported by a decline in the rate of emerging new stress and some large upgrades and repayments.

Total impairment charges on loans of $463 million incurred in the First Half 2011, were down 47% compared to the First Half 2010 and were 20% lower than Second Half 2010.

New individually assessed provisions have remained relatively high as the work-out of the remaining large stressed portfolio continues to see companies downgraded from watchlist and substandard categories of stress into impaired.

New collectively assessed provisions were a benefit of $43 million in the First Half 2011 as write-offs were more than offset by:

■	A reduced need for collectively assessed provisions from upgrades of some stressed exposures along with repayments, particularly in Institutional lending;

■

A net reduction in the economic overlay. The improving economic environment has resulted in the release of some economic overlay provisions in Australia and New Zealand, particularly in the Australian commercial property sector. Partially offsetting these releases have been higher economic overlays for natural disasters occurring in the First Half 2011; and

■	Companies moving to impaired and resulting in the migration of the associated collective provision to an individually assessed provision.

The economic overlay was $106 million lower over the half with a $174 million release of provisions partly offset by an additional $36 million associated with floods and cyclones in Australia and $32 million related to the second Christchurch earthquake.

First Half 2011 – First Half 2010

The impairment charge for the First Half 2011 was $463 million, down 47% compared to the First Half 2010 and represented 19 basis points of average gross loans.

Key movements included:

■	New individually assessed provisions less write-backs and recoveries were $26 million higher compared to the First Half 2010 principally due to:

	-	In Westpac RBB higher new individually assessed provisions, mostly in small business, were partially offset by improved consumer recoveries;

-

The downgrade of some large business facilities from stressed to impaired led to an increase in new individually assessed provisions in New Zealand of $48 million. Write-offs and recoveries were small;

	-	Higher individually assessed provisions in the Institutional Bank were almost fully offset by higher write-backs from some long-standing problems; and

	-	St.George Bank recorded lower new individually assessed provisions along with increased write-backs and recoveries.

Review of Group Operations (continued)

■	New collectively assessed provisions provided a $43 million benefit to impairment charges on loans in the First Half 2011 and were $442 million lower than the First Half 2010 primarily due to:

	-	A net reduction in the economic overlay of $106 million with a $174 million release partly offset by increases associated with natural disasters of $68 million; and

-

Each of the divisions recorded lower collective provisions with the largest reductions recorded in St.George Bank, New Zealand Banking, and the Institutional Bank with the improvements recorded across both consumer and business segments. In Westpac RBB higher consumer charges were offset by lower business charges.

First Half 2011 – Second Half 2010

The impairment charge for the First Half 2011 was $463 million, down 20% on the Second Half 2010. The decline was due to both lower individually assessed provisions and lower collectively assessed provisions.

New individually assessed provisions less write-backs and recoveries were $107 million lower compared to the Second Half 2010 primarily due to lower individually assessed provisions in St.George Bank.

All other divisions reported relatively modest moves in new individually assessed provisions with slightly higher write-backs in Westpac RBB and the Institutional Bank.

New collectively assessed provisions were $7 million lower compared to the Second Half 2010 primarily due to net releases in the economic overlay, combined with a reduction in provisions required in the Institutional Bank from repayments and companies returning to full health.

Partially offsetting these declines have been:

■

Higher collectively assessed provisions in St.George Bank in business and consumer segments due to a comparatively strong performance in the Second Half 2010 and higher provisions in the business sector in the First Half 2011; and

■	A rise in mortgage delinquencies has translated to an increase in collectively assessed provisions in the Westpac RBB consumer portfolio.

Review of Group Operations (continued)

3.2.5   Income Tax Expense

					% Mov’t	% Mov’t
	Half Year March 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10 - Mar 11
$m	US$	A$	A$	A$	A$	A$
Income tax expense	(243)	(235)	(523)	(1,103)	55	79
Effective tax rate	5.6%	5.6%	13.0%	27.5%	large	large

First Half 2011 – First Half 2010

The effective tax rate decreased to 5.6% from 27.5% due to a tax benefit relating to the finalisation of the tax consolidation impact of the St.George merger and the release of a small tax over accrual, related to the First Half 2010. Without the tax benefit from the St.George merger, the effective tax rate would have been 31.8%.

First Half 2011 – Second Half 2010

The effective tax rate decreased to 5.6% from 13.0% due to the impact of the tax consolidation of St.George. Without the tax benefit, the effective tax rate would have been 31.8%.

3.2.6   Non-Controlling Interests

The non-controlling interests primarily represents distributions on hybrid equity instruments 2003 TPS1 and 2006 TPS1, as well as other non-controlling interests, including the 40% portion of BTIM that Westpac does not own.

Non-controlling interests of $35 million for the First Half 2011 were $3 million higher than the First Half 2010 and increased $1 million from the Second Half 2010.

The $3 million increase compared to the First Half 2010 is primarily due to increases in amounts attributable to a number of other non-controlling interests.

1 Non-controlling interests include distributions on 2003 TPS and 2006 TPS:

■  There are 750,000 2003 TPS issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) payable in arrears at a floating rate of LIBOR plus 2.05% per year; and

■   Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the First Half 2011.) After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

Review of Group Operations (continued)

3.3    Credit Quality

In the First Half 2011, clear signs of improving asset quality emerged. In particular:

■	The ratio of stressed assets to total committed exposures has eased;

■	The rate of new stress across the portfolio is decreasing;

■	Upgrades of facilities out of stress and back to performing are rising;

■	Resolution is being reached on a number of impaired loans, resulting in some write-backs; and

■	Impairment charges continue to decline.

The steady improvement in the operating environment has been a major contributor to the progress with good economic growth and low unemployment strengthening consumer and business balance sheets.

While credit quality trends are positive, the overall level of stress remains high relative to long term averages and the work-out of impaired and problem facilities are expected to take some time.

The proportion of the portfolio classified as impaired has changed little in the First Half 2011. The continued work-out of existing stressed loans has seen some facilities migrate into impaired although this has been largely offset by write-offs and repayments. Write-offs from individually assessed provisions in the First Half 2011 were $368 million.

Commercial property continues to remain the most prominent category within impaired assets and while this sector has stabilised, impaired assets remain high as the work-out of previously downgraded assets continues.

Mortgage delinquencies increased in the First Half 2011, although the levels remain relatively modest and below industry averages and actual losses are minor.

Portfolio segments

The institutional and corporate segment has shown the most significant improvement in asset quality in the First Half 2011. The level of stressed loans has declined with a number of large facilities returning to performing due to repayments leading to a reduced requirement for collective provisions.

The commercial property segment continues to be the sector under the most stress although the trends in the portfolio are positive. In particular, the proportion of the property portfolio identified as stressed has declined from 15.5% at 30 September 2010 to 13.7% at 31 March 2011, as the incidence of new property stress continues to abate. The overall size of the portfolio has further declined from 7.7% of exposure at 30 September 2010 to 7.1% at 31 March 2011.There was only one new large (>$50 million) problem facility emerging. Larger provisions against this portfolio in the First Half 2011 were principally related to development properties where asset sales continue to be challenging.

The small and medium business portfolio is still recognising additional stress, although at a much slower rate.

In Australia, floods and a cyclone in the First Half 2011 had a devastating impact across Queensland, Victoria and parts of NSW. To date, the impact on credit quality has been modest with only a small number of businesses moving into stressed categories as a result of these events. The consumer portfolio has also performed strongly, in part assisted by Westpac’s Home and Contents Insurance which fully covers individuals for floods. Nevertheless the Group has added to its economic overlay by $36 million for these events.

The impact of the 22 February 2011 Christchurch earthquake on asset quality has been modest to date although the Group expects some businesses and consumers to come under stress from this catastrophe and have added to the economic overlay to reflect an early estimate of risk. An increase in the economic overlay of NZ$43 million has been made taking the total earthquake provision to NZ$53 million (including NZ$10 million provided for in September 2010). The NZ$43 million was at the lower end of the previously announced range of NZ$30 million to NZ$100 million given greater certainty over the losses covered by the NZ Earthquake Commission.

The consumer segment has remained cautious over recent years and that has seen a reduced appetite for debt and higher repayment levels. This combined with low unemployment has continued to see consumer credit quality remain strong.

90 day Mortgage delinquencies increased 12 basis points since 30 September 2010 to 0.59%. While rising, the level of delinquencies remains modest in both absolute terms and relative to peers. The rise in delinquencies is due to several factors:

■	Changing to a more conservative method of classifying the delinquency status of accounts in the hardship assistance program contributed around 6 basis points to the rise in delinquencies;

■	The seasoning of the large volumes of Mortgages written in 2007, 2008 and 2009 compared to lower growth in the current year; and

■	Higher delinquencies being recorded in both Queensland and low doc lending[1].

1 Low doc lending is defined as loans where borrowers are self employed for a minimum period of two years and do not have documented proof of income.

Review of Group Operations (continued)

Low doc lending represents just over 7% of the portfolio and has a much higher delinquency profile, with delinquencies 2 to 3 times the portfolio average. That said, because of the more conservative underwriting standards, including not lending with a Loans to Valuation Ratio (LVR) greater than 80% and requiring Mortgage Insurance for LVRs greater than 60%, realised low doc losses are small.

Queensland delinquencies are around 50% higher than the portfolio average given the more challenging conditions in that State.

Stress associated with the natural disasters has yet to affect 90 day delinquencies although some impact is being reflected in 30 day delinquencies. 90 day delinquencies are ultimately expected to rise as a result of these events although realised losses are likely to be modest and have already been considered in assessing our economic overlay provisions.

Properties in possession remain modest at 440, up from 383 in September 2010 with realised losses on the entire Mortgage portfolio only $41 million in the First Half 2011.

The New Zealand economy has experienced a more subdued recovery than Australia and the Christchurch earthquakes have added a further degree of caution to an already soft economy. While activity remains subdued asset quality trends have generally been positive, in part reflecting the more severe downturn experienced in that market, and the de-leveraging of both consumers and business. In business lending, the number of facilities under stress as well as the value of loans in work-out have declined. Impaired assets are higher reflecting the working out of existing stress. In consumer, 90 day delinquencies are a little higher in Mortgages (up 5 basis points) but have declined in other consumer lending (down 5 basis points) since September 2010.

Key statistics

Stressed assets as a proportion of Total committed exposures eased to 285 basis points at 31 March 2011 from 320 basis points at 30 September 2010. The decline in the proportion of stressed assets has been primarily due to a fall in watchlist and substandard facilities with that ratio declining 41 basis points to 166 basis points. Within stressed assets:

■

Loans 90 days past due but well secured increased to 51 basis points at 31 March 2011 from 46 basis points at 30 September 2010. The increase is primarily due to the rise in Mortgage delinquencies; and

■	Impaired assets to Total committed exposures were largely flat, up just 1 basis point since 30 September 2010 to 68 basis points at 31 March 2011.

The Westpac Group has maintained its provisioning coverage at the upper end of the sector with:

■	The ratio of impairment provisions to total impaired assets of 42% is up from 41% at 30 September 2010; and

■	The ratio of collectively assessed provisions to credit risk weighted assets of 1.38%. This ratio has eased from 1.46% at 30 September 2010 but remains strong.

Total provisions were down $93 million with a 9.7% rise in individually assessed provisions to $1,780 million and a decline in collectively assessed provisions reflecting the improvement in asset quality. Collectively assessed provisions of $3,188 million include an economic overlay of $347 million. In aggregate the overlay was $106 million lower at 31 March 2011 with a reduction in the overlay associated with improving economic conditions in Australia and New Zealand. Included in the overlay was a $36 million charge for the Queensland and Victorian floods and a $32 million (NZ$43 million) charge for the second Christchurch earthquake.

Review of Group Operations (continued)

3.3.1     Credit Quality Key Metrics

Stressed Exposures by Credit Grade as a % of Total Committed Exposures	Half Year March 11	Half Year Sept 10	Half Year March 10
Impaired	0.68%	0.67%	0.63%
90 days past due, well secured	0.51%	0.46%	0.36%
Watchlist and substandard	1.66%	2.07%	2.19%
Total Stressed Exposures	2.85%	3.20%	3.18%

Business and Institutional Impaired Assets to total committed exposures	Half Year March 11	Half Year Sept 10	Half Year March 10
Business impaired assets to divisional business total committed exposures:
Business Australia	2.39%	2.27%	2.05%
Business New Zealand	3.81%	2.58%	2.18%
Institutional	0.51%	0.51%	0.44%

Other consumer loans 90 days past due	Half Year March 11	Half Year Sept 10	Half Year March 10
90 days past due:
Group	1.34%	1.25%	1.34%
Australia	1.35%	1.24%	1.32%
New Zealand	1.12%	1.17%	1.54%

Mortgages 90 days past due	Half Year March 11	Half Year Sept 10	Half Year March 10
90 days past due:
Group	0.59%	0.47%	0.40%
Australia	0.56%	0.43%	0.35%
New Zealand	0.80%	0.75%	0.75%

Other	Half Year March 11	Half Year Sept 10	Half Year March 10
Total impaired assets to gross loans	0.98%	0.95%	0.90%
Total impairment provisions to total impaired assets	42.2%	40.7%	43.1%
Total provisions to gross loans	102bps	105bps	110bps
Collectively assessed provisions to performing non-housing loans[1]	182bps	196bps	201bps
Collectively assessed provisions to risk weighted assets	115bps	123bps	127bps
Collectively assessed provisions to credit risk weighted assets	138bps	146bps	150bps

Other	Half Year March 11	Half Year Sept 10	Half Year March 10
Impairment charges to average loans annualised	19bps	24bps	37bps
Annualised write-offs to average loans	28bps	36bps	18bps

1 Non-housing loans have been determined on a loan purpose basis.

Review of Group Operations (continued)

3.4    Balance Sheet and Funding

3.4.1          Balance Sheet1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Assets
Cash and balances with central banks	4,781	4,464	4,319	7	11
Receivables due from other financial institutions	8,981	12,588	9,642	(29)	(7)
Trading securities, financial assets designated at fair value and available-for-sale securities	61,233	55,599	54,020	10	13
Derivative financial instruments	31,555	36,102	26,482	(13)	19
Loans	484,207	477,655	474,644	1	2
Life insurance assets	9,586	12,310	12,393	(22)	(23)
Other assets	21,615	19,559	19,275	11	12
Total assets	621,958	618,277	600,775	1	4
Liabilities
Payables due to other financial institutions	12,873	8,898	8,299	45	55
Deposits	342,498	337,385	335,313	2	2
Trading liabilities and other financial liabilities designated at fair value	7,700	4,850	6,362	59	21
Derivative financial instruments	35,258	44,039	29,830	(20)	18
Debt issues and acceptances	153,597	150,971	151,674	2	1
Life insurance liabilities	8,723	11,560	11,761	(25)	(26)
Loan capital	8,250	9,632	9,691	(14)	(15)
Other liabilities	10,940	10,824	9,435	1	16
Total liabilities	579,839	578,159	562,365	-	3
Equity
Total equity attributable to owners of Westpac Banking Corporation	40,196	38,189	36,477	5	10
Non-controlling interests	1,923	1,929	1,933	-	(1)
Total equity	42,119	40,118	38,410	5	10

First Half 2011 – First Half 2010

The key balance sheet movements can be attributed to:

■                 Growth of 2% in loans, primarily within Australian housing loans;

■                 An increase in Treasury liquid assets of $5 billion, mostly included in higher available-for-sale securities; and

■                 Growth of 2% in deposits, driven primarily by increases in Term and At Call deposit accounts.

Assets

Receivables due from other financial institutions (down $1 billion)

The decrease was primarily due to a decrease in collateral placed.

Trading securities, financial assets designated at fair value and available-for-sale securities (up $7 billion)

Growth in this category reflected higher holdings of liquid assets. Increases occurred in Government, Semi-Government and Bank securities.

Derivative financial instruments (assets) (up $5 billion)

The increase in derivative financial instruments was primarily due to changes in contract valuations related to foreign exchange rate movements.

Loans (up $10 billion)

The growth in loans was largely due to a 6% increase in Australian housing loans, offset in part by a contraction in Australian business lending of 4%. (refer to Section 3.2.1 for further detail).

1 Period end balances

Review of Group Operations (continued)

Life insurance assets (down $3 billion)

Through a successor funds transfer BTFG have transferred Superannuation funds out of life companies into separately managed Super Funds, which are not consolidated. A corresponding change is recorded in life insurance liabilities.

Other assets (up $2 billion)

The increase in other assets is primarily due to a $1 billion increase in deferred tax assets related to the finalisation of tax consolidation of the St.George merger and unsettled securities transactions within Group Treasury.

Liabilities

Payables due to other financial institutions (up $5 billion)

This increase is primarily due to higher collateral being received and increased levels of interbank deposits from Treasury’s management of cash flow.

Deposits (up $7 billion)

Deposits increased primarily as a result of an increase in At Call accounts and Term Deposits of 7% and 5% respectively. These increases were partially offset by a decrease in wholesale funding sourced from Certificates of Deposit (refer to Section 5.6 – Note 17 for further detail).

Trading liabilities and other financial liabilities designated at fair value (up $1 billion)

The increase in trading liabilities was primarily due to an increase in repurchase agreements arising from securities activities within the Institutional Bank.

Derivative financial instruments (liabilities) (up $5 billion)

The increase in derivative financial instruments was primarily due to changes in contract valuations related to foreign exchange rate movements.

Debt issues and acceptances (up $2 billion)

Debt issues increased due to growth in the wholesale funding portfolio of $6 billion, partly offset by $4 billion of runoff in securitisation and acceptances.

Life insurance liabilities (down $3 billion)

Through a successor funds transfer BTFG have transferred Superannuation funds out of life companies into separately managed Super Funds, which are not consolidated.

Loan capital (down $1 billion)

Loan capital decreased following the redemption of some subordinated notes.

Other liabilities (up $2 billion)

The increase in other liabilities is due to unsettled securities activities and higher accrued interest payable.

Equity

Equity attributable to equity holders of WBC (up $4 billion)

The increase in equity was primarily due to increased retained profits.

First Half 2011 – Second Half 2010

The key drivers of the movements in the balance sheet generally reflected similar themes that impacted the movements from the First Half 2010 to the First Half 2011. Significant movements include:

Assets

Receivables due from other financial institutions (down $4 billion)

The decrease was primarily due to a decrease in collateral placed.

Trading securities, financial assets designated at fair value and available-for-sale securities (up $6 billion)

The increase was primarily due to a rise in Treasury liquid assets.

Derivative financial instruments (assets) (down $5 billion)

The decrease in derivative financial instruments was primarily due to changes in contract valuations related to foreign exchange rate movements.

Review of Group Operations (continued)

Loans (up $7 billion)

The growth in loans was primarily due to a $7 billion, or 3% increase in Australian housing loans (refer to Section 3.2.1 for further detail).

Liabilities

Payables due to other financial institutions (up $4 billion)

This increase is due to increased levels of interbank deposits as a result of Treasury’s management of cash flow.

Deposits (up $5 billion)

The trend in deposits in the First Half changed from the Second Half 2010 with Term Deposits growing $8 billion, or 7%. This increase was partially offset by a decline in Certificates of Deposit of $4 billion, or 6% (refer to Section 5.6 – Note 17 for further detail).

Derivative financial instruments (liabilities) (down $9 billion)

The decrease in derivative financial instruments is due to movements in interest rate swaps and impacts from foreign exchange movements.

Review of Group Operations (continued)

3.4.2     Funding and Liquidity Risk Management

Liquidity risk is the risk that the Group is not able to fund increases in assets or meet its payment obligations as they become due, without incurring unacceptable losses. This could potentially arise as a result of mismatched cash flows generated by the Group’s banking business. This risk is not specific to The Westpac Group, but inherent in all banks through their role as intermediaries between depositors and borrowers.

The Westpac Group has a robust liquidity risk management framework to ensure its ability to meet cash flow obligations under a wide range of market conditions, including name-specific and market-wide stress scenarios.

This includes an $85 billion portfolio of liquid assets at 31 March 2011 which comprised:

■                 $20.8 billion of cash, Government and semi-Government bonds, up $2.3 billion from 30 September 2010;

■                 $30.8 billion of repo-eligible private securities, up $1.8 billion from 30 September 2010; and

■                 $33.1 billion of self-originated AAA rated mortgage backed securities, which are eligible for repurchase with the Reserve Bank of Australia (RBA) and the Reserve Bank of New Zealand (RBNZ), down $1.7 billion from 30 September 2010.

As at 31 March 2011, the Group held sufficient liquid assets to cover all offshore wholesale debt maturities for 23 months.

In the First Half 2011, the Australian Prudential Regulation Authority (APRA) and the RBA provided further details regarding the implementation in Australia of the new global liquidity standard for the Liquidity Coverage Ratio (LCR) announced by the Basel Committee on Banking Supervision (Basel Committee). This included clarifying the definition of high-quality liquid assets and the announcement of a committed, secured liquidity facility with the RBA, sufficient in size to cover any shortfall between an Authorised Deposit-taking Institution (ADI) holding of high-quality liquid assets and the LCR requirement of the new global liquidity standard. This liquidity facility will be provided if the ADI has demonstrated to APRA that they have taken all reasonable steps towards meeting the requirements of the new standard through their balance sheet management.

These developments have provided more clarity on the new LCR liquidity standard that is scheduled to come into effect on 1 January 2015. However, a number of important details regarding the RBA liquidity facility and APRA’s prudential standard on liquidity risk management are yet to be announced and therefore the potential impact on the composition and size of the Group’s liquid asset portfolio is yet to be determined. Details of the RBA liquidity facility and APRA’s prudential standard will be subject to consultation during 2011 and 2012.

Further discussion on the proposed changes to prudential liquidity requirements by the Basel Committee are discussed in Other Regulatory Developments (Section 3.6).

The Westpac Group also monitors the composition and stability of its funding base to ensure it remains appropriately within the Group’s funding liquidity risk appetite. This includes a target of greater than 75% for the stable funding ratio (SFR). Stable funding includes Customer Deposits, wholesale term funding with residual contractual maturity greater than 12 months, equity and securitisation.

The Group’s SFR at 31 March 2011 was relatively unchanged from 30 September 2010 at 79% as the Group used growth in Customer Deposits to fund asset growth. Customer Deposits increased by $9 billion and comprised 52% of the Group’s total funding, an equivalent to 60% of total loans, up from 57% at 31 March 2010. An additional 18% of the Group’s funding is made up of wholesale funding with a residual maturity greater than 12 months, with a further 2% sourced from securitisation and 7% from equity. There was little change in the composition of the Group’s funding over the First Half 2011.

Growth in Customer Deposits in excess of loan growth of $2 billion since 30 September 2010 has also reduced the Group’s need to access wholesale funding and provided opportunities for the Group to buy back Government guaranteed debt. In total, the Group has issued $12.4 billion of new term debt in the First Half 2011 and bought back $3.8 billion in Government guaranteed term debt. The weighted average maturity of new term debt issued in the First Half 2011 was 3.8 years.

Review of Group Operations (continued)

Funding by residual maturity

	As at 31 March 2011		As at 30 Sept 2010		As at 31 March 2010
		Funding		Funding		Funding
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer Deposits	288,820	52	280,177	52	271,602	50
Wholesale funding - residual maturity
Securitisation	10,229	2	11,228	2	13,596	3
Greater than 12 months	98,166	18	103,546	19	104,230	19
Equity[1]	40,948	7	38,786	7	37,071	7
Stable Funding Ratio (SFR)	438,163	79	433,737	80	426,499	79
Less than 6 months[2]	88,401	16	81,683	15	89,614	17
6 to 12 months	28,566	5	28,731	5	24,146	4
Short term wholesale funding	116,967	21	110,414	20	113,760	21
Total funding[3]	555,130	100	544,151	100	540,259	100

Deposits to Net Loans Ratio

	As at 31 March 2011		As at 30 Sept 2010		As At 31 March 2010
	$m	%	$m	%	$m	%
Customer Deposits	288,820		280,177		271,602
Net customer loans	484,207	60	477,655	59	474,644	57

1 Equity less FX translation, Available-for-Sale Securities and Cash Flow Hedging Reserves.

2 Excludes netting of excess liquid assets deducted under previous methodology.

3 Including Equity as described in footnote1. Hybrids in the amount of $1.9 billion have been included in wholesale funding.

Review of Group Operations (continued)

Funding view of the balance sheet1

	As at 31 March 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	84,972	-	-	469,823	67,163	621,958
Total liabilities	(166)	(288,820)	(223,439)	-	(67,414)	(579,839)
Total equity	-	-	(1,923)	(40,948)	752	(42,119)

Total	84,806	(288,820)	(225,362)	428,875	501	-
Net customer loans[2]	33,598	-	-	450,609	-	484,207

	As at 30 September 2010
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	82,107	-	-	460,958	75,212	618,277
Total liabilities	(31)	(280,177)	(223,259)	-	(74,692)	(578,159)
Total equity	-	-	(1,929)	(38,786)	597	(40,118)

Total	82,076	(280,177)	(225,188)	422,172	1,117	-
Net customer loans[2]	35,056	-	-	442,599	-	477,655

	As at 31 March 2010
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	79,732	-	-	458,900	62,143	600,775
Total liabilities	-	(271,602)	(229,653)	-	(61,110)	(562,365)
Total equity	-	-	(1,933)	(37,071)	594	(38,410)

Total	79,732	(271,602)	(231,586)	421,829	1,627	-
Net customer loans[2]	34,324	-	-	440,320	-	474,644

1 Refer to Section 5, Note 22 for a detailed analysis of the funding view of the balance sheet. Liquid assets are defined as assets that are eligible for re-purchase agreements with the Reserve Bank.

2 Liquid assets in net consumer loans include internally securitised assets that are eligible for re-purchase agreements with the Reserve Bank at ninety percent of the value.

Review of Group Operations (continued)

3.5                Capital and Dividends

Basel II	As at 31 March 11	As at 30 Sept 10	As at 31 March 10
Common equity1 /RWA[2]	8.0%	7.5%	7.1%
Tier 1/RWA	9.5%	9.1%	8.6%
TRC3/RWA	11.0%	11.0%	10.8%
RWA ($m)	276,827	279,379	290,097

Tier 1 Capital Ratio Movement for First Half 2011

The Westpac Group’s Tier 1 capital ratio of 9.53% at 31 March 2011 was 44 basis points higher than the 30 September 2010 Tier 1 ratio. The higher ratio was primarily due to strong organic capital generation, a 1% reduction in Risk-Weighted Assets (RWA), and the 10 basis points benefit provided by the impact of tax consolidation related to the St.George merger.

The key drivers of the increase in the Tier 1 ratio over the period included:

■                 First Half 2011 profit of $4.0 billion added 143 basis points;

■                 Dividends payable, net of estimated impact from Dividend Reinvestment Plan (DRP)4, reduced Tier 1 by 81 basis points;

■                 Risk Weighted Assets fell, as a 2% reduction in credit RWA was partially offset by small increases in other RWA categories; and

■                 Other items, including:

-          Negative movements, comprised of: an increase in deferred tax assets (24 basis points) primarily relating to the St.George tax consolidation impact; an increase in capitalised software (7 basis points); higher Foreign Currency Translation Reserve (4 basis points); and an increase in regulatory expected loss deductions (3 basis points);

-          Partially offset by: a lower deduction for retained earnings in non-consolidated subsidiaries (6 basis points); and lower capitalised expenses (2 basis points); and a lower deduction in respect to investments in non-subsidiary entities (2 basis points).

During the First half 2011 Westpac redeemed over $1 billion of subordinated debt. These redemptions explain why Westpac’s total regulatory capital is flat over the period.

1 Common equity reflects the new Basel category for the highest quality form of capital. Previously we referred to this as Fundamental Tier 1 capital.

2 Risk weighted assets.

3 Total regulatory capital.

4 DRP is calculated as the estimated DRP for the interim dividend and the difference between actual and estimated DRP for the 2010 final dividend.

Review of Group Operations (continued)

Risk Weighted Assets

	Loans (per Section 5)			Basel II (Advanced / Standardised) RWA
	As at	As at	% Mov’t	As at	As at	% Mov’t
$m	31 March 2011	30 Sept 2010	Sept 10- Mar 11	31 March 2011	30 Sept 2010	Sept 10- Mar 11
Business purposes
On-balance sheet	146,838	150,579	(2)	112,057	117,793	(5)
Off-balance sheet	-	-	-	45,946	45,033	2
Total business purposes	146,838	150,579	(2)	158,003	162,826	(3)
Consumer purposes
On-balance sheet[1]	341,984	331,787	3	66,373	65,387	2
Off-balance sheet[1]	-	-	-	5,884	7,617	(23)
Total consumer purposes	341,984	331,787	3	72,257	73,004	(1)
Provision for impairment	(4,615)	(4,711)	2
Total credit risk	484,207	477,655	1	230,260	235,830	(2)
(% of total RWA)				83%	84%

Total on-balance sheet credit risk				178,430	183,180	(3)
Total off-balance sheet credit risk				51,830	52,650	(2)

Equity risk				1,198	1,122	7
Market risk				7,472	5,201	44
Operational risk				19,960	19,824	1
IRRBB				14,708	14,697	-
Other assets				3,229	2,705	19
Total non-credit				46,567	43,549	7
(% of total RWA)				17%	16%
	484,207	477,655	1	276,827	279,379	(1)

The Westpac Group’s RWA reduced by 1% over the First Half 2011. Movements in RWA were driven by the following factors:

■                 Credit risk RWA fell by 2%

-           lending for business purposes contracted as the Group’s property exposure reduced and businesses continue to pay down debt;

-           average risk weights reduced across the corporate and specialised lending portfolios as the quality of the book improved; and

-           mortgage RWA reduced as growth in the mortgages portfolio was more than offset by lower average risk weightings. Average risk weightings reduced as mortgages that had been on the books for 6 months moved from risk assessments based on application scores to behaviour scores and as a result of introducing new probability of default models.

■                 An increase in equity risk, which is primarily due to changes in market values of investment holdings;

■                 RWA associated with market risk increased 44% due to increased liquid assets to comply with anticipated liquidity requirements and increased trading positions;

■                 Interest Rate Risk in the Banking Book (IRRBB) and Operational risk weighted assets were relatively stable; and

■                 The increase in Other assets is due to increased holdings of fixed assets, accrued interest receivables and trade debtors.

1  Pacific Banking’s RWA are classified as consumer. RWA in Pacific Banking are calculated using the Standardised approach.

Review of Group Operations (continued)

Capital Deduction for Regulatory Expected Credit Loss

For capital adequacy purposes APRA requires the amount of Basel II expected credit losses in excess of eligible provisions to be deducted from capital. The following table shows how the deduction is calculated. In applying the capital deduction, 50% is deducted from Tier 1 capital and 50% is deducted from Tier 2 capital.

	As at	As at	As at
$m	31 March 2011	30 Sept 2010	31 March 2010
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 5 Note 11)	4,968	5,061	5,273
plus general reserve for credit losses adjustment	26	-	-
less ineligible provisions[1]	80	(31)	(1,845)
less certain deferred tax assets	(790)	(869)	(653)
Total eligible provisions	4,284	4,161	2,775
Regulatory expected downturn loss[2]	6,268	5,973	3,579
Capital deduction in provisions for regulatory expected downturn loss	(1,984)	(1,812)	(804)
Deducted from Capital as follows:
Tier 1 reduction	(992)	(906)	(402)
Tier 2 reduction	(992)	(906)	(402)

Changes in regulatory expected loss typically occur when credit quality changes in lending categories that are treated differently under Basel II measures than in Westpac’s provisioning practices. The two key portfolios in which differences are evident are residential mortgages and commercial property lending. Mortgage delinquencies rose from 0.47% in September 2010 to 0.59% in March 2011, leading to a rise in regulatory expected loss that was partially offset by improvements in the average credit quality of our commercial portfolio, including property.

Approximately 80% of the increase in the regulatory expected downturn loss between March 2010 and September 2010 was the result of portfolios originated in St.George moving from the standardised approach, under which no adjustment is required for regulatory expected downturn losses, to the advanced approach. The advanced approach requires a deduction for the difference between eligible provisions and regulatory expected downturn loss. The associated reduction in RWA related to accreditation more than offset the additional capital deduction.

1 Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures. Partial write-offs are included as eligible provisions under APRA standards.

2 Regulatory expected downturn loss is calculated for portfolios subject to the Basel advanced IRB approach to credit risk.

Review of Group Operations (continued)

Dividends

	As at	As at	As at
Ordinary dividend (cents per share)	31 March 2011	30 Sept 2010	31 March 2010
Interim (fully franked) - determined dividend	76	-	65
Final (fully franked)	-	74	-
Total ordinary dividend	76	74	65

The Board has declared a fully franked dividend of 76 cents per share, an increase of 11 cents per share or 16.9% compared to First Half 2010.

The interim dividend represents a payout ratio of 57.4%.

The Group’s ability to continue to frank dividends remains very strong, with our adjusted franking account balance which allows for the reduction in franking credits for the final dividend, at $1,298 million as at 31 March 2011.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2011 interim dividend via the issuance of new shares.

The Board has also determined that in relation to the 2011 interim dividend, the Market Price at which new shares will be issued under the DRP will not include a discount. The pricing period for setting the Market Price will be the 10 trading days commencing 24 May 2011.

Core Capital Activity during the First Half 2011

With the exception of issuing shares to satisfy the DRP and employee share plans, there was no core capital activity during the First Half 2011.

Residual Tier 1 Capital

As at 31 March 2011, Westpac had $4.4 billion of Residual Tier 1 capital instruments on issue. There was no new issuance or redemption of Residual Tier 1 capital during the First Half 2011.

Total Residual Tier 1 capital represents 17% of total Tier 1 capital at 31 March 2011.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of our New Zealand retail business is to manage the economic risk where Westpac believes there is a strong likelihood of significant adverse movements to the A$/NZ$ exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged. Hedges are executed on a pre-tax basis.

Hedges have not been executed for the 2011 or 2012 forecast profit.

Review of Group Operations (continued)

3.6    Other Regulatory Developments

Tax consolidation following the merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. For tax consolidation purposes, the consolidation of St.George and Westpac occurred on 31 March 2009. As part of the tax consolidation process, Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets on 31 March 2009. A number of St.George derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value.

Following clarification of the interaction between the taxation of financial arrangements (TOFA) legislation and the tax consolidation rules, tax consolidation relating to the merger with St.George has been finalised. The approach agreed with the Australian Taxation Office (ATO) is that tax is not required to be paid on the increase in the value of the derivative contracts.

As advised on 26 October 2010, the combined reduction in tax paid/payable was $685 million for the 2009 and 2010 tax years. On 11 March 2011 it was announced that for the 2011 to 2014 tax years it had been determined that the tax payable will be reduced by $1,110 million.

Liquidity

On 16 December 2010, the Basel Committee on Banking Supervision (Basel Committee) released final details on the Basel III liquidity framework. This framework introduces two new liquidity measures the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand a 30 day period under an acute stress scenario. However as there are insufficient government bonds available in the Australian marketplace to allow institutions to meet the LCR, the RBA has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a committed secured liquidity facility that can be utilised to meet the LCR requirement. The terms and conditions of this liquidity facility are yet to be determined.

The timetable for implementation of the liquidity standard will see the LCR introduced from 1 January 2015 and the NSFR from 1 January 2018. The standard proposes an observation and review period for the liquidity measures commencing in 2011.

APRA is expected to consult with industry in relation to revised Australian liquidity standards throughout 2011 and 2012.

Until the Australian standards are released, the full extent of the impact on The Westpac Group is uncertain. Notwithstanding the uncertain requirements, Westpac expects to increase its holding of high-quality and third party liquid assets.

Capital

On 16 December 2010 the Basel Committee released final details on the Basel III capital framework. The framework incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

■                 An increase in the minimum common equity requirement from 2.0% to 4.5%;

■                 An increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

■                 A capital conservation buffer at 2.5%, to be met with common equity; and

■                 A countercyclical buffer of between 0.0%–2.5% to be met with common equity (subject to further Basel Committee guidance).

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019. However Westpac currently expects that APRA will require full compliance early in the transition period. APRA is expected to consult with industry in relation to prudential standards applicable for Australia throughout 2011 and 2012 with final standards expected during 2012. Until APRA’s prudential standards are issued, the full extent of the impact on The Westpac Group is uncertain.

In addition, the Financial Stability Board (FSB) working closely with the Basel Committee has proposed a policy framework which will apply to institutions deemed to be systemically important financial institutions (SIFIs). The framework calls on jurisdictions to put in place additional requirements for both national and global SIFIs (G-SIFIs). Initially higher loss absorbency and other requirements will be applied to G-SIFIs. The FSB will conduct public consultations during the Second Half 2011, prior to delivering its final recommendations in November 2011. Details of the additional regulatory measures and the determination of which banking institutions will be classified as G-SIFIs are currently unknown, and therefore the implications for Westpac cannot be determined at this stage.

Review of Group Operations (continued)

OTC Derivatives Reform

Globally regulators are transforming the ‘Over the Counter’ (OTC) derivatives market by mandating central clearing for standardised OTC derivatives; encouraging exchange trading where appropriate; imposing higher capital charges on non-cleared products; and requiring all transactions to be reported to trade repositories. Westpac is closely monitoring offshore developments and is actively engaging with local and international regulators, trade associations, banks, and clearing houses. It is expected that the usage of clearing globally will expand rapidly during 2011 and Westpac will commence moving towards a cleared solution following an appropriate risk assessment, as and when clearing solutions meeting the needs of the Australian marketplace become available. These changes have the potential to affect financial markets activities conducted within The Westpac Group.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act)

In response to the Global Financial Crisis, new legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. Although the Dodd-Frank Act requires final rules to be issued in many cases before the end of 2011, it is possible that the rulemaking process may extend beyond 2011. Aside from the general observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and the extra-territorial application, it is not possible to assess the full impact of the legislation and the regulations on our operations.

Foreign Account Tax Compliance (FATCA)

Legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act (FATCA) was passed in the US on 18 March 2010, with the FATCA provisions effective from 1 January 2013. The legislation requires Foreign Financial Institutions (FFIs) (such as Westpac) to sign up to an FFI agreement and agree to provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US-owned foreign entities, or otherwise face 30% withholding tax on certain payments from US sources. There are a number of significant Australian legal obstacles to compliance and the final form of the rules is unknown. However, if the FATCA provisions are implemented in or near to their current form, taking into account guidance issued to date by the US Treasury and IRS, substantial investment in a compliance and reporting framework would be required to achieve compliance.

Financial Claims Scheme

On 12 December 2010, the Australian Government announced its intention to confirm the permanent continuance of the Financial Claims Scheme (FCS). The FCS was established by the Australian Government in 2008, and provides depositors a free guarantee of deposits in eligible Authorised Deposit-taking Institutions (ADIs) up to and including $1 million. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with that ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. The $1 million FCS cap is scheduled to be reviewed by the Australian Government in or around October 2011.

New Zealand Government Retail Deposit Guarantee Scheme

On 11 March 2011, the New Zealand Government announced it is considering options for maintaining confidence in the financial system when the Retail Deposit Guarantee Scheme expires on 31 December 2011. The New Zealand Government stated that the scheme will not be extended beyond 31 December 2011. As part of the announcement, the New Zealand Government indicated that one option for minimising disruption of the financial system and maintaining confidence is by introducing an Open Bank Resolution (OBR). That proposal involves a system where a bank is open for business on the next business day following an insolvency event or statutory administration. The RBNZ has commenced a consultation process with the industry in relation to the OBR proposal. The consultation paper sets out the requirements that the RBNZ expects banks to deliver through a pre-positioning process so that in the event of failure the bank will be able to achieve certain outcomes. The outcomes include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen and resume customers’ access to their transaction and other accounts on the day following the bank’s closure.

Review of Group Operations (continued)

Tax developments

The Australian Federal Government commissioned Australia’s Future Tax System Review (the Henry Review) which is a comprehensive review of the Australian taxation system (except GST), chaired by the Secretary to the Treasury Dr Ken Henry AC. On 2 May 2010, the Federal Government released the Henry Review report and its initial response. A large proportion of the Henry Review’s 138 recommendations were not dealt with in the Government’s initial response. Of the recommendations addressed in its initial response, the Government proposed reducing the company tax rate to 29% for the 2013–2014 income year and to 28% from the 2014–2015 income year (28% for small business by 2012), and the gradual increase of the employers compulsory superannuation guarantee from 9% to 12% by 2020. The Federal Government has indicated that it will conduct further discussion on tax reform through a Tax Forum in Canberra in October 2011. Until further detail of any possible changes to the taxation rules are released, and any changes to the law finalised, any impact on Westpac cannot be determined.

On 11 March 2011 in Mills v Commissioner of Taxation [2011] FCA 205, the Federal Court of Australia handed down a decision which, in essence, held that a hybrid stapled security that was part of a funding transaction, was subject to the Australian tax anti-avoidance rules. As a result, the franking credits attached to the distribution to this taxpayer were not creditable and in this instance the issuer will now be required to pay the Australian Taxation Office (ATO) the expected tax liability on any distributions paid since the original date of issue to security holders. The taxpayer has appealed to the Full Federal Court. Unless overturned on appeal, this decision may create uncertainty over the application of the Australian taxation laws to any potential future hybrid transactions. Westpac will monitor the results of the appeal to determine whether there are any broader impacts.

On 30 March 2011, the Assistant Treasurer announced a review of the tax consolidation provisions dealing with rights to future income and the residual tax cost setting rules. The Board of Taxation is considering whether these rules need to be amended, and, if so, whether any amendments will take effect retrospectively. The residual tax cost setting rules are the provisions under which amounts were allocated to the St.George derivatives in the tax consolidation process (and from which deductions are claimed by Westpac under the general taxing provisions).

Changes to accounting standards

In continuing response to the GFC, Governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets. The Group expects that there will be a number of new standards issued that may require changes to our current accounting approaches.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac. This includes:

■              Consumer law reform – the Australian Consumer Law was fully implemented on 1 January 2011 and includes the unfair contract terms legislation introduced on 1 July 2010. The Australian Competition and Consumer Commission (ACCC) and the Australian Securities and Investments Commission (ASIC) have new enforcement and consumer redress powers to deal with unfair terms in consumer contracts and other consumer protection issues;

■               Credit law reform - following the commencement of the National Credit Code on 1 July 2010, new responsible lending obligations commenced on 1 January 2011. The Government has commenced its second phase of credit law reforms, which is expected to extend the regulation of credit to small business lending, investment lending and reverse mortgages;

■               Margin lending reform - from 1 January 2011, margin lending facilities to retail clients have been regulated as financial products under the Corporations Act. This has resulted in additional conduct and disclosure requirements for issuers and advisors of margin lending facilities;

■               Superannuation changes - on 16 December 2010 the Government provided its response to the Super System (Cooper) Review into Australia’s superannuation system. The Government’s proposals include the introduction of a simple, low-cost ‘MySuper’ superannuation product and an initiative called ‘SuperStream’ to improve the efficiency of processing superannuation transactions through the use of technology. The Government continues to consult with the industry and has established a Consultative Group to advise on the design and implementation of the reforms;

■              Financial advice changes - on 28 April 2011 the Government further detailed its ‘Future of Financial Advice’ reforms aimed at improving the trust and confidence of Australian retail investors in the financial planning sector by tackling conflicts of interest that threaten the quality of financial advice. The reforms include a prospective ban on conflicted remuneration structures, a statutory best interest duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every 2 years to receiving ongoing advice. The majority of the proposed reforms are scheduled to commence from 1 July 2012; and

Review of Group Operations (continued)

■               The introduction of a new regulatory framework for personal property securities – the Government has introduced a national personal property securities regime involving a single register and a uniform set of rules, replacing a wide range of complex State and Territory based legislation and registers. The new regime also makes fundamental changes to the treatment of security interests in personal property. It is anticipated that this regime will take effect from October 2011.

In addition, the Federal Government has initiated a number of inquiries related to the financial services industry. These include:

■               The Parliamentary Joint Committee on the Corporations and Financial Services inquiry into the access for small and medium business to finance which delivered its report on 28 April 2011;

■               Senate inquiry into competition within the banking sector which is expected to report in May 2011;

■               Requesting that the former Reserve Bank of Australia Governor, Bernie Fraser undertake a feasibility study on account number portability. He is due to report his findings to the Government by 30 June 2011; and

■               National Disaster Insurance Review which will concentrate on insurance arrangements for individuals and businesses for damage and loss associated with flood and other natural disasters. The Review Panel is expected to report back to the Government by 30 September 2011.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

Proposed transfer of additional banking operations to Westpac New Zealand Limited

It is a policy of the RBNZ that all systemically important banks must incorporate as local entities in New Zealand, rather than operate through branch structures.

Until 1 November 2006, Westpac conducted its banking operations within New Zealand in a branch structure. On that date, and after extensive consultation with the RBNZ, Westpac adopted a dual registration operating model including a locally incorporated subsidiary, Westpac New Zealand Limited (WNZL), to conduct its retail and business banking activities in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch) to conduct its institutional and financial markets activities. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements.

In 2009, the RBNZ asked Westpac to review the structure of its operating model in New Zealand to ensure that it is able to sustain durable compliance with the RBNZ’s prudential policies. Accordingly, it was agreed that an independent review would take place, with the terms of reference for the review established through consultation between the RBNZ, WNZL and Westpac. The RBNZ, WNZL and Westpac have agreed on changes to the operating model.

As a result, the NZ Branch will transfer the following additional business activities and associated employees to WNZL:

■                 Institutional Customer Deposits;

■                 Institutional customer transactional banking;

■                 Institutional customer lending;

■                 Debt capital markets (including customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programs); and

■                 Corporate advisory.

Details of the changes are being worked through in consultation with the RBNZ as part of the implementation program.

Under the proposed changes to the operating model, the NZ Branch will retain:

■                  Its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers;

■                  Pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL;

■                  Trading of capital markets products and foreign exchange as principal; and

■                  Global intra-group financing functions.

Implementation of the transfer is currently expected to be completed by the end of the 2011 calendar year.

Divisional Results

4.1                Divisional Results

Divisional results are presented on a management reporting basis. The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of our divisions, we use a measure of performance referred to as ‘Cash Earnings’. To calculate Cash Earnings we adjust the statutory results for the items outlined below. This allows us to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies. A reconciliation of Cash Earnings to net profit attributable to owners for each business division is set forth in Section 7. Refer to the Introduction on page 1 and Section 7.2 for a more detailed explanation of Cash Earnings adjustments.

Three categories of adjustments are made to statutory results to determine Cash Earnings:

■           Material items that key decision makers believe do not reflect ongoing operations;

■           Items that are not considered when dividends are recommended, such as the amortisation of intangibles and economic hedging impacts; and

■           Accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries.

Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management rather than the legal structure (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been revised and may differ from results previously reported.

Our internal transfer pricing framework attributes value between divisions. Its primary attributes are:

■           Treasury funding product balances are fully transfer priced at inter-bank rates according to the tenor of the underlying transactions; and

■           Overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

The discussion of our divisional results and certain data in Sections 4 and 7 are presented on a Cash Earnings basis, unless otherwise stated. Cash Earnings are not directly comparable to statutory results presented in other parts of this profit announcement.

Divisional Results (continued)

4.2                          Westpac Retail and Business Banking

Westpac Retail and Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small to medium enterprise customers and commercial customers (typically with turnover up to $100 million) in Australia under the ‘Westpac’ and ‘RAMS’ brands. Activities are conducted through our nationwide network of branches and business banking centres, home finance managers (HFMs), specialised consumer and business relationship managers, with the support of Cash Flow, Financial Markets and Wealth specialists, customer service centres, automatic teller machines (ATMs) and internet channels.

$m	Half Year March 11	Half Year Sept 10	Half Year March 10	% Mov’t Sept 10- Mar 11	% Mov’t Mar 10- Mar 11
Net interest income	2,596	2,560	2,572	1	1
Non-interest income	543	513	501	6	8
Net operating income before operating expenses and impairment charges	3,139	3,073	3,073	2	2
Operating expenses	(1,526)	(1,524)	(1,521)	-	-

Profit before impairment charges and income tax expense	1,613	1,549	1,552	4	4
Impairment charges	(275)	(287)	(302)	4	9
Operating profit before tax	1,338	1,262	1,250	6	7
Tax and non-controlling interests	(402)	(379)	(377)	(6)	(7)
Cash Earnings	936	883	873	6	7
Less: Cash Earnings adjustments	-	-	-	-	-
Net Profit after tax	936	883	873	6	7

Expense to income ratio (%) (Cash Earnings Basis)	48.6%	49.6%	49.5%	100bps	90bps
	$bn	$bn	$bn
Deposits
Term deposits	48.0	42.6	43.3	13	11
Other	71.7	71.9	65.7	-	9
Total deposits	119.7	114.5	109.0	5	10
Net loans
Mortgages	194.6	187.6	179.2	4	9
Business	44.1	42.2	40.1	5	10
Other	9.1	9.3	9.6	(2)	(5)
Total net loans	247.8	239.1	228.9	4	8
Total assets	253.1	243.7	233.7	4	8

Divisional Results (continued)

Financial Performance

First Half 2011 – First Half 2010

Features:

■              Cash Earnings increased 7% benefiting from solid growth in non-interest income, productivity improvements and lower impairment charges

■              Profit before impairment charges and income tax expense increased 4%, with good Mortgage and Term Deposit growth, slightly offset by lower margins.  Fee income was solid in business lending and cards

Westpac RBB delivered Cash Earnings of $936 million, up $63 million, or 7% compared to First Half 2010.

Net interest income increased 1% compared to First Half 2010 supported by solid lending growth of 8%, predominantly in Mortgages, and deposit growth of 10% primarily through Term Deposits and e-saver online accounts. This was offset by margin decline of 16 basis points, with contracting deposit spreads and higher funding costs partially offset by higher mortgage spreads.

While margins were lower, most of the decline occurred in Second Half 2010.  Changes in portfolio mix had a negative impact on margins through the half as portfolio growth was concentrated in lower spread products, particularly Mortgages and Term Deposits. Benefits from Mortgage repricing, and improved pricing on deposits largely impacted from December 2010.

Lending growth over the First Half 2011 was dominated by Mortgages, which increased 9% with Westpac RBB growing at 1.1 times banking system1. This growth was achieved while improving the proportion of Mortgages written via proprietary mortgage channels, which accounted for 69% of mortgage lending. RAMS represented 10% of Westpac RBB new mortgage lending growth.

Business lending increased 10% compared to First Half 2010, with growth boosted by the transfer of business between the Institutional Bank and Westpac RBB. Excluding these movements, business lending increased 2.1% with a rise in term lending partially offset by lower equipment finance balances. Other consumer lending declined 5% mostly from the lower balances in the Ignite MasterCard® card portfolio.

Deposits at 31 March 2011 increased $10.7 billion or 10%, compared to 31 March 2010, evenly spread over Term and Savings Deposits. The Group successfully retained a significant portion of the December 2009 Term Deposit campaign balances at much reduced rates and this assisted spreads in the latter months of First Half 2011.

The Westpac RBB brand and service proposition has continued to strengthen following significant investment in past years. Benefits delivered over the First Half 2011 included:

■                 Customer growth of 3.6%;

■                Proportion of customers with 4 or more Products increasing 160 basis points to 28.3%, as a result of further cross selling of wealth and insurance products. Average products per customer increasing to 2.61, which is the highest increase of the major Australian banks;

■                 Net Promoter Score (NPS) in business segments improved by 6% to (15)%. Westpac RBB performance remains strongest in target segments of Agri and Commercial customers and has a strengthening position in the SME segment; and

■                 Customer retention rate of 96-99% across SME, Commercial, and Affluent.

Non-interest income was up 8% compared to First Half 2010 due to:

■                 Increased business line fees, which have been gradually repriced to more appropriately reflect the costs of providing business facilities; and

■                 Higher credit card points redemption income following a campaign providing customers the option to redeem points for special offers.

Operating expenses were little changed compared to First Half 2010, rising just $5 million. This modest rate of growth was primarily due to restructuring and productivity related FTE reductions of 722 or 6%, other productivity benefits and good management of discretionary expenditure. Efficiency initiatives also assisted in offsetting increased equipment and occupancy charges associated with further front line investment, with 42 new branches and 32 branch refurbishments during First Half 2011, as well as increased salary expense (4.3% annualised) from January 2011.

Impairment charges were $27 million lower, down 9% compared to First Half 2010, due mostly to a reduction in collectively assessed provisions associated with business lending. Individually assessed provisions were a little higher than First Half 2010 as were consumer collectively assessed provisions associated with the rise in delinquencies.

1 Source: Australian Prudential Regulation Authority (APRA).

2 One Advisory centre and two in-stores were closed during First Half 2011.

Divisional Results (continued)

Mortgage 90 day delinquencies increased to 60 basis points in First Half 2011 with the rise being primarily due to:

■                 Implementing a more conservative approach for classifying delinquent facilities for individuals moving out of hardship assistance; and

■                 Higher delinquencies in Queensland and low doc lending, particularly from the seasoning of Mortgages written in 2007 and 2008 years.

First Half 2011 – Second Half 2010 Features: ■ Cash Earnings up 6%, with solid non-interest income and strong containment of expenses

Westpac RBB delivered Cash Earnings of $936 million, up $53 million, or 6% compared to Second Half 2010.

Net interest income growth of 1% compared to Second Half 2010 was supported by 4% lending growth, predominantly in Mortgages, and deposit growth of 5%, all of which was in Term Deposits. This was partially offset by a margin contraction of 3 basis points, with lower deposit spreads partially offset by the positive impact of mortgage repricing.

Lending over the six months ended 31 March 2011 included Mortgages up 4% with growth in both owner-occupied and investment business lending. Westpac grew at 1.1 times banking system1 while maintaining the level of broker introduced lending at around 31% and well below the level of recent years. Business lending increased 5% over the last 6 months, aided by the transfer of some commercial business facilities from the Institutional Bank to Westpac RBB. Excluding these movements, business lending increased 1%, mostly in term lending facilities. Other consumer lending was down 2%.

Deposits as at 31 March 2011 were $5.2 billion higher than at 30 September 2010, up 5%, with all the growth in Term Deposits. The Group successfully retained a large part of the roll-over of 1 year Term Deposits written in December 2009 at much reduced rates, and grew new Term Deposits from efforts to encourage longer term savings from those typically preferring on-line accounts.

Margins over the period reduced slightly, down 3 basis points, with a 6 basis points improvement due to mortgage spreads, offset by higher average funding costs, including a 2 basis points decline in deposit spreads.

Non-interest income growth was up 6% compared to Second Half 2010, with increased business line fees and higher credit card points redemption income.

Operating expenses were contained, up only $2 million compared to Second Half 2010. This modest rate of growth was primarily due to restructuring and productivity related FTE reductions of 569, or 5% and good containment of discretionary expenditure.

Impairment charges were down $12 million or 4% compared to Second Half 2010. Lower collective provisions for business lending were partially offset by higher collective provisions for consumer lending associated with the rise in consumer delinquencies.

1 Source: Australian Prudential Regulation Authority (APRA).

Divisional Results (continued)

4.3                          Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and Government customers primarily based in or with interests in Australia and New Zealand. WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, margin lending, broking and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand and Asia, as well as New York and London.

$m	Half Year March 11	Half Year Sept 10	Half Year March 10	% Mov’t Sept 10- Mar 11	% Mov’t Mar 10- Mar 11
Net interest income	888	860	916	3	(3)
Non-interest income	679	708	811	(4)	(16)
Net operating income before operating expenses and impairment charges	1,567	1,568	1,727	-	(9)
Operating expenses	(510)	(519)	(519)	2	2

Profit before impairment charges and income tax expense	1,057	1,049	1,208	1	(13)
Impairment charges	21	(50)	(73)	142	129
Operating profit before tax	1,078	999	1,135	8	(5)
Tax and non-controlling interests	(311)	(292)	(328)	(7)	5
Cash Earnings	767	707	807	8	(5)
Less: Cash Earnings adjustments	-	-	-	-	-
Net Profit after tax	767	707	807	8	(5)

Expense to income ratio (%) (Cash Earnings Basis)	32.5%	33.1%	30.1%	60bps	(240bps)
	$bn	$bn	$bn
Deposits	51.3	47.8	48.0	7	7
Net loans	60.8	61.5	70.2	(1)	(13)
Total assets	98.1	99.2	103.0	(1)	(5)
Funds under management	8.2	8.0	9.0	3	(9)

Financial Performance

First Half 2011 – First Half 2010

Features:

■                Cash Earnings were $40 million, or 5% lower, with profit before impairment charges and income tax expense $151 million lower, partially offset by a positive contribution from impairment charges

■                The reduction in profit before impairment charges and income tax expense reflects lower lending volumes, a $125 million reduction in markets income and no material gains on asset sales

Westpac Institutional Bank delivered Cash Earnings of $767 million in First Half 2011. This performance, however, was 5% below the First Half 2010 result.

The WIB business has been successful in increasing the depth of customer relationships and improving its leadership position and this has assisted in partially offsetting lower balance sheet growth. Achievements include:

■                 Maintaining the position as Lead Institutional bank, topping the 2010 Peter Lee Associates Large Corporate and Institutional Transactional Survey in Lead Domestic Transactional Bank and in Relationship strength;

■                 Reflecting the strength of transactional relationships, revenue in Global Transactional Services increased 8% in First Half 2011 compared to First Half 2010; and

■                 No. 1 Australian bookrunner - Dealogic Australasian Debt Capital markets (1Q, 2011) and No.1 for Australian Debt - Bloomberg Debt Underwriting League Tables (1Q, 2011).

Divisional Results (continued)

In First Half 2010, WIB’s earnings were supported by strong markets income and over $20 million in gains from asset sales. As well, the continuing caution of corporates has led to reduced activity through the period and this has further contributed to lower earnings.

Net interest income declined $28 million, as lower volumes were partially offset by improved margins. Lending was $9.4 billion lower, primarily from lower commercial property lending and institutions continuing to reduce gearing. Contributing to the lower volumes has been the transfer of responsibility for some commercial business to Westpac RBB. This transfer involved $3 billion in lending over the year.

Non-interest income decreased $132 million compared to First Half 2010, reflecting:

■                  $143 million decline in markets non-interest income primarily in Debt Markets and the Equities business. This was due to more stable markets in First Half 2011 reducing flows, tighter market spreads and a reduced benefit from credit spread positions. Structured products income in the Equities business was also lower; and

■                  No material gains on assets sales, which benefited the First Half 2010 result.

Operating expenses decreased $9 million, or 2%, due primarily to lower equipment and occupancy expenses and the timing of investment spend.

Impairment charges were a benefit of $21 million in First Half 2011, compared to a charge of $73 million in First Half 2010, a $94 million improvement over the year.  The improvement was primarily due to a reduction in stressed assets from more companies being upgraded to full health or reducing their exposures which in turn led to the release of some collectively assessed provisions. A number of write-backs were also recorded over the half, in many cases from companies that have been in stress for a number of years.

First Half 2011 – Second Half 2010

Features:

■      Cash Earnings were up $60 million, with lower impairment charges and a 1% rise in profit before impairment charges and income tax expense

■                  $71 million positive turnaround in impairment charges from upgrades and repayments with fewer write-downs during the period

Cash Earnings in WIB increased $60 million, or 8%, with profit before impairment charges and income tax expense $8 million higher.

Net interest income increased 3% as the repricing of the portfolio partially offset lower lending volumes. Net interest income also benefited from higher establishment fees recognised as a result of early repayment of loans and growth in our Global Transactional Services business. These benefits offset the impact of the transfer of certain facilities to Westpac RBB during the half.

Non-interest income declined 4% on Second Half 2010, mostly from a lower contribution from structured products in the Equities business. No material gains on asset sales impacted earnings in First Half 2011, in contrast to a benefit in Second Half 2010.

Expenses were down $9 million compared to Second Half 2010, with lower property expenses, reduced professional services costs, an increase in project spending capitalised, and a stronger $A benefiting the translation of offshore expenses.  These declines offset the annual salary rises effective from January 2011.

The $21 million impairment charge benefit represented a $71 million turnaround from Second Half 2010.  New individually assessed provisions were little changed over Second Half 2010 with the improvement due to lower collective provisions from upgrades and repayments along with higher write-backs.

The portfolio of stressed assets at 31 March 2011 was $1.8 billion lower than at 30 September 2010 and is $2.1 billion below the peak of one year earlier. All categories of stressed assets declined in the half.

Divisional Results (continued)

4.4                St.George Bank

St.George Bank, (in this Section “St.George”), is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George and BankSA brands.

Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for Cash Flow Finance, Trade Finance, Automotive and Equipment Finance, Property Finance, Transaction Banking and Treasury Services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Net interest income	1,393	1,341	1,327	4	5
Non-interest income	264	285	287	(7)	(8)
Net operating income before operating expenses and impairment charges	1,657	1,626	1,614	2	3
Operating expenses	(649)	(640)	(602)	(1)	(8)
Profit before impairment charges and income tax expense	1,008	986	1,012	2	-
Impairment charges	(176)	(180)	(331)	2	47
Operating profit before tax	832	806	681	3	22
Tax and non-controlling interests	(250)	(237)	(209)	(5)	(20)
Cash Earnings	582	569	472	2	23
Less: Cash Earnings adjustments	(64)	(65)	(64)	2	-
Net Profit after tax	518	504	408	3	27

Expense to income ratio (%) (Cash Earnings Basis)	39.2%	39.4%	37.3%	20bps	(190bps)
	$bn	$bn	$bn
Deposits
Term deposits	29.2	26.9	28.1	9	4
Other	37.2	38.7	35.6	(4)	4
Total deposits	66.4	65.6	63.7	1	4
Net loans
Mortgages	90.0	89.5	87.7	1	3
Business	30.8	31.6	32.1	(3)	(4)
Other	5.9	5.7	5.4	4	9
Total net loans	126.7	126.8	125.2	-	1
Total assets	134.0	134.0	132.8	-	1

Financial Performance

First Half 2011 – First Half 2010

Features:

■                  Cash Earnings increased 23%, driven by a significant fall in impairment charges

■                Profit before impairment charges and income tax expense was flat with improved revenues offset by expense growth associated with repositioning of the business and the Bank of Melbourne launch

St.George delivered Cash Earnings of $582 million, up $110 million, or 23% compared to First Half 2010.

Net interest income growth of 5% compared to First Half 2010 was primarily achieved though a 12 basis point increase in margins, due to the rise in variable mortgage rates and the ongoing repricing of business products. The reclassification of certain business and consumer lending fees, including mortgage package fees, to interest income (from non-interest income to align with Group policy) added $19 million to net interest income and contributed to the rise in margins. Balance sheet growth was modest over the half, with lending up 1% and deposits rising 4%.

In lending, Mortgages were up 3% compared to First Half 2010. This increase was below banking system growth primarily due to the decision to reduce flows via third party channels. The proportion of Mortgages originated via brokers

Divisional Results (continued)

declined 10 percentage points from 44% in First Half 2010 to 34% in First Half 2011. Mortgage growth was also impacted by slower applications through proprietary channels in the September 2010 and December 2010 quarters. A range of initiatives to restore growth have commenced, and applications are experiencing good momentum.

Business lending declined 4% compared to 31 March 2010 from the further reduction in commercial property exposures to achieve a more optimal portfolio mix, and subdued general business lending. To position the business for growth St.George has commenced a number of initiatives including launching a business switching package and moving decision making closer to customers. Other consumer lending was up 9%, aided by an increase in auto loans and growth in credit cards through the new ‘Amplify’ rewards card.

Deposits increased 4%, with good growth in high interest savings accounts including the Powersaver and Direct Saver products. This growth was below system growth as the business ran-down relatively highly priced commercial deposits and sought to improve deposit spreads through the half, which led to some outflows.

The St.George business has been repositioned over the last 12-18 months: taking the brand back to its regional roots; reducing the commercial property portfolio to more sustainable levels; and, increasing the focus on proprietary sales. Despite the significant changes during the period, St.George continued to deliver sound metrics, with:

■                  Leading Business NPS, improved by 18% to 5%;

■                  Increased customer numbers, up 1%;

■                  Increased customers with 4 or more products by 2% to 25%; and

■                  Increased General Insurance and Super for Life cross sell.

As part of the St.George repositioning, and to take advantage of customer preferences for strong local brands, the business announced the launch of Bank of Melbourne, which is scheduled to open its doors in August 2011. The launch involves the re-branding of 34 St.George branches in Victoria and plans to open 14 more branches by October 2011. Over the next five years, Bank of Melbourne plans to triple its branch and ATM networks in Victoria to over 100 branches and 300 ATMs.

Non-interest income declined $23 million, or 8% compared to First Half 2010, due mostly to the reclassification of income. Business line fees increased compared to First Half 2010, although this growth was tempered by the trend in consumer banking to migrate towards accounts with simpler and lower fee structures.

Operating expenses increased 8% compared to First Half 2010 due to: costs associated with repositioning the business, early costs associated with preparing for the Bank of Melbourne launch (including additional FTE); a 4% pay rise and the continued investment in the branch network with the opening of 7 new branches.

Impairment charges fell significantly, down $155 million or 47% compared to First Half 2010. The decline was due to a significant reduction in collectively assessed charges, particularly in the business portfolio, as asset quality begins to improve.

First Half 2011 – Second Half 2010

Features:

■                Cash Earnings up $13 million, with net operating income before operating expenses and impairment charges marginally higher, expenses well contained and a small decline in impairment charges

St.George delivered Cash Earnings of $582 million, up $13 million compared to Second Half 2010.

Net interest income growth of 4% over the period was driven by improved margins, up 14 basis points. Balance sheet growth was subdued with lending unchanged and deposits up 1%.

Lending growth between 30 September 2010 and 31 March 2011 was relatively flat. Mortgages increased 1%, with St.George growing well below banking system, particularly in Australian States with an under-representation of St.George branches. The low growth was mostly due to the continuing decline in third party loan introductions along with a reduction in new applications in the December quarter 2010. Business lending was down 3%, with commercial property exposures continuing to ease and the impact of modest system growth. The division now has a more optimal mix of commercial property in its portfolio and is positioned to grow this book in line with system demand. Other consumer lending increased 4%, aided by a rise in auto lending.

Deposits at 31 March 2011 increased 1% compared to 30 September 2010, with Term Deposits rising 9% partly offset by a decline in transaction and savings deposits as some customers switched into higher rate term products. At call deposit balances were also lower following the restructuring of the interest rates of these products to reduce the proportion of ‘special introductory offers’ that were offered to both new and existing customers rather than used as an incentive to encourage new customers.

The 14 basis point rise in margins was due to product repricing and income reclassifications that added 1 basis point. Margins were also supported by a reduction in third party originated lending which comes at a higher cost. These increases were partly offset by higher wholesale funding costs.

Divisional Results (continued)

Non-interest income decreased $21 million, or 7% compared to Second Half 2010. The decline was due to $6 million reclassification of fees to net interest income along with lower consumer transaction fees. Business line fees were higher.

Operating expenses were up $9 million or 1% compared to Second Half 2010. This modest rate of growth was primarily due to restructuring and productivity related FTE reductions of 328 or 6%, other productivity benefits and good disciplines around discretionary expenditure. The low cost growth has been achieved despite increased research and development associated with preparation for the launch of the Bank of Melbourne.

Impairment charges were little changed over First Half 2011 compared to Second Half 2010, with business impairments stable and a rise in consumer impairments in line with increasing delinquencies. Total business stressed exposures reduced by $538 million or 10% in the half with an improvement recorded in all stressed asset categories.

Divisional Results (continued)

4.5                BT Financial Group (Australia)

BT Financial Group (BTFG) is the wealth management arm of The Westpac Group in Australia, which, following the merger with St.George in First Half 2009, also includes the wealth division of St.George.

Funds Management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts and private banking and financial planning.

Insurance solutions cover the manufacturing and distribution of Life, General and Lenders Mortgage Insurance and Deposit bonds.

BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (60% owned by The Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Securitor and the advice, private banking and insurance operations of BankSA, St.George Bank and Westpac RBB.

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Net interest income	122	117	140	4	(13)
Non-interest income	767	751	724	2	6
Net operating income before operating expenses and impairment charges	889	868	864	2	3
Operating expenses	(440)	(444)	(422)	1	(4)

Profit before impairment charges and income tax expense	449	424	442	6	2
Impairment charges	(4)	(7)	(5)	43	20
Operating profit before tax	445	417	437	7	2
Tax and non-controlling interests	(136)	(123)	(136)	(11)	-
Cash Earnings	309	294	301	5	3
Less: Cash Earnings adjustments	(8)	(9)	(8)	11	-
Net Profit after tax	301	285	293	6	3

Expense to income ratio (%) (Cash Earnings Basis)	49.5%	51.2%	48.8%	170bps	(70bps)

	$bn	$bn	$bn
Total assets	23.4	27.5	26.9	(15)	(13)
Funds under management	44.0	42.5	43.1	4	2
Funds under administration	82.6	79.9	81.0	3	2

BTFG Cash Earnings increased 3% in First Half 2011 compared to First Half 2010, with a strong Funds management result partially offset by softer insurance performance following higher natural disaster claims.

The improvement in investment markets, particularly equities and credit markets, added approximately $21 million to Cash Earnings, from higher Funds under Management (FUM) and Funds under Administration (FUA).

The insurance business was heavily impacted by a number of severe weather events over December 2010 and January 2011 leading to higher General Insurance claims. These natural disasters impacted insurance Cash Earnings by $39 million. Life Insurance on the other hand delivered a strong performance with increased earnings.

Divisional Results (continued)

Financial Performance

First Half 2011 – First Half 2010

Features:

■                Cash Earnings increased $8 million, or 3% in First Half 2011 compared to First Half 2010, mainly due to higher FUA and FUM balances, improving markets and improved Life Insurance earnings, partly offset by high General Insurance claims.

■                Insurance claims associated with the natural disasters reduced profit before impairment charges and income tax expense by $56 million, reducing Cash Earnings by $39 million.

Net interest income decreased $18 million or 13% in First Half 2011 compared to First Half 2010, due primarily to increased funding and capital costs, partially offset by increased earnings on invested capital.

Non-interest income increased $43 million or 6% in First Half 2011 compared to First Half 2010. This was mainly driven by the following components:

■                  Funds Management Business

-                  Increased management fees from higher FUM and FUA balances;

-                  A review of the amortisation profile for deferred fees and deferred costs associated with the origination of superannuation, investments and portfolio management products to align with their assessed life. This adjustment added $14 million to profit before impairment charges and income tax expense; and

-                  The revaluation of both seed capital in fund portfolios and investments within the Ascalon business.

■                  Insurance Business

-                  Life Insurance in-force premiums increased 11% due to solid sales, with loss ratios down 3 percentage points. Sales via the Wrap platform continued to be solid, as was the launch of the BT Protection Plan through Westpac RBB and St.George Bank;

-                  General Insurance income decreased $43 million against First Half 2010. Strong growth in gross written premiums, up 15% predominantly from Home and Contents Insurance, were offset by higher claims associated with the floods and cyclone. Overall claims costs were significantly mitigated by reinsurance arrangements; and

-                  Lenders Mortgage Insurance (LMI) returns were higher, mostly due to improved claims experience.

■                  BT Super for Life

-                  Strong growth continued with over 1,300 new accounts opened each week. The number of active accounts on BT Super for Life is also rising, up 45% over the year. Balances are now around $1.3 billion.

Operating expenses were $18 million or 4% higher, primarily due to an increase in project spending, including costs associated with the launch of Life Insurance through the independent financial planner network. Increased operating expenses also reflected additional investment in the advice business, more private bankers and additional employees supporting the roll-out of new products in target segments. Salary increases averaging 4% also impacted late in the half. These increases were partially offset by a range of productivity initiatives implemented over the year, particularly in processing functions.

FUM increased 2% compared to First Half 2010, aided by improved markets. FUM margins were down 3 basis points over the year.

FUA increased 2% compared to First Half 2010, due to both positive net inflows on both the BT Wrap platform and into Corporate Super, as well as a rise in markets. FUA margins were little changed over the year.

Impairment charges were $1 million lower, at $4 million, compared to First Half 2010, with fewer new stressed exposures emerging.

Divisional Results (continued)

First Half 2011 – Second Half 2010

Features:

■                Cash Earnings increased $15 million, or 5%, driven by higher FUM and FUA, operating expenses and good growth in insurance business premiums, partly offset by high General Insurance claims associated with the floods and cyclone.

■                Stronger asset markets in the Funds management business contributed further to the increase in Cash Earnings.

Net interest income increased by $5 million or 4% in First Half 2011 compared to Second Half 2010, due primarily to increased earnings on invested capital.

Non-interest income increased by $16 million or 2% in First Half 2011 compared to Second Half 2010.  This was driven by increased fees due to increased FUM and FUA balances, changes to the amortisation profile for certain deferred fees and costs and investment revaluations in Ascalon. Other major drivers for movements in Non-interest income were:

■                Increased reinsurance costs and higher claims associated with the floods across Australia and cyclone Yasi offset by higher earned premiums;

■                Life Insurance in-force premiums increased 4% supported by solid sales and good retention and a small decline in loss rates. The launch of the new BT Protection Plan product through the Westpac RBB and St.George Bank advice channels and online also supported growth; and

■                Gross written premiums were down $9 million in LMI due to a reduction in loans written in the 80 to 90% LVR1 band.  The overall contribution from LMI was higher due to lower loss ratios.

FUM balances increased 4%, from improved markets, continued flows into BT Super for Life and good flows into Advance Asset Management. Growth in FUM was partly offset by retail and institutional redemptions.

FUA balances of $82.6 billion were up 3% over the period, due to positive net inflows both on the BT Wrap platform and into Corporate Super, as well as a rise in markets.

Operating expenses declined by $4 million, or 1%, benefiting from:

■                A decline in FTE over the period due to seasonal volume-based expenses typically incurred in the second half of the year; and

■                The implementation of a number of productivity initiatives. The timing of project spending saw less project costs expensed in the First Half 2011.

[1] Loan to Value Ratio	63

Divisional Results (continued)

4.6       New Zealand

Westpac New Zealand is responsible for banking, wealth and insurance products for consumers and small to medium business customers in New Zealand. Banking products are provided under the Westpac brand while Insurance and Wealth products are provided by Westpac Life New Zealand and BT New Zealand. The sales and service division operates via an extensive network of branches and ATMs across both the North and South Islands. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear within Westpac Institutional Bank. All figures in this section 4.6 (other than section 4.6.1) are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
NZ$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Net interest income	639	617	585	4	9
Non-interest income	180	179	169	1	7
Net operating income before operating expenses and impairment charges	819	796	754	3	9
Operating expenses	(386)	(375)	(371)	(3)	(4)

Profit before impairment charges and income tax expense	433	421	383	3	13
Impairment charges	(137)	(139)	(208)	1	34
Operating profit before tax	296	282	175	5	69
Tax and non-controlling interests	(86)	(85)	(50)	(1)	(72)
Cash Earnings	210	197	125	7	68
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	210	197	125	7	68

Expense to income ratio (%) (Cash Earnings Basis)	47.1%	47.1%	49.2%	-	210bps

	$bn	$bn	$bn
Deposits
Term deposits	18.1	17.8	17.0	2	6
Other	13.5	12.7	13.0	6	4
Total deposits	31.6	30.5	30.0	4	5
Net loans
Mortgages	34.2	33.9	33.2	1	3
Business	14.0	14.3	14.2	(2)	(1)
Other	1.6	1.6	1.6	-	-
Total Net loans	49.8	49.8	49.0	-	2
Total assets	51.3	51.2	50.5	-	2
Funds under management	2.4	2.2	2.1	9	14

Financial Performance (NZ$)

First Half 2011 – First Half 2010

Features:

■      Cash Earnings, up 68%, driven by a 34% reduction in impairment charges despite the financial impact of a second major earthquake in Christchurch

■      Solid underlying performance with profit before impairment charges and income tax expense up 13% from strong revenue growth due to improved margins, lending growth above banking system and good expense control

New Zealand reported Cash Earnings for First Half 2011 of $210 million, $85 million or 68% higher than First Half 2010. Growth in Cash Earnings was due to a $50 million improvement in profit before impairment charges and income tax expense and a $71 million reduction in impairment charges.

Profit before impairment charges and income tax expense were up 13% compared to First Half 2010 to $433 million, with a 9% uplift in Net operating income before operating expenses and impairment charges partly offset by 4% operating expense growth.

Improved net interest income was the main contributor to higher net operating income before operating expenses and impairment charges, with modest volume growth supported by a strong improvement in margins. Margins in

Divisional Results (continued)

New Zealand increased over the year to 2.29%, up 22 basis points compared to First Half 2010. Much of the improvement has been due to the maturity of lower spread fixed rate mortgages and customer preference for floating rate mortgages. Business lending has also continued to be repriced. These movements more than offset the continuing rise in wholesale funding costs.

Lending increased 2% compared to First Half 2010 predominantly due to a 3% rise in mortgage lending, which was ahead of the banking system.

Deposits increased $1.6 billion compared to First Half 2010, fully supporting loan growth. New Zealand remained well funded, with a Customer Deposit to loan ratio of 63.5%.

Supporting this performance has been a significant upgrade to the network over recent years. These changes have included opening branches with more customer orientated designs and 24/7 banking technology and improving the sales and service capability of the network.

Non-interest income increased 7% compared to First Half 2010 with much of the rise due to a positive contribution from mortgage funds. Fees were also higher compared to the First Half 2010, mostly from rises in credit related fees.

Operating expenses were 4% higher compared to First Half 2010, primarily reflecting the prior period investment in front line resources.

Impairment charges were down significantly to $137 million, a fall of $71 million or 34% when compared to First Half 2010, despite the increased provisions associated with the second earthquake in Christchurch. Whilst the recovery in New Zealand has been relatively modest, the economy has improved in recent halves and resulted in a $20 million release in the economic overlay related to the New Zealand economy. In aggregate, overlays associated with New Zealand increased $23 million in First Half 2011.

The lower total impairment charge was primarily due to improvements in the quality of the book, including a reduction in new stress, and this has led to a reduction in collective provisions. The ratio of stressed assets to total committed exposures in New Zealand has fallen by three quarters of a percentage point between 31 March 2010 and 31 March 2011.

Costs associated with the earthquakes have impacted Cash Earnings by around $40 million in First Half 2011. These costs have included:

■      Direct financial support to the relief effort in Christchurch. This includes donations, and additional resources to support customers and employees; and

■      Higher impairment charges of $56 million, most of which relate to an increased economic overlay provision associated with the earthquakes for estimated losses.

In addition to the direct financial impact, the earthquakes have also impacted confidence in the region and have delayed the recovery of New Zealand’s economy. In March 2011, the Reserve Bank of New Zealand reduced the official cash rate by 50 basis points to assist in supporting the recovery effort.

First Half 2011 – Second Half 2010

Features:

■      Cash Earnings increased 7% despite absorbing the impact of the second earthquake in Christchurch

■      Profit before impairment charges and income tax expense up 3%, supported by a 4% rise in net interest income from improved margins

Cash Earnings for First Half 2011 increased $13 million, or 7% compared to Second Half 2010.

Net interest income increased by 4% compared to Second Half 2010, with most of the increase due to improving interest margins. Loan growth between Second Half 2010 and First Half 2011 was relatively flat, with mortgage lending up $0.3 billion (representing 1.3 times banking system1) while business lending eased by $0.3 billion. Deposits increased $1.1 billion, which more than fully supported loan growth.

Interest margins increased 13 basis points from the roll-over of fixed rate loans and customer preference for floating rate mortgages. This was partly offset by tighter deposit spreads.

Non-interest income was little changed, up $1 million, reflecting higher transaction fees.

Operating expenses were 3% higher compared to Second Half 2010 due in part to higher employee costs and an increase in the Goods and Service Tax rate, rising from 12.5% to 15%, effective from 1 October 2010.

Impairment charges were down $2 million despite including the collective provision associated with the Christchurch earthquake. Following these changes, provisioning cover has increased.

1 Source: Reserve Bank of New Zealand (RBNZ).

Divisional Results (continued)

4.6.1 New Zealand Division Performance (A$ equivalent)

New Zealand Banking comprises our New Zealand retail banking operations and wealth management businesses including our New Zealand Life business and BT New Zealand.  New Zealand income statement information for the First Half 2011, Second Half 2010 and First Half 2010 have been converted to Australian dollars (A$) at the actual average exchange rates each month, the average rates for the reporting periods are: 1.3164; 1.2598; and 1.2619 respectively. New Zealand balance sheet information for the First Half 2011, Second Half 2010 and First Half 2010 have been converted to Australian dollars (A$) at the spot exchange rates of 1.3586, 1.3145 and 1.2897 for  31 March 2011, 30 September 2010 and 31 March 2010, respectively.

				% Mov’t	% Mov’t
A$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Net interest income	486	492	465	(1)	5
Non-interest income	136	143	134	(5)	1
Net operating income before operating expenses and impairment charges	622	635	599	(2)	4
Operating expenses	(292)	(298)	(294)	2	1

Profit before impairment charges and income tax expense	330	337	305	(2)	8
Impairment charges	(105)	(110)	(166)	5	37
Operating profit before tax	225	227	139	(1)	62
Tax and non-controlling interests	(66)	(69)	(39)	4	(69)
Cash Earnings	159	158	100	1	59
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	159	158	100	1	59

Expense to income ratio (%) (Cash Earnings Basis)	46.9%	46.9%	49.1%	-	220bps

	$bn	$bn	$bn
Deposits	23.3	23.2	23.2	-	-
Net loans	36.7	37.9	38.0	(3)	(3)
Total assets	37.7	39.0	39.1	(3)	(4)
Funds under management	1.8	1.7	1.7	6	6

Divisional Results (continued)

4.7    Pacific Banking

Pacific Banking provides banking services for retail and business customers throughout the South Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11

Net interest income	58	61	56	(5)	4
Non-interest income	48	46	40	4	20

Net operating income before operating expenses and impairment charges	106	107	96	(1)	10
Operating expenses	(40)	(39)	(39)	(3)	(3)

Profit before impairment charges and income tax expense	66	68	57	(3)	16
Impairment charges	(7)	3	(4)	large	(75)
Operating profit before tax	59	71	53	(17)	11
Tax and non-controlling interests	(20)	(24)	(19)	17	(5)
Cash Earnings	39	47	34	(17)	15
Less: Cash Earnings adjustments	-	-	-	-	-

Net profit after tax	39	47	34	(17)	15

Expense to income ratio	37.7%	36.4%	40.6%	(130bps)	290bps

	$bn	$bn	$bn
Deposits	1.9	1.9	1.8	-	6
Total assets	2.3	2.4	2.2	(4)	5

Financial Performance

First Half 2011 — First Half 2010

Features:

■      Cash Earnings increased by 15%, to $39 million, driven by higher lending in PNG and improved markets income in Fiji and PNG, partially offset by higher impairment charges and a $3 million FX translation impact

■      Profit before impairment charges and income tax expense increased 16%, with a 10% uplift in operating income and 3% operating expense growth

Cash Earnings for Pacific Banking were up $5 million, or 15% compared to First Half 2010, to $39 million as the business benefited from an improving environment across the region, particularly in PNG. The strong A$ reduced earnings by $3 million in First Half 2011 when compared to First Half 2010.

Over the 12 months to 31 March 2011, loans grew 6% in local currencies, primarily in PNG. However, this translated to a flat outcome when reported in A$. Nevertheless, net interest income grew 4% (9% in local currencies), with improved margins supported by solid deposit growth, which improved the liability mix.

Non-interest income increased to $48 million, up 20% compared to First Half 2010 (28% before FX translation), predominantly from improved foreign exchange earnings in Fiji and PNG. The foreign exchange business benefited from higher turnover and improved margins.

Operating expenses were 3% higher when compared to First Half 2010 (up 8% before FX translation), primarily due to increases in personnel costs.

Impairment charges were up $3 million, or 75% compared to First Half 2010, primarily due to the downgrade of two larger stressed exposures in First Half 2011.

Divisional Results (continued)

First Half 2011 — Second Half 2010

Features:

■      Cash Earnings decreased by 17% to $39 million, with a small increase in foreign exchange earnings offset by lower lending, a reduction in margins and a $10 million increase in impairment charges

Cash Earnings for First Half 2011 decreased $8 million, or 17% compared to Second Half 2010. Excluding FX translation impacts, Cash Earnings were down 11%.

Net interest income declined 5% compared to Second Half 2010, with most of the decline due to FX translation impacts from a strengthening A$. In local currencies lending was up modestly although this growth was offset by slightly lower margins. Deposit growth remained strong at 7% in local currencies, flat in A$ terms with most growth recorded in PNG and the Solomon Islands.

Non-interest income was up 4% compared to Second Half 2010, due to improved foreign exchange earnings.

Operating expenses were 3% higher compared to Second Half 2010 driven by higher personnel costs.

Impairment charges at $7 million were $10 million higher compared to Second Half 2010. In Second Half 2010 the division recorded a positive contribution from impairment charges due to the write-back of some provisions.

Divisional Results (continued)

4.8    Group Businesses

This segment comprises:

■                   Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments (such as hedge results associated with hedging our New Zealand earnings), earnings from non core asset sales and certain other head office items such as centrally raised provisions;

■                   Group Treasury, whose primary focus is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth; and

■                   Structured Finance continues to be wound down. Structured Finance transactions were typically high yielding asset transactions or liability transactions which raised low cost funds on Westpac’s behalf.

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11

Net interest income	421	429	519¹	(2)	(19)
Non-interest income	100	31	81	large	23
Net operating income before operating expenses and impairment charges[1]	521	460	600	13	(13)
Operating expenses	(44)	(70)	(41)	37	(7)

Profit before impairment charges and income tax expense	477	390	559	22	(15)
Impairment charges	83	54	2	54	large
Operating profit before tax	560	444	561	26	-
Tax and non-controlling interests	(184)	(172)	(199)	(7)	8
Cash Earnings	376	272	362	38	4
Less: Cash Earnings adjustments	865	615	(2)	41	large
Net profit after tax	1,241	887	360	40	large

Group Treasury				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11

Net interest income	301	325	419	(7)	(28)
Non-interest income	3	2	10	50	(70)
Net operating income before operating expenses and impairment charges	304	327	429	(7)	(29)

Cash Earnings	193	211	273	(9)	(29)
Less: Cash Earnings adjustments	(76)	(27)	(20)	(181)	large
Net profit after tax	117	184	253	(36)	(54)

Structured Finance				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11

Cash Earnings / Net Profit after tax	-	10	7	(100)	(100)

	$bn	$bn	$bn

Net loans	-	-	-	-	-
Total assets	0.2	0.6	1.1	(67)	(82)

1	First Half 2010 net operating income will not agree to previously reported results by $(48) million, as the impact of fair value adjustments relating to the St.George merger have been removed.

Divisional Results (continued)

Financial Performance

First Half 2011 — First Half 2010

Features:

■      Reduction of $125 million in Net operating income before operating expenses and impairment charges in Group Treasury

■      Reduction in the economic overlay impairment provision

Cash Earnings increased $14 million compared to First Half 2010.

Net operating income before operating expenses and impairment charges reduced by $79 million or 13% as Group Treasury income reduced by $125 million. Net operating income in Treasury was lower as revenue from management of interest rate positions reduced. This was partially offset by the profit on the sale of shares in Visa Inc. during First Half 2011 of $45 million.

Operating expense increases reflected project spend related to transferring operations from the New Zealand branch to Westpac New Zealand Limited.

Impairment charges were lower by $81 million. A $119 million reduction in economic overlay, as economic conditions in Australia improved, was partially offset by a $36 million economic overlay provision for the Australian floods.

First Half 2011 — Second Half 2010 Features: ■ Net operating income before operating expenses and impairment charges increased 13% ■ Reduction in the economic overlay impairment provision

Cash Earnings increased by $104 million compared to Second Half 2010.

Net operating income before operating expenses and impairment charges increased by 13% as higher returns on capital ($24 million), higher Research and Development tax rebates ($23 million), and the profit on sale of Visa Inc. shares ($45 million) were partially offset by lower Group Treasury net operating income ($23 million).

Operating expenses reduced following lower technology spend, while Second Half 2010 also included a one-off $20 million contribution to the Westpac Foundation, which was not repeated.

Impairment charges were lower by $29 million as the net impact of changes in the economic overlay impairment provision in First Half 2011 was $83 million compared to $57 million in Second Half 2010.

Group Treasury Value at Risk (VaR)

An increase in average daily VaR from $25.4 million for Second Half 2010 to $28 million for First Half 2011, primarily reflects increases in exposure to short dated A$ interest rate risk.

Reported Financial Information

5.0    First Half 2011 Reported Financial Information (Unaudited)

Reported Financial Information (continued)

5.1    Consolidated Income Statement (unaudited)

					% Mov’t	% Mov’t
$m	Note	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Interest income	3	18,740	18,018	16,133	4	16
Interest expense	3	(12,895)	(12,189)	(10,120)	(6)	(27)
Net interest income		5,845	5,829	6,013	-	(3)
Non-interest income	4	2,502	2,500	2,568	-	(3)
Net operating income before operating expenses and impairment charges		8,347	8,329	8,581	-	(3)
Operating expenses	5	(3,653)	(3,724)	(3,692)	2	1
Impairment charges on loans	11	(463)	(577)	(879)	20	47
Profit before income tax		4,231	4,028	4,010	5	6
Income tax expense	7	(235)	(523)	(1,103)	55	79
Net profit for the period		3,996	3,505	2,907	14	37
Profit attributable to non-controlling interests		(35)	(34)	(32)	(3)	(9)
Net profit attributable to owners of Westpac Banking Corporation		3,961	3,471	2,875	14	38

Reported Financial Information (continued)

5.2    Consolidated Balance Sheet (unaudited)

		As at	As at	As at	% Mov’t	% Mov’t
$m	Note	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Assets
Cash and balances with central banks		4,781	4,464	4,319	7	11
Receivables due from other financial institutions		8,981	12,588	9,642	(29)	(7)
Derivative financial instruments	19	31,555	36,102	26,482	(13)	19
Trading securities		44,894	40,011	43,418	12	3
Other financial assets designated at fair value		2,548	3,464	3,227	(26)	(21)
Available-for-sale securities		13,791	12,124	7,375	14	87
Loans - housing and personal	10	340,772	333,971	324,154	2	5
Loans - business	10	143,435	143,684	150,490	-	(5)
Life insurance assets		9,586	12,310	12,393	(22)	(23)
Regulatory deposits with central banks overseas		1,281	1,322	1,327	(3)	(3)
Deferred tax assets		2,863	2,290	1,831	25	56
Goodwill and other intangible assets[1]		11,595	11,504	11,420	1	2
Property, plant and equipment		1,090	1,010	881	8	24
Other assets		4,786	3,433	3,816	39	25
Total assets		621,958	618,277	600,775	1	4

Liabilities
Payables due to other financial institutions		12,873	8,898	8,299	45	55
Deposits	17	342,498	337,385	335,313	2	2
Derivative financial instruments	19	35,258	44,039	29,830	(20)	18
Trading liabilities and other financial liabilities designated at fair value		7,700	4,850	6,362	59	21
Debt issues		153,179	150,336	150,592	2	2
Acceptances		418	635	1,082	(34)	(61)
Current tax liabilities		436	302	731	44	(40)
Deferred tax liabilities		32	24	38	33	(16)
Life insurance liabilities		8,723	11,560	11,761	(25)	(26)
Provisions		1,433	1,726	1,495	(17)	(4)
Other liabilities		9,039	8,772	7,171	3	26
Total liabilities excluding loan capital		571,589	568,527	552,674	1	3

Loan capital
Subordinated bonds, notes and debentures		5,387	6,679	6,725	(19)	(20)
Subordinated perpetual notes		378	404	426	(6)	(11)
Trust Preferred Securities		557	624	617	(11)	(10)
Westpac SPS		1,028	1,026	1,025	-	-
Westpac SPS II		900	899	898	-	-
Total loan capital		8,250	9,632	9,691	(14)	(15)
Total liabilities		579,839	578,159	562,365	-	3
Net assets		42,119	40,118	38,410	5	10

Shareholders’ equity
Share capital:
Ordinary share capital		24,998	24,686	24,414	1	2
Treasury shares and RSP treasury shares		(186)	(190)	(188)	2	1
Reserves		(142)	(57)	(102)	(149)	(39)
Retained profits		15,526	13,750	12,353	13	26
Total equity attributable to owners of Westpac Banking Corporation		40,196	38,189	36,477	5	10

Non-controlling interests
Trust preferred securities 2003 (TPS 2003)		1,137	1,137	1,137	-	-
Trust preferred securities 2006 (TPS 2006)		755	755	755	-	-
Other		31	37	41	(16)	(24)
Total non-controlling interests		1,923	1,929	1,933	-	(1)
Total shareholders’ equity and non-controlling interests		42,119	40,118	38,410	5	10

1 Goodwill and other intangible assets included $1,038 million in capitalised software costs ($832 million at 30 September 2010 and $634 million at 31 March 2010), with an average amortisation period of approximately three years.

Reported Financial Information (continued)

5.3    Consolidated Cash Flow Statement (unaudited)

					% Mov’t	% Mov’t
$m	Note	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Cash flows from operating activities
Interest received		18,555	17,639	15,586	5	19
Interest paid		(12,737)	(11,687)	(9,167)	(9)	(39)
Dividends received excluding life business		8	16	9	(50)	(11)
Other non-interest income received		2,279	1,771	2,014	29	13
Operating expenses paid		(2,930)	(2,757)	(3,279)	(6)	11
Net (increase)/decrease in trading and fair value assets		(4,944)	2,783	(964)	large	large
Net increase/(decrease) in trading and fair value liabilities		2,888	(1,517)	(4,419)	large	165
Net (decrease)/increase in derivative financial instruments		(10,365)	1,409	(3,827)	large	(171)
Income tax paid excluding life business		(808)	(1,464)	(2,073)	45	61
Life business:
Receipts from policyholders and customers		1,469	1,336	1,127	10	30
Interest and other items of similar nature		13	5	19	160	(32)
Dividends received		147	266	183	(45)	(20)
Payments to policyholders and suppliers		(1,151)	(1,156)	(1,319)	-	13
Income tax paid		(36)	108	(174)	(133)	79
Net cash (used in)/provided by operating activities	20	(7,612)	6,752	(6,284)	large	(21)
Cash flows from investing activities
Proceeds from available-for-sale securities		1,743	2,345	735	(26)	137
Purchase of available-for-sale securities		(3,378)	(6,545)	(6,417)	48	47
Net (increase)/decrease in:
Receivables due from other financial institutions		3,212	(3,387)	57	195	large
Loans		(8,800)	(4,682)	(15,001)	(88)	41
Life insurance assets		(368)	(377)	10	2	large
Regulatory deposits with central banks overseas		(42)	(85)	(600)	51	93
Other assets		(1,288)	106	424	large	large
Purchase of computer software		(331)	(364)	(144)	9	(130)
Purchase of property, plant and equipment		(207)	(265)	(101)	22	(105)
Proceeds from disposal of property, plant and equipment		6	33	-	(82)	-
Net cash used in investing activities		(9,453)	(13,221)	(21,037)	29	55
Cash flows from financing activities
Redemption of loan capital		(1,104)	(84)	(1,141)	large	3
Proceeds from exercise of employee options		9	12	36	(25)	(75)
Purchase of shares on exercise of employee options and rights		-	-	(5)	-	100
Net increase/(decrease) in:
Payables due to other financial institutions		4,320	283	(689)	large	large
Deposits		7,722	4,006	8,373	93	(8)
Debt issues and acceptances		9,285	3,469	24,197	168	(62)
Other liabilities and provisions		(853)	716	(1,247)	large	32
Purchase of treasury shares		-	(7)	(6)	100	100
Sale of treasury shares		4	-	7	-	(43)
Payment of dividends		(1,906)	(1,667)	(1,066)	(14)	(79)
Payment of distributions to non-controlling interests		(41)	(40)	(36)	(3)	(14)
Net cash provided by financing activities		17,436	6,688	28,423	161	(39)
Net increase in cash and cash equivalents		371	219	1,102	69	(66)
Effect of exchange rate changes on cash and cash equivalents		(54)	(74)	(55)	27	2
Cash and cash equivalents as at the beginning of the period		4,464	4,319	3,272	3	36
Cash and cash equivalents as at the end of the period		4,781	4,464	4,319	7	11

Reported Financial Information (continued)

5.4    Consolidated Statement of Comprehensive Income (unaudited)

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Net profit for the period	3,996	3,505	2,907	14	37
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	(12)	(4)	96	(200)	(113)
Transferred to income statement	(55)	(1)	-	large	-
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(11)	82	(186)	(113)	94
Transferred to income statement	-	1	(3)	(100)	100
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	24	(142)	43	117	(44)
Exchange differences on translation of foreign operations	(124)	(51)	(71)	(143)	(75)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	19	(2)	(26)	large	173
Cash flow hedging reserve	(1)	(20)	56	95	(102)
Foreign currency translation reserve	28	(3)	9	large	large
Other comprehensive income for the period (net of tax)	(132)	(140)	(82)	6	(61)
Total comprehensive income for the period	3,864	3,365	2,825	15	37
Attributable to:
Owners of Westpac Banking Corporation	3,829	3,331	2,793	15	37
Non-controlling interests	35	34	32	3	9
Total comprehensive income for the period	3,864	3,365	2,825	15	37

Reported Financial Information (continued)

5.5       Consolidated Statement of Changes in Equity (unaudited)

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Share capital
Balance as at beginning of period	24,496	24,226	23,496	1	4
Shares issued:
Under dividend reinvestment plan	303	265	696	14	(56)
Under option and share right schemes	9	7	37	29	(76)
Shares purchased for delivery upon exercise of options and share rights (net of tax)	-	-	(3)	-	100
Disposal/(acquisition) of treasury shares	4	(2)	-	large	-
Balance as at period end	24,812	24,496	24,226	1	2

Available-for-sale securities reserve
Balance as at beginning of period	131	143	66	(8)	98
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(12)	(4)	96	(200)	(113)
Exchange differences	1	(5)	7	120	(86)
Income tax effect	3	(5)	(26)	160	112
Transferred to income statements	(55)	(1)	-	large	-
Income tax effect	16	3	-	large	-
Balance as at period end	84	131	143	(36)	(41)
Share based payment reserve
Balance as at beginning of period	540	492	420	10	29
Current period movement due to transactions with employees	70	48	72	46	(3)
Balance as at period end	610	540	492	13	24
Cash flow hedging reserve
Balance as at beginning of period	(441)	(504)	(371)	13	(19)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(11)	82	(186)	(113)	94
Income tax effect	(1)	(20)	55	95	(102)
Transferred to income statements	-	1	(3)	(100)	100
Income tax effect	-	-	1	-	(100)
Balance as at period end	(453)	(441)	(504)	(3)	10
Foreign currency translation reserve
Balance as at beginning of period	(287)	(233)	(171)	(23)	(68)
Current period movement due to changes in other comprehensive income:
Foreign currency translation adjustment	(124)	(51)	(71)	(143)	(75)
Tax on foreign currency translation adjustment	28	(3)	9	large	large
Balance as at period end	(383)	(287)	(233)	(33)	(64)
Total reserves	(142)	(57)	(102)	(149)	(39)
Movements in retained profits were as follows
Balance as at beginning of period	13,750	12,353	11,197	11	23

Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	24	(142)	43	117	(44)
Profit attributable to owners of Westpac Banking Corporation	3,961	3,471	2,875	14	38
Transactions with owners:
Final dividend	(2,209)	-	(1,762)	-	(25)
Interim dividend	-	(1,932)	-	100	-
Balance as at period end	15,526	13,750	12,353	13	26
Total comprehensive income attributable to non-controlling interests	35	34	32	3	9
Total comprehensive income attributable to owners of Westpac Banking Corporation	3,829	3,331	2,793	15	37
Total comprehensive income for the period	3,864	3,365	2,825	15	37

Reported Financial Information (continued)

5.6         Notes to First Half 2011 Reported Financial Information (unaudited)

Note 1.  Basis of preparation of financial information

The accounting policies and methods of computation adopted in this profit announcement are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted and are in accordance with current Australian Accounting Standards, which include the Australian equivalents to International Financial Reporting Standards (A-IFRS). The accounting policies and methods of computation adopted in the previous financial year were in accordance with the Australian equivalents to International Financial Reporting Standards. Where necessary, comparative figures have been adjusted to conform with changes in the current period. All amounts have been rounded to the nearest million dollars unless otherwise stated.

Reported Financial Information (continued)

Note 2. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2011			30 September 2010			31 March 2010
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	9,982	104	2.1%	10,525	134	2.5%	9,054	100	2.2%
Trading securities	44,286	1,108	5.0%	42,306	965	4.6%	50,092	1,070	4.3%
Available-for-sale securities	12,097	351	5.8%	9,722	277	5.7%	2,889	91	6.3%
Other financial assets designated at fair value	1,376	36	5.2%	1,352	39	5.8%	1,313	25	3.8%
Regulatory deposits	1,281	5	0.8%	1,510	2	0.3%	1,215	2	0.3%
Loans and other receivables	472,195	17,136	7.3%	473,007	16,601	7.0%	466,978	14,845	6.4%
Total interest earning assets and interest income	541,217	18,740	6.9%	538,422	18,018	6.7%	531,541	16,133	6.1%

Non-interest earning assets

Cash, receivables due from other financial institutions and regulatory deposits	1,273			1,233			960
Life insurance assets	12,573			12,179			12,335
All other assets[1]	65,597			61,485			57,167
Total non-interest earning assets	79,443			74,897			70,462
Total assets	620,660			613,319			602,003

	Half Year			Half Year			Half Year
	31 March 2011			30 September 2010			31 March 2010
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	328,711	7,336	4.5%	324,874	6,893	4.2%	320,193	5,657	3.5%
Payables due to other financial institutions	7,415	96	2.6%	6,286	79	2.5%	9,621	72	1.5%
Loan capital	8,546	228	5.4%	9,887	272	5.5%	10,648	273	5.1%
Other interest bearing liabilities[2]	160,804	5,235	6.5%	162,235	4,945	6.1%	160,185	4,118	5.1%

Total interest bearing liabilities and interest expense	505,476	12,895	5.1%	503,282	12,189	4.8%	500,647	10,120	4.0%

Non-interest bearing liabilities

Deposits and payables due to other financial institutions	16,053			14,979			14,357
Life insurance policy liabilities	11,766			11,486			11,520
All other liabilities[3]	46,833			44,773			37,584
Total non-interest bearing liabilities	74,652			71,238			63,461
Total liabilities	580,128			574,520			564,108
Shareholders’ equity	38,609			36,885			35,981
Non-controlling interests	1,923			1,914			1,914
Total equity	40,532			38,799			37,895
Total liabilities and equity	620,660			613,319			602,003

1 Includes property, plant and equipment, goodwill and intangibles, derivative financial instruments, other assets and deferred tax assets.

2 Includes net impact of Group Treasury balance sheet management activities.

3 Includes provisions for current and deferred income tax and derivative financial instruments.

Reported Financial Information (continued)

Note 2. Average balance sheet and interest rates (continued)

	Half Year			Half Year			Half Year
	31 March 2011			30 September 2010			31 March 2010
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables
Australia	422,938	15,575	7.4%	422,450	14,894	7.0%	415,830	13,283	6.4%
New Zealand	44,194	1,457	6.6%	45,807	1,586	6.9%	45,164	1,467	6.5%
Other overseas	5,063	104	4.1%	4,750	90	3.8%	5,984	95	3.2%

Deposits
Australia	276,831	6,654	4.8%	270,357	6,217	4.6%	270,740	5,076	3.8%
New Zealand	27,688	560	4.1%	28,135	554	3.9%	27,364	463	3.4%
Other overseas	24,192	122	1.0%	26,382	122	0.9%	22,089	118	1.1%

Reported Financial Information (continued)

Note 3. Net interest income

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Interest income
Cash	37	26	34	42	9
Loans	17,090	16,571	14,806	3	15
Receivables due from other financial institutions	104	134	100	(22)	4
Available-for-sale securities	351	277	91	27	large
Regulatory deposits with central banks overseas	5	2	2	150	150
Trading securities	1,108	965	1,070	15	4
Net ineffectiveness on qualifying hedges	8	(3)	4	large	100
Other financial assets designated at fair value	36	39	25	(8)	44
Other interest income	1	7	1	(86)	-
Total interest income	18,740	18,018	16,133	4	16

Interest expense
At call and term deposits	(6,325)	(5,882)	(4,813)	(8)	(31)
Certificates of deposit	(1,011)	(1,011)	(844)	-	(20)
Payables due to other financial institutions	(96)	(79)	(72)	(22)	(33)
Debt issues and acceptances	(2,279)	(2,365)	(2,174)	4	(5)
Loan capital	(228)	(272)	(273)	16	16
Trading liabilities	(2,794)	(2,180)	(1,234)	(28)	(126)
Other financial liabilities designated at fair value	(13)	(12)	(7)	(8)	(86)
Other interest expense	(149)	(388)	(703)	62	79
Total interest expense	(12,895)	(12,189)	(10,120)	(6)	(27)
Net interest income	5,845	5,829	6,013	-	(3)

Reported Financial Information (continued)

Note 4. Non-interest income

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Fees and commissions
Facility Fees	536	530	502	1	7
Transaction fees and commissions	604	566	587	7	3
Other non-risk fee income	143	135	149	6	(4)
Total fees and commissions	1,283	1,231	1,238	4	4

Wealth management and insurance income
Life insurance and funds management net operating income	734	727	667	1	10
General insurance and Lenders mortgage insurance premiums less claims incurred	62	83	83	(25)	(25)
Total wealth management and insurance income	796	810	750	(2)	6

Trading income[1]
Foreign exchange income	155	238	224	(35)	(31)
Other trading securities	149	99	236	51	(37)
Total trading income	304	337	460	(10)	(34)

Other income
Dividends received	8	16	9	(50)	(11)
Rental income	1	3	3	(67)	(67)
Net gain/(loss) on ineffective hedges	(3)	-	10	-	(130)
Hedging overseas operations	35	12	17	192	106
Net gain/(loss) on derivatives held for risk management purposes[2]	(25)	23	4	large	large
Gain/(loss) on disposal of assets	45	21	25	114	80
Net gain/(loss) on financial instruments designated at fair value	16	12	29	33	(45)
Other	42	35	23	20	83
Total other income	119	122	120	(2)	(1)
Total non-interest income	2,502	2,500	2,568	-	(3)

1 Trading income primarily includes earnings from our WIB markets, Pacific Banking businesses and our Treasury foreign exchange operations in Australia and New Zealand.

2 Income from derivatives held for risk management purposes primarily comprises net gains/losses on realised and unrealised hedges on New Zealand future retail earnings and net gains/losses on the hedge of our 2003 Trust Preferred Security.

Reported Financial Information (continued)

Note 5. Operating expenses

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Salaries and other staff expenses
Salaries and wages	1,494	1,523	1,529	2	2
Other staff expenses	466	427	455	(9)	(2)
Restructuring costs	52	32	24	(63)	(117)
Total salaries and other staff expenses	2,012	1,982	2,008	(2)	-

Equipment and occupancy expenses
Operating lease rentals	252	244	238	(3)	(6)
Depreciation, amortisation and impairment:
Premises	8	7	10	(14)	20
Leasehold improvements	39	33	29	(18)	(34)
Furniture and equipment	31	31	30	-	(3)
Technology	38	34	32	(12)	(19)
Software	121	166	134	27	10
Equipment repairs and maintenance	35	37	38	5	8
Electricity, water and rates	6	6	5	-	(20)
Land tax	3	3	2	-	(50)
Other	2	1	2	(100)	-
Total equipment and occupancy expenses	535	562	520	5	(3)

Other expenses
Amortisation of deferred expenditure	2	5	1	60	(100)
Amortisation of intangible assets	104	104	104	-	-
Non-lending losses	20	21	17	5	(18)
Purchased services:
Technology and information services	122	156	124	22	2
Legal	10	13	20	23	50
Other professional services	210	230	253	9	17
Credit card loyalty programmes	67	57	60	(18)	(12)
Stationery	38	42	41	10	7
Postage and freight	71	72	67	1	(6)
Outsourcing costs	305	280	303	(9)	(1)
Insurance	8	12	9	33	11
Advertising	75	83	79	10	5
Training	12	19	10	37	(20)
Travel	36	38	35	5	(3)
Other expenses	26	48	41	46	37
Total other expenses	1,106	1,180	1,164	6	5
Total operating expenses	3,653	3,724	3,692	2	1

Reported Financial Information (continued)

Note 6. Deferred expenses and capitalised software

$m	As at 31 March 2011	As at 30 Sept 2010	As at 31 March 2010	% Mov’t Sept 10- Mar 11	% Mov’t Mar 10- Mar 11
Capitalised software	1,038	832	634	25	64
Deferred acquisition costs	149	177	180	(16)	(17)
Other	9	12	20	(25)	(55)

Note 7. Income tax

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
The income tax expense for the period is reconciled to the profit before income tax as follows
Profit before income tax	4,231	4,028	4,010	5	6
Prima facie income tax based on the Australian company tax rate of 30%	1,269	1,208	1,203	(5)	(5)
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate[1]	2	6	-	(67)	-
Rebateable and exempt dividends	-	-	(5)	-	100
Life insurance:
Tax adjustment on policy holders earnings[2]	(5)	(3)	(5)	(67)	-
Adjustment for life business tax rates	1	(10)	1	110	-
Other non-assessable items	(26)	(12)	(14)	(117)	(86)
Other non-deductible items	22	23	13	(4)	69
Adjustment for overseas tax rates	3	(1)	2	large	50
Income tax (over)/under provided in prior years	(12)	(7)	3	(71)	large
St.George tax consolidation adjustment[3]	(1,110)	(685)	-	(62)	-
Other items	91	4	(95)	large	196
Total income tax expense in the income statement	235	523	1,103	55	79
Average effective income tax rate	5.6%	13.0%	27.5%	large	large
Effective tax rate (excluding life company accounting)	5.7%	13.1%	27.6%	large	large

St.George tax consolidation adjustment

Following the redemption of St.George’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 financial years was only finalised and the approach agreed with the ATO in October 2010. The approach for the 2011 financial year and following years has now been finalised with the ATO.

A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value. With the tax consolidation impacts for the 2011 financial year and following years now complete, it has been determined that tax is not required to be paid on the increase in the value of derivative contracts that mature after the 2010 financial year. This value totalled $3,700 million, and accordingly income tax expense has been reduced by $1,110 million. The impact will be realised evenly over the 2011 to 2014 financial years. Therefore, current tax liability for the 2011 financial year has been reduced by $278 million and a deferred tax asset of $832 million has been recorded. This is in addition to the assessed tax treatment for the 2009 and 2010 financial years, which resulted in a reduction in income tax expense and current tax liability of $685 million in the half year ended 30 September 2010.

1 The company tax rate in New Zealand will reduce from 30% to 28% for the Group from 1 October 2011. The impact of the change in the income tax rate has been taken into account in the measurement of deferred tax at the end of the reporting period.

2 In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Contracts, our tax expense for First Half 2011 includes a $7 million tax credit on policyholders’ investment earnings ($5 million tax credit for Second Half 2010 and $7 million tax credit for First Half 2010) of which $2 million is a prima facie tax benefit, ($2 million prima facie tax benefit for Second Half 2010 and First Half 2010) and the balance of $5 million ($3 million for Second Half 2010 and $5 million for First Half 2010) is shown here.

3 This includes the impact of the finalisation of the tax consolidation related to the merger with St.George.

Reported Financial Information (continued)

Note 8. Dividends

	Half Year March 11	Half Year Sept 10	Half Year March 10
Ordinary dividend (cents per share)
Interim (fully franked)	76	-	65
Final (fully franked) - determined dividend	-	74	-
	76	74	65
Total dividends paid ($m)
Ordinary dividends paid	2,209	1,932	1,762
	2,209	1,932	1,762

Ordinary dividend payout ratio	57.4%	63.4%	66.7%

The Group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 3.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2011 Interim dividend only. Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must complete and return a DRP election form to Westpac’s share registry by 5.00pm (Sydney time) on 20 May 2011.

Reported Financial Information (continued)

Note 9. Earnings per ordinary share

				% Mov’t	% Mov’t
	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Earnings per ordinary share (cents)
Basic	132.5	116.7	97.5	14	36
Fully diluted	128.0	112.8	95.0	13	35
Weighted average number of fully paid ordinary shares (millions)
Basic	2,987	2,971	2,947	1	1
Fully diluted	3,143	3,131	3,086	-	2

	Half Year March 11	Half Year Sept 10	Half Year March 10
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	2,989	2,976	2,941
Number of shares issued under the Dividend Reinvestment Plan (DRP)	14	12	29
Number of shares issued under the Employee Share Plan (ESP)	1	-	1
Number of shares issued under option and share right schemes	5	1	5
Closing balance	3,009	2,989	2,976

Reported Financial Information (continued)

Note 9. Earnings per ordinary share (continued)

	Half Year		Half Year		Half Year
	31 March 2011		30 Sept 2010		31 March 2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	3,996	3,996	3,505	3,505	2,907	2,907
Net profit attributable to non-controlling interests	(35)	(35)	(34)	(34)	(32)	(32)
Distribution on RSP treasury shares[1]	(3)	-	(3)	-	(3)	-
2004 TPS distributions	-	9	-	9	-	11
2007 convertible notes distributions	-	15	-	15	-	12
Westpac SPS distributions	-	19	-	17	-	16
Westpac SPS II distributions	-	19	-	19	-	17
Earnings	3,958	4,023	3,468	3,531	2,872	2,931

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,000	3,000	2,983	2,983	2,960	2,960
Effect of own shares held	(13)	(13)	(12)	(12)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	6	-	9	-	8
Conversion of 2004 TPS	-	22	-	23	-	21
Conversion of 2007 convertible notes	-	44	-	44	-	38
Conversion of Westpac SPS	-	45	-	45	-	38
Conversion of Westpac SPS II	-	39	-	39	-	34
Total weighted average number of ordinary shares	2,987	3,143	2,971	3,131	2,947	3,086
Earnings per ordinary share (cents)	132.5	128.0	116.7	112.8	97.5	95.0

1       While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

Reported Financial Information (continued)

Note 10. Loans

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Loans are classified based on the location of the lending office:
Australia
Overdrafts	3,590	3,550	3,770	1	(5)
Credit card outstandings	9,714	9,596	9,696	1	-
Overnight and at call money market loans	139	223	310	(38)	(55)
Acceptance of finance	40,077	43,672	46,149	(8)	(13)
Term loans:
Housing	259,614	251,954	241,585	3	7
Housing - line of credit	35,501	35,844	35,898	(1)	(1)
Total housing	295,115	287,798	277,483	3	6
Non-housing	82,080	78,278	81,090	5	1
Finance leases	4,837	5,029	5,301	(4)	(9)
Margin lending	3,406	3,521	3,996	(3)	(15)
Other	2,547	2,287	2,540	11	-
Total Australia	441,505	433,954	430,335	2	3

New Zealand
Overdrafts	927	926	1,040	-	(11)
Credit card outstandings	930	951	950	(2)	(2)
Overnight and at call money market loans	1,065	1,175	1,282	(9)	(17)
Term loans:
Housing	25,330	25,999	25,934	(3)	(2)
Non-housing	13,827	14,398	14,621	(4)	(5)
Other	320	336	345	(5)	(7)
Total New Zealand	42,399	43,785	44,172	(3)	(4)

Other Overseas
Overdrafts	167	159	175	5	(5)
Term loans:
Housing	936	959	967	(2)	(3)
Non-Housing	3,363	3,255	3,527	3	(5)
Finance leases	45	40	38	13	18
Other	407	214	363	90	12
Total Other Overseas	4,918	4,627	5,070	6	(3)

Total loans	488,822	482,366	479,577	1	2
Provision on loans	(4,615)	(4,711)	(4,933)	2	6
Total net loans[1]	484,207	477,655	474,644	1	2

1  Total net loans include securitised loans of $11,136 million at 31 March 2011 ($11,956 million at 30 September 2010 and $14,693 million at 31 March 2010). These securitised loans exclude loans securitised to the series 2008 – 1M WST Trust and Crusade Trust No.2P of 2008, as Westpac is the sole holder of all of the notes issued by these trusts, and loans held by a warehouse trust that is funded by Westpac.

Reported Financial Information (continued)

Note 11. Provisions for impairment charges

$m	Half Year March 11	Half Year Sept 10	Half Year March 10
Collectively assessed provisions
Balance at beginning of the period	3,439	3,697	3,506
New provisions raised	(43)	(36)	399
Write-offs	(337)	(352)	(315)
Discount unwind	139	140	136
Exchange rate and other adjustments	(10)	(10)	(29)
Closing balance	3,188	3,439	3,697

Individually assessed provisions
Balance at beginning of the period	1,622	1,576	1,228
New individually assessed provisions	766	860	637
Write-backs	(222)	(217)	(136)
Write-offs	(368)	(559)	(125)
Discount unwind	(20)	(26)	(17)
Exchange rate and other adjustments	2	(12)	(11)
Closing balance	1,780	1,622	1,576
Total provisions for impairment charges on loans and credit commitments	4,968	5,061	5,273
Less: provisions for credit commitments	(353)	(350)	(340)
Total provisions for impairment charges on loans	4,615	4,711	4,933

$m	Half Year March 11	Half Year Sept 10	Half Year March 10
Reconciliation of impairment charges
New individually assessed provisions	766	860	637
Write-backs	(222)	(217)	(136)
Recoveries	(38)	(30)	(21)
New collectively assessed provisions	(43)	(36)	399
Impairment charges	463	577	879

Reported Financial Information (continued)

Note 12. Impaired loans

	Australia			New Zealand			Other Overseas			Total

	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
$m	31 March 2011	30 Sept 2010	31 March 2010	31 March 2011	30 Sept 2010	31 March 2010	31 March 2011	30 Sept 2010	31 March 2010	31 March 2011	30 Sept 2010	31 March 2010
Non-Performing Loans:
Gross amount	3,542	3,456	3,247	765	691	578	97	93	174	4,404	4,240	3,999
Impairment provision	(1,458)	(1,359)	(1,395)	(320)	(281)	(190)	(44)	(37)	(71)	(1,822)	(1,677)	(1,656)
Net	2,084	2,097	1,852	445	410	388	53	56	103	2,582	2,563	2,343

Restructured loans:
Gross amount	42	25	64	-	-	-	100	107	5	142	132	69
Impairment provision	(15)	(12)	(26)	-	-	-	(18)	(20)	(1)	(33)	(32)	(27)
Net	27	13	38	-	-	-	82	87	4	109	100	42

Overdrafts, personal loans and revolving credit greater than 90 days:
Gross amount	215	197	206	14	15	20	1	1	1	230	213	227
Impairment provision	(151)	(141)	(149)	(9)	(13)	(17)	(1)	(1)	(1)	(161)	(155)	(167)
Net	64	56	57	5	2	3	-	-	-	69	58	60

Total Impaired loans:
Gross amount	3,799	3,678	3,517	779	706	598	198	201	180	4,776	4,585	4,295
Impairment provision	(1,624)	(1,512)	(1,570)	(329)	(294)	(207)	(63)	(58)	(73)	(2,016)	(1,864)	(1,850)
Net	2,175	2,166	1,947	450	412	391	135	143	107	2,760	2,721	2,445

Reported Financial Information (continued)

Note 13. Movement in gross impaired assets1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Balance as at beginning of period	4,585	4,295	3,770	7	22
New and increased	1,519	1,748	1,218	(13)	25
Write-offs	(705)	(911)	(440)	23	(60)
Returned to performing or repaid	(925)	(872)	(568)	(6)	(63)
Portfolio managed - new/increased/returned/repaid	337	352	315	(4)	7
Exchange rate and other adjustments	(35)	(27)	-	(30)	-
Balance as at period end	4,776	4,585	4,295	4	11

Note 14. Items past 90 days but well secured

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Australia
Housing products	1,461	1,086	816	35	79
Other products	1,899	1,857	1,418	2	34
Total Australia	3,360	2,943	2,234	14	50

New Zealand
Housing products	137	122	106	12	29
Other products	19	26	47	(27)	(60)
Other Overseas	42	52	58	(19)	(28)
Total Overseas	198	200	211	(1)	(6)
Total	3,558	3,143	2,445	13	46

Note 15. Impaired assets and provisioning ratios

	As at	As at	As at	% Mov’t	% Mov’t
	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Net impaired assets to equity and collectively assessed provisions	6.1%	6.2%	5.8%	10bps	(30bps)
Total impaired assets to gross loans	0.98%	0.95%	0.90%	(3bps)	(8bps)
Total impaired assets to equity and total provisions	10.1%	10.1%	9.8%	-	(30bps)
Total impairment provisions to total impaired assets	42.2%	40.7%	43.1%	150bps	(90bps)
Total provisions to gross loans	102bps	105bps	110bps	(3bps)	(8bps)
Collectively assessed provisions to performing non-housing loans[2]	182bps	196bps	201bps	(14bps)	(19bps)
Collectively assessed provisions to risk weighted assets	115bps	123bps	127bps	(8bps)	(12bps)
Collectively assessed provisions to credit risk weighted assets	138bps	146bps	150bps	(8bps)	(12bps)
Total provisions to risk weighted assets	179bps	181bps	182bps	(2bps)	(3bps)

Note 16. Delinquencies (90 days past due loans)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Mortgages	0.59%	0.47%	0.40%	(12bps)	(19bps)
Other personal lending	1.34%	1.25%	1.34%	(9bps)	-
Total personal lending	0.63%	0.51%	0.45%	(12bps)	(18bps)

1 Movement represents a 6 month period.

2 Non-housing loans have been determined on a loan purpose basis.

Reported Financial Information (continued)

Note 17. Deposits

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2011	30 Sept 2010	31 March 2010	Sept 10- Mar 11	Mar 10- Mar 11
Australia
Certificates of deposit
At fair value	33,738	36,615	41,275	(8)	(18)
At amortised cost	1,689	1,756	3,411	(4)	(50)
Total certificates of deposit	35,427	38,371	44,686	(8)	(21)
At call and term deposits
Non-interest bearing, repayable at call	13,101	12,407	11,528	6	14
Other interest bearing:
At Call	142,275	142,255	131,945	-	8
Term	99,361	90,436	94,547	10	5
Total at call and term deposits	254,737	245,098	238,020	4	7
Total Australia	290,164	283,469	282,706	2	3

New Zealand
Certificates of deposit
At fair value	1,093	1,447	1,881	(24)	(42)
Total certificates of deposit	1,093	1,447	1,881	(24)	(42)
At call and term deposits
Non-interest bearing, repayable at call	2,084	1,932	2,053	8	2
Other interest bearing:
At Call	10,011	10,039	10,157	-	(1)
Term	15,308	15,505	14,546	(1)	5
Total at call and term deposits	27,403	27,476	26,756	-	2
Total New Zealand	28,496	28,923	28,637	(1)	-

Other Overseas
Certificates of deposit
At fair value	16,066	15,187	16,874	6	(5)
At amortised cost	1,092	2,203	271	(50)	large
Total certificates of deposit	17,158	17,390	17,145	(1)	-
At call and term deposits
Non-interest bearing, repayable at call	420	406	380	3	11
Other interest bearing:
At Call	1,949	2,116	2,158	(8)	(10)
Term	4,311	5,081	4,287	(15)	1
Total at call and term deposits	6,680	7,603	6,825	(12)	(2)
Total other overseas	23,838	24,993	23,970	(5)	(1)
Total deposits	342,498	337,385	335,313	2	2
Total Deposits at fair value	50,897	53,249	60,030	(4)	(15)
Total Deposits at amortised cost	291,601	284,136	275,283	3	6
Total Deposits	342,498	337,385	335,313	2	2

Reported Financial Information (continued)

Note 18. Capital adequacy – Basel II

	As at	As at	As at
$m	31 March 2011	30 Sept 2010	31 March 2010
Tier 1 capital
Common equity
Paid up ordinary capital	24,998	24,686	24,414
Treasury shares	(114)	(118)	(117)
Equity based remuneration	567	540	492
Foreign currency translation reserve	(388)	(287)	(233)
Non-controlling interests - other	31	37	41
Retained earnings	15,526	13,750	12,353
Less retained earnings in life and general insurance, funds management and securitisation entities	(657)	(822)	(843)
Dividends provided for capital adequacy purposes	(2,287)	(2,212)	(1,935)
Estimated reinvestment under dividend reinvestment plan	343	597	522
Deferred fees	113	102	96
Total common equity	38,132	36,273	34,790
Deductions from common equity
Goodwill (excluding funds management entities)	(9,033)	(9,085)	(9,159)
Deferred tax assets	(2,378)	(1,697)	(1,098)
Goodwill in life and general insurance, funds management and securitisation entities	(1,141)	(1,173)	(1,181)
Capitalised expenditure	(485)	(549)	(594)
Capitalised software	(966)	(773)	(590)
Tangible investments in non-consolidated subsidiaries	(828)	(782)	(823)
Regulatory expected loss	(992)	(906)	(402)
General reserve for credit losses adjustment	(26)	-	-
Securitisation	(53)	(53)	(118)
Excess investments in non-subsidiary entities	(7)	(59)	(78)
Regulatory adjustments to fair value positions	(199)	(223)	(115)
Other Tier 1 deductions	(12)	(16)	(1)
Total deductions from common equity	(16,120)	(15,316)	(14,159)
Total common equity after deductions	22,012	20,957	20,631

Residual Tier 1 capital
Westpac SPS	1,028	1,026	1,025
Westpac SPS II	900	899	898
Trust preferred securities (2003 TPS)	1,137	1,137	1,137
Trust preferred securities (2004 TPS)	557	624	617
Trust preferred securities (2006 TPS)	755	755	755
Total residual Tier 1 capital	4,377	4,441	4,432
Net Tier 1 capital	26,389	25,398	25,063

Reported Financial Information (continued)

Note 18. Capital adequacy – Basel II (continued)

	As at	As at	As at
$m	31 March 2011	30 Sept 2010	31 March 2010
Tier 2 capital
Upper Tier 2 capital
Subordinated undated capital notes	378	404	426
Eligible general reserve for credit loss	70	71	752
Revaluation reserve - available-for-sale securities	38	59	64
Net upper Tier 2 capital	486	534	1,242
Lower Tier 2 capital
Eligible subordinated bonds, notes and debentures	5,337	6,529	6,517
Net lower Tier 2 capital	5,337	6,529	6,517
Deductions from Tier 2 capital
Tangible investments in non-consolidated subsidiaries	(828)	(782)	(823)
Regulatory expected loss	(992)	(906)	(402)
Securitisation	(53)	(53)	(118)
Excess investments in non-subsidiary entities	(7)	(59)	(78)
Total deductions from Tier 2 capital	(1,880)	(1,800)	(1,421)
Net Tier 2 capital	3,943	5,263	6,338
Total regulatory capital (Level 2 capital base)	30,332	30,661	31,401
Risk weighted assets	276,827	279,379	290,097
Core Tier 1 ratio	8.0%	7.5%	7.1%
Tier 1 capital ratio	9.5%	9.1%	8.6%
Tier 2 capital ratio	1.5%	1.9%	2.2%
Total regulatory capital ratio	11.0%	11.0%	10.8%

Reported Financial Information (continued)

Note 18. Capital adequacy – Basel II (continued)

	As at	As at	As at
$m	31 March 2011	30 Sept 2010	31 March 2010
Credit risk - on-balance sheet
Corporate[1]	30,067	33,037	26,326
Business lending[2]	35,257	36,178	24,911
Sovereign[3]	423	465	282
Bank[4]	1,227	878	1,231
Residential mortgages	52,153	51,164	36,219
Australian credit cards	4,306	4,638	3,721
Other retail	7,216	6,900	3,703
Small business[5]	3,179	2,559	2,670
Specialised lending: Property and project finance[6]	37,388	39,725	25,264
Securitisation[7]	2,462	2,789	3,393
Standardised	4,752	4,847	77,605
Total on-balance sheet assets - credit risk	178,430	183,180	205,325

Credit risk - off-balance sheet
Corporate[1]	24,100	25,183	20,604
Business lending[2]	7,970	7,689	4,957
Sovereign[3]	376	182	172
Bank[4]	3,119	2,814	2,368
Residential mortgages	3,799	5,372	2,555
Australian credit cards	1,167	1,455	1,196
Other retail	752	641	549
Small business[5]	982	457	435
Specialised lending: Property and project finance[6]	6,785	5,975	3,790
Securitisation[7]	1,768	1,813	2,103
Standardised	1,012	1,069	2,326
Total off-balance sheet assets - credit risk	51,830	52,650	41,055

Equity risk	1,198	1,122	996
Market risk	7,472	5,201	6,707
Operational risk[8]	19,960	19,824	22,624
Interest rate risk in the banking book	14,708	14,697	10,573
Other assets	3,229	2,705	2,817
Total risk weighted assets	276,827	279,379	290,097

[1]

Corporate – Typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business Lending or Small Business.

[2]	Business Lending – Includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.
[3]	Sovereign – Includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.
[4]	Bank – Includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.
[5]	Small Business – Includes exposures less than or equal to $1 million.
[6]

Specialised Lending: Property & Project Finance – Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

[7]

Securitisation – Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

[8]

Operational Risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

Reported Financial Information (continued)

Note 19. Derivative financial instruments

$m	Notional Amount[1]	Fair Value (Asset)	Fair Value (Liability)
Held for trading
Interest rate
Futures	123,605	-	-
Forwards	108,486	33	32
Swaps	926,910	8,464	8,001
Options	26,042	125	92
Foreign exchange
Futures	-	-	-
Forwards	443,332	6,853	7,965
Swaps	261,198	13,846	8,899
Options	18,895	292	410
Commodities	2,801	280	229
Equities	748	68	21
Credit	45,278	396	399
Total held for trading derivatives	1,957,295	30,357	26,048
Fair value hedges
Interest rate
Swaps	27,980	385	260
Foreign exchange
Swaps	26,717	226	5,410
Total fair value hedging derivatives	54,697	611	5,670
Cash flow hedges
Interest rate
Swaps	93,484	465	815
Foreign exchange
Swaps	15,096	102	2,725
Total cash flow hedging derivatives	108,580	567	3,540
Net investment hedges
Other	2,582	20	-
Total net investment hedges	2,582	20	-
Total derivatives as at 31 March 2011	2,123,154	31,555	35,258
Total derivatives as at 30 September 2010	2,081,338	36,102	44,039
Total derivatives as at 31 March 2010	1,961,310	26,482	29,830

1 Notional amount refers to the face value of the amount upon which cash flows are calculated.

Reported Financial Information (continued)

Note 19. Derivative financial instruments (continued)

Value at Risk (VaR) is used as the primary method for measuring and monitoring market risk exposure against Board approved limits. VaR is an estimate of the worst case loss in the value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. The types of market risk arising from trading activity include interest rate, foreign exchange, commodity, equity, credit spread and volatility risks. The table below depicts the aggregate WIB Markets VaR for the last three half-years.

WIB Markets - Daily Value at Risk (VaR)1

$m	High	Low	Average
Six months ended 31 March 2011	10.4	4.6	7.3
Six months ended 30 September 2010	8.2	3.0	5.2
Six months ended 31 March 2010	15.1	4.3	8.8

Average	Half Year	Half Year	Half Year
$m	31 March 2011	30 Sept 2010	31 March 2010
Interest rate risk	5.6	3.8	8.4
Foreign exchange risk	2.6	1.6	1.6
Equity risk	0.4	0.5	0.9
Commodity risk[2]	2.0	1.9	1.1
Other market risks[3]	3.3	2.8	2.9
Diversification benefit	(6.6)	(5.4)	(6.1)
Net market risk	7.3	5.2	8.8

Treasury’s Traded Risk and Non-Traded Interest Rate Risk

$m	High	Low	Average
Six months ended 31 March 2011	42.1	19.5	28.0
Six months ended 30 September 2010	36.0	18.5	25.4
Six months ended 31 March 2010	52.3	17.4	29.5

[1]

The daily VaR presented in Note 19 above reflects a divisional view of VaR being the VaR for WIB Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation aligns with the presentation of WIB Markets and Treasury, as referred to in Sections 4.3 and 4.8 respectively. It varies from the presentations of VaR in Westpac’s 2010 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel II where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of WIB Markets in the trading VaR disclosure under the Basel II presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above.

[2]	Includes electricity risk.
[3]	Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

Reported Financial Information (continued)

Note 20. Notes to the cash flow statement

				% Mov’t	% Mov’t
$m	Half Year March 11	Half Year Sept 10	Half Year March 10	Sept 10- Mar 11	Mar 10- Mar 11
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,996	3,505	2,907	14	37
Adjustments:
Depreciation, amortisation and impairment	343	378	342	(9)	-
(Decrease)/increase in sundry provisions and other non-cash items	592	(256)	(500)	large	large
Impairment charges on loans	501	606	900	(17)	(44)
(Increase)/decrease in trading and fair value assets	(4,944)	2,783	(964)	large	large
Increase/(decrease) in trading and fair value liabilities	2,888	(1,517)	(4,419)	large	165
(Decrease)/Increase in derivative financial instruments	(10,365)	1,409	(3,827)	large	(171)
(Increase)/decrease in accrued interest receivable	(172)	175	(532)	(198)	68
Increase/(decrease) in accrued interest payable	158	502	953	(69)	(83)
(Decrease)/increase in current and deferred tax	(609)	(833)	(1,144)	27	47
Net cash (used in)/provided by operating activities	(7,612)	6,752	(6,284)	large	(21)

Reported Financial Information (continued)

Note 21. Other group investments and changes in control of group entities

The group had a significant non-controlling shareholding in the following entities as at 31 March 2011:

	Country
	where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	47.3	Employment and training
Arkx Investment Management Pty Limited	Australia	30.0	Investment company
Above The Index Asset Management Pty Limited	Australia	33.3	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	15.0	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	45.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
CV Services Group Pty Limited	Australia	26.9	Investment company
Direct Portfolio Group Limited	Australia	50.0	Holding company
H3 Global Advisors Pty Limited	Australia	45.0	Funds management
Helix Partners Limited	Australia	46.0	Funds management
Mondex Australia Pty Limited	Australia	25.0	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	Smart card operations
Paymark Limited	New Zealand	25.0	Electronic payments processing
Quadrant Capital Fund No. 2	Australia	26.7	Investment fund
Regal Funds Management Pty Limited	Australia	30.0	Funds management
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
Ronin Consolidated Holdings Pty Limited (in voluntary liquidation)	Australia	25.0	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property funds fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Service Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

The total carrying amount of the Group’s significant non-controlling shareholding was $160 million (30 September 2010 $124 million, 31 March 2010 $109 million).

During the six months ended 31 March 2011 the Group’s interests in the following investments changed:

■	Angusknight Pty Limited (from 27.8% to 47.3% on 21 March 2011); and

■	Above the Index Asset Management Pty Limited (from 37.2% to 33.3% on 16 February 2011).

During the six months ended 31 March 2011 the Group’s interests in the following investments were disposed of:

■	ResCo Services Pty Limited (disposed 23 November 2010).

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

During the six months ended 31 March 2011 the following controlled entities were incorporated, formed or acquired:

■	Westpac NZ Covered Bond Holdings Limited (incorporated 22 November 2010);

■	Westpac NZ Covered Bond Limited (incorporated 22 November 2010);

■	Series 2011 -1 WST Trust (created 16 February 2011); and

■	Ascalon Seed Pool Trust No 2 (created 17 February 2011).

Reported Financial Information (continued)

During the six months ended 31 March 2011 the following controlled entities ceased to be controlled or were disposed of:

■	BLE Capital (NZ) Limited (struck off 5 November 2010);

■	BT Australia Corporate Services Pty Limited (deregistered 10 November 2010);

■	BT Finance & Investments Pty Limited (deregistered 1 December 2010);

■	BT Finance Pty Limited (deregistered 1 December 2010);

■	BT Nominees Pty Limited (deregistered 6 October 2010);

■	Buchelin Pty Limited (deregistered 17 February 2011);

■	Chifley Services Pty Limited (deregistered 6 October 2010);

■	Dragon Investment Service Limited (deregistered 10 November 2010);

■	Dysty Pty Limited (deregistered 14 February 2011);

■	Infrastructure Australia (No.1) Limited (deregistered 12 December 2010);

■	Mayfair Australia Investments Limited (deregistered 18 January 2011);

■	PF No 2 (struck off 5 November 2010);

■	Sarnia Pty Limited (deregistered 6 October 2010);

■	St.George (Note Issuing Vehicle Only) Pty Limited (deregistered 20 October 2010);

■	Tasman Funding No 1 Limited (struck off 5 November 2010);

■	Tasman Funding No 2 Limited (struck off 5 November 2010);

■	Westpac Leasing Pty Limited (deregistered 24 October 2010); and

■	Westpac NZ Funding Limited (struck off 5 November 2010).

Reported Financial Information (continued)

Note 22. Funding view of the balance sheet

	As at 31 March 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	1,021	-	-	3,760	-	4,781
Receivables due from other financial institutions	2,613	-	-	2,769	3,599	8,981
Trading securities, financial assets and available-for-sale securities	47,740	-	-	-	13,493	61,233
Derivative financial instruments	-	-	-	-	31,555	31,555
Loans	33,598	-	-	450,609	-	484,207
Life insurance assets	-	-	-	-	9,586	9,586
Goodwill and other intangibles	-	-	-	11,595	-	11,595
Fixed assets	-	-	-	1,090	-	1,090
Other assets	-	-	-	-	8,930	8,930
Total assets	84,972	-	-	469,823	67,163	621,958

Liabilities
Payables due to other financial institutions	-	-	7,914	-	4,959	12,873
Deposits
At call	-	169,840	-	-	-	169,840
Term deposits	-	118,980	-	-	-	118,980
Medium term deposit notes	-	-	881	-	-	881
Certificates of deposit	-	-	52,797	-	-	52,797
Derivative financial instruments	-	-	-	-	35,258	35,258
Trading liabilities and other financial liabilities designated at fair value	166	-	-	-	7,534	7,700
Acceptances	-	-	418	-	-	418
Debt issues	-	-	153,179	-	-	153,179
Life insurance liabilities	-	-	-	-	8,723	8,723
Other liabilities	-	-	-	-	10,940	10,940
Loan capital	-	-	8,250	-	-	8,250
Total liabilities	166	288,820	223,439	-	67,414	579,839
Total equity	-	-	1,923	40,948	(752)	42,119
Total net	84,806	(288,820)	(225,362)	428,875	501	-

Reported Financial Information (continued)

Note 22. Funding view of the balance sheet (continued)

	As at 30 September 2010
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	1,001	-	-	3,463	-	4,464
Receivables due from other financial institutions	2,227	-	-	2,382	7,979	12,588
Trading securities, financial assets and available-for-sale securities	43,823	-	-	-	11,776	55,599
Derivative financial instruments	-	-	-	-	36,102	36,102
Loans	35,056	-	-	442,599	-	477,655
Life insurance assets	-	-	-	-	12,310	12,310
Goodwill and other intangibles	-	-	-	11,504	-	11,504
Fixed assets	-	-	-	1,010	-	1,010
Other assets	-	-	-	-	7,045	7,045
Total assets	82,107	-	-	460,958	75,212	618,277

Liabilities
Payables due to other financial institutions	-	-	5,448	-	3,450	8,898
Deposits
At call	-	169,155	-	-	-	169,155
Term deposits	-	111,022	-	-	-	111,022
Medium term deposit notes	-	-	1,977	-	-	1,977
Certificates of deposit	-	-	55,231	-	-	55,231
Derivative financial instruments	-	-	-	-	44,039	44,039
Trading liabilities and other financial liabilities designated at fair value	31	-	-	-	4,819	4,850
Acceptances	-	-	635	-	-	635
Debt issues	-	-	150,336	-	-	150,336
Life insurance liabilities	-	-	-	-	11,560	11,560
Other liabilities	-	-	-	-	10,824	10,824
Loan capital	-	-	9,632	-	-	9,632
Total liabilities	31	280,177	223,259	-	74,692	578,159
Total equity	-	-	1,929	38,786	(597)	40,118
Total net	82,076	(280,177)	(225,188)	422,172	1,117	-

Reported Financial Information (continued)

Note 22. Funding view of the balance sheet (continued)

	As at 31 March 2010
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	677	-	-	3,642	-	4,319
Receivables due from other financial institutions	2,343	-	-	2,637	4,662	9,642
Trading securities, financial assets and available-for-sale securities	42,069	-	-	-	11,951	54,020
Derivative financial instruments	-	-	-	-	26,482	26,482
Loans	34,324	-	-	440,320	-	474,644
Life insurance assets	-	-	-	-	12,393	12,393
Goodwill and other intangibles	-	-	-	11,420	-	11,420
Fixed assets	-	-	-	881	-	881
Other assets	319	-	-	-	6,655	6,974
Total assets	79,732	-	-	458,900	62,143	600,775

Liabilities
Payables due to other financial institutions	-	-	4,577	-	3,722	8,299
Deposits
At call	-	158,221	-	-	-	158,221
Term deposits	-	113,381	-	-	-	113,381
Medium term deposit notes	-	-	-	-	-	-
Certificates of deposit	-	-	63,711	-	-	63,711
Derivative financial instruments	-	-	-	-	29,830	29,830
Trading liabilities and other financial liabilities designated at fair value	-	-	-	-	6,362	6,362
Acceptances	-	-	1,082	-	-	1,082
Debt issues	-	-	150,592	-	-	150,592
Life insurance liabilities	-	-	-	-	11,761	11,761
Other liabilities	-	-	-	-	9,435	9,435
Loan capital	-	-	9,691	-	-	9,691
Total liabilities	-	271,602	229,653	-	61,110	562,365
Total equity	-	-	1,933	37,071	(594)	38,410
Total net	79,732	(271,602)	(231,586)	421,829	1,627	-

Reported Financial Information (continued)

Note 23. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

Westpac is aware from reports in the media and other public statements that class action proceedings relating to exception fees have been commenced against one Australian bank, and may be commenced against other Australian banks. At this stage no such proceedings have been commenced against Westpac.

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to prove in the liquidation of the Bell Group, but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability is approximately $188 million after taking into account its arrangements with the other banks. As a result of the judgment, Westpac paid this amount into court. The banks have appealed the decision. No further information is disclosed due to the sensitive nature of this matter.

Note 24. Events subsequent to balance date

No matter or circumstance has arisen since half year ended 31 March 2011 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Other Information

6.      Other Information

6.1    Exchange Rates

Six months to/as at	31 March 2011		30 Sept 2010		31 March 2010
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.9963	1.0340	0.8936	0.9669	0.9070	0.9155
GBP	0.6263	0.6419	0.5877	0.6106	0.5680	0.6073
NZ$	1.3164	1.3586	1.2598	1.3145	1.2619	1.2897

Other Information (continued)

6.2    Financial Calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depositary Receipts in New York. Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II) are listed on the ASX.

Important dates for shareholders to note over the following months are:

Ex-dividend date for interim dividend	16 May 2011
Record date for interim dividend (Sydney)[1]	20 May 2011
Record date for interim dividend (New York)[2]	19 May 2011
Interim dividend payable	4 July 2011
Financial year end	30 September 2011
Final results and ordinary share dividend announcement	2 November 2011
Ex-dividend date for final dividend[3]	7 November 2011
Record date for final dividend (Sydney)[1,3]	11 November 2011
Record date for final dividend (New York) [2,3]	10 November 2011
Annual General Meeting[4]	14 December 2011
Final dividend payable[3]	19 December 2011

Important dates for Westpac SPS and Westpac SPS II investors to note over the following months are:

Record date for June quarter distribution	23 June 2011
Payment date for June quarter distribution	30 June 2011
Record date for September quarter distribution	23 September 2011
Payment date for September quarter distribution	30 September 2011
Record date for December quarter distribution	27 December 2011
Payment date for December quarter distribution	2 January 2012

Share Registries

Australia	New Zealand
Ordinary shares on the main register and Westpac SPS and Westpac SPS II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 16, Brookfields House, 19 Victoria Street West
Sydney NSW 2000 Australia	Auckland 1142 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1030, New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.com
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York	For further information contact:
Depositary in USA for American Depositary Receipts JP Morgan Chase Bank, N.A.	Media: Paul Marriage, Head of Media Relations,
PO Box 64504	+61 2 8219 8512
St Paul MN 55164-0504
USA	Analysts and Investors:
Website: www.adr.com Email: jpmorgan.adr@wellsfargo.com Telephone: +1 800 990 1135 (toll free in US and Canada) International: + 1 651 453 2128	Andrew Bowden, Head of Investor Relations, +61 2 8253 4008

1 Final participation date for Dividend Reinvestment Plan (DRP).

2 Dividends will be converted to local currency at the ruling rate on the day of record.

3 Dates will be confirmed at the time of announcing the 2011 Full Year final results.

4 Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to Shareholders in November 2011.

Segment Result

7.1       Half Year Segment Reported Results

Six months to 31 March 2011 $m	Westpac Retail & Business Banking	Westpac Institutional Bank	St.George Bank	BT Financial Group (Australia)	New Zealand[1]	Pacific Banking	Group Businesses[2]	Group
Net interest income	2,596	888	1,393	122	486	58	302	5,845
Non-interest income	543	679	264	767	136	48	65	2,502
Net operating income before operating expenses and impairment charges on loans	3,139	1,567	1,657	889	622	106	367	8,347
Operating expenses	(1,526)	(510)	(741)	(452)	(292)	(40)	(92)	(3,653)
Impairment charges on loans	(275)	21	(176)	(4)	(105)	(7)	83	(463)
Profit before income tax	1,338	1,078	740	433	225	59	358	4,231
Income tax expense	(402)	(311)	(222)	(127)	(64)	(17)	908	(235)
Profit for the period	936	767	518	306	161	42	1,266	3,996
Profit attributable to non-controlling interests	-	-	-	(5)	(2)	(3)	(25)	(35)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	936	767	518	301	159	39	1,241	3,961

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	27	27
Treasury shares	-	-	-	-	-	-	7	7
Ineffective hedges	-	-	-	-	-	-	(4)	(4)
Merger transaction and integration expenses	-	-	-	-	-	-	34	34
FV gain / (loss) on economic hedges	-	-	-	-	-	-	62	62
Amortisation of intangible assets[3]	-	-	64	8	-	-	-	72
Fair value amortisation of financial instruments[4]	-	-	-	-	-	-	6	6
Tax consolidation adjustment[5]	-	-	-	-	-	-	(1,110)	(1,110)
Buyback of government guaranteed debt	-	-	-	-	-	-	20	20
Tax provision	-	-	-	-	-	-	93	93
Cash Earnings	936	767	582	309	159	39	376	3,168

1 New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2011 (1.3164).

2 “Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)                 Non-interest income $7 million debit

ii)              Income tax expense $7 million credit

3 Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

4 Amortisation of fair value adjustments recognised on merger with St.George.

5 Impact of the finalisation of the tax consolidation in relation to the merger with St.George for the years subsequent to the 2010 financial year.

Segment Result (continued)

7.1.      Half Year Segment Reported Results (continued)

Six months to 30 September 2010 $m	Westpac Retail & Business Banking	Westpac Institutional Bank	St.George Bank	BT Financial Group (Australia)	New Zealand[1]	Pacific Banking	Group Businesses[2]	Group
Net interest income	2,560	860	1,341	117	492	61	398	5,829
Non-interest income	513	708	285	751	143	46	54	2,500
Net operating income before operating expenses and impairment charges on loans	3,073	1,568	1,626	868	635	107	452	8,329
Operating expenses	(1,524)	(519)	(732)	(456)	(298)	(39)	(156)	(3,724)
Impairment charges on loans	(287)	(50)	(180)	(7)	(110)	3	54	(577)
Profit before income tax	1,262	999	714	405	227	71	350	4,028
Income tax expense	(379)	(292)	(210)	(116)	(68)	(21)	563	(523)
Profit for the period	883	707	504	289	159	50	913	3,505
Profit attributable to non-controlling interests	-	-	-	(4)	(1)	(3)	(26)	(34)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	883	707	504	285	158	47	887	3,471

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	3	3
Treasury shares	-	-	-	-	-	-	(20)	(20)
Ineffective hedges	-	-	-	-	-	-	3	3
Merger transaction and integration expenses	-	-	-	-	-	-	61	61
FV gain / (loss) on economic hedges	-	-	-	-	-	-	29	29
Amortisation of intangible assets[3]	-	-	65	9	-	-	-	74
Fair value amortisation of financial instruments[4]	-	-	-	-	-	-	(6)	(6)
Tax consolidation adjustment[5]	-	-	-	-	-	-	(685)	(685)
Cash Earnings	883	707	569	294	158	47	272	2,930

1 New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Second Half 2010 (1.2598).

2 “Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)            Non-interest income $5 million debit

ii)         Income tax expense $5 million credit

3 Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

4 Amortisation of fair value adjustments recognised on merger with St.George.

5 Adjustment relating to finalisation of the Full Year 2009 and Full Year 2010 tax consolidation impact in relation to the merger with St.George.

Segment Result (continued)

7.1.      Half Year Segment Reported Results (continued)

Six months to 31 March 2010 $m	Westpac Retail & Business Banking	Westpac Institutional Bank	St.George Bank	BT Financial Group (Australia)	New Zealand[1]	Pacific Banking	Group Businesses[2]	Group
Net interest income	2,572	916	1,327	140	465	56	537	6,013
Non-interest income	501	811	287	724	134	40	71	2,568
Net operating income before operating expenses and impairment charges on loans	3,073	1,727	1,614	864	599	96	608	8,581
Operating expenses	(1,521)	(519)	(694)	(434)	(294)	(39)	(191)	(3,692)
Impairment charges on loans	(302)	(73)	(331)	(5)	(166)	(4)	2	(879)
Profit before income tax	1,250	1,135	589	425	139	53	419	4,010
Income tax expense	(377)	(328)	(181)	(128)	(38)	(17)	(34)	(1,103)
Profit for the period	873	807	408	297	101	36	385	2,907
Profit attributable to non-controlling interests	-	-	-	(4)	(1)	(2)	(25)	(32)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	873	807	408	293	100	34	360	2,875

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	11	11
Treasury shares	-	-	-	-	-	-	10	10
Ineffective hedges	-	-	-	-	-	-	(9)	(9)
Merger transaction and integration expenses	-	-	-	-	-	-	106	106
FV gain / (loss) on economic hedges	-	-	-	-	-	-	24	24
Amortisation of intangible assets[3]	-	-	64	8	-	-	-	72
Fair value amortisation of financial instruments[4]	-	-	-	-	-	-	(34)	(34)
NZ structured finance transaction	-	-	-	-	-	-	(106)	(106)
Cash Earnings	873	807	472	301	100	34	362	2,949

1 New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2010 (1.2619).

2 “Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)            Non-interest income $7 million debit

ii)         Income tax expense $7 million credit

3 Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

4 Amortisation of fair value adjustments recognised on merger with St.George.

Segment Result (continued)

7.2       Cash Earnings Adjustments

$m	Half Year March 11	Half Year Sept 10	Half Year March 10
Cash earnings adjustments comprise:
TPS revaluations[1]	27	3	11
Treasury shares[2]	7	(20)	10
Ineffective hedges[3]	(4)	3	(9)
Merger transaction and integration expenses[4]	34	61	106
FV gain / (loss) on economic hedges[5]
Unrealised NZ retail earnings hedges	-	6	1
GG Fee FX hedge	8	8	12
Hedging of MTM	54	15	11
Total FV gain / (loss) on economic hedges	62	29	24
Amortisation of intangible assets[6]	72	74	72
Fair value amortisation of financial instruments[7]	6	(6)	(34)
NZ structured Finance transaction[8]	-	-	(106)
Tax consolidation adjustment[9]	(1,110)	(685)	-
Buyback of government guaranteed debt[10]	20	-	-
Tax provision[11]	93	-	-
Total	(793)	(541)	74

1.      Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the reported results. The mismatch is added back to reported results in deriving Cash Earnings as it does not affect the Group’s profits over time.

2.      Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results.  In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

3.      The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4.      As part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as a Cash Earnings adjustment as they do not impact the earnings expected from St.George following the integration period.

5.      Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

•                 the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may  create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

•                 the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

•                 the unrealised fair value gains/(losses) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings  as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge.

6.      The merger with St.George resulted in the recognition of core deposits intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between 5 and 9 years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

Segment Result (continued)

7.      The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders. As a result, in Full Year 2009, Westpac made a Cash Earnings adjustment for the amortisation of the fair value of the deposits and wholesale funding. This adjustment was fully amortised in 2009 and added $223 million to reported net interest income. In 2010, the Group revised this Cash Earnings adjustment to also include the amortisation of the remaining merger related retail bank fair value adjustments. Prior to 2010 the amortisation amounts were not  included as a Cash Earnings adjustment because the aggregate impact on Cash Earnings was small and distributed over a relatively long period. Subsequent to this, it became apparent that while the total impact of this amortisation was small, the volatility in the half on half movements created larger movements in key metrics which made comparisons more difficult and distorted underlying trends.

8.      In Full Year 2009, the Group increased tax provisioning by $703 million for New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, the provision was treated as a Cash Earnings adjustment. In Full Year 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The associated reversal of tax provisions of $106 million in Full Year 2010 has also been treated as a Cash Earnings adjustment. This reversal was made in First Half 2010.

9.      Finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million in First Half 2011, $685 million in Second Half 2010 and nil in First Half 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and as they do not reflect ongoing operations.

10.     In First Half 2011, the Group bought back some Government guaranteed debt to reduce Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between Reported Earnings and Cash Earnings.

11.     In First Half 2011, the Group increased tax provisions by $93 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflects the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions has been treated as a Cash Earnings adjustment as it relates to the global management of existing tax positions and does not reflect ongoing operations. We do not expect similar risks to reoccur as the Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

Glossary

8       Glossary

Earnings	Cash Earnings

Net profit attributable to owners of WBC adjusted for the impact of the economic hedges related to TPS, earnings from Treasury shares, gains/losses on ineffective hedges, the impact of unrealised New Zealand earnings hedges gains/losses, and the impact of integration costs and the amortisation of certain intangibles in relation to the merger with St.George, fair value gains/losses on economic hedges, tax consolidation adjustment, buyback of Government guaranteed debt and tax provision adjustment. Refer to the Introduction on page 1 and Section 7.2 for a more detailed explanation.

Shareholder Value	Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (statutory basis).
	Weighted average ordinary shares (statutory)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
	Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
	Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
	Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
	Average ordinary equity	Average total equity less average non-controlling interests.
	Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
Productivity and efficiency	Operating expenses	Operating expenses do not include impairment charges on loans.
	Expense to income ratio	Operating expenses divided by net operating income.
	Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
Business Performance	Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.
	Net interest margin	The net interest spread plus the benefit of net non-interest bearing liabilities and equity.
	Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
	Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
	Divisional margin	Net interest income (excluding capital benefit) for a division as a percentage of the average interest earning assets for that division.
Capital Adequacy	Total capital ratio	Total regulatory capital as defined by APRA divided by risk weighted assets.
	Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk weighted assets.
Risk Weighted Assets (RWA)

Assets (both on and off-balance sheet) of Westpac are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit Risk Weighted Assets

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude equity risk, market risk, operational risk, interest rate risk in the banking book and other assets. Note 18 in Section 5 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

Glossary (continued)

Asset quality	Individually Assessed Provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the income statement.

Collectively Assessed Provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

■   Facilities 90 days or more past due, and not well secured – exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

■    Non-accrual assets – exposures with individually assessed impairment provisions held against them, excluding restructured loans;

■    Restructured assets – exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

■   Other assets acquired through security enforcement (includes other real estate owned) – includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

■    Any other assets where the full collection of interest and principal is in doubt.

90 days past due – well secured

Includes facilities where:

■    contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

■    an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

■    the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

	Watchlist and Substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
	Stressed loans	Stressed loans are Watchlist and Substandard, 90 days past due well secured and impaired assets.
Total Committed Exposure (TCE)

Total Committed Exposure (TCE) represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.

Glossary (continued)

Other	Accounting reclassifications

Adjustments made for accounting treatments that have the effect of grossing up the income statement (primarily between income and tax expense/profits attributable to non-controlling interests). Key reclassifications include gross ups for policyholder tax recoveries and the impact of Treasury shares. These adjustments have no impact on Cash Earnings.

	First Half 2010	6 months ended 31 March 2010.
	Second Half 2010	6 months ended 30 September 2010.
	First Half 2011	6 months ended 31 March 2011.
	1Q	From 1 January to 31 March.
	Net Promoter Score (NPS)[1]	Refers to an external measure of customer advocacy which looks at how willing our customers are to recommend Westpac to their family and friends.

1 Net Promoter Scoresm and NPSsm is a service mark of Bain and Company Inc, Satmetrix Systems Inc. and Mr Frederick Reichheld.